EXHIBIT 99.1

AkerSolutions
part of Aker

Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile

Prepared by:
Alex Duggan, P.Eng.
Graham Holmes, P.Eng.
Rodrigo Alves Marinho, CPG-AIPG
Eduardo Rosselot, C.Eng., MIMMM
Ricardo P. Sepulveda S., CPG-AIPG
Armando Simón, Ph.D., P.Geo., AIG, APGO

Prepared for
Exeter Resource Corporation

Project No. 1876.00

June 6, 2011

TABLE OF CONTENTS

List of Figures

Aker Solutions

List of Figures

List of Figures

List of Tables

List of Tables

List of Tables

AkerSolutions

List of Tables

AkerSolutions

List of Tables

Technical Terms and Abbreviations

Abbreviation	Acronym
AC	air conditioning
ADIS	Automated Digital Imaging System
ADR	Adsorption, Desorption, Recovery
Ag	silver
AGP	Acid Generation Potential
ARD	Acid Rock Drainage
As	arsenic
ASC	Aluminium Standard
Au	gold
AuEq	gold equivalent
BFA	bench face angle
B.O.O.	Build/own/operate
CCA	capital cost allowances
CEA	Cumulative Expenditure Account
CEMA	Conveyor Equipment Manufacturers Association
CIC	carbon in column
CO	carbon monoxide
COG	cutoff gade
CO_2	carbon dioxide
CSMAT	Controlled Source Audio-Magnetotelluric Tensor
Cu	copper
CuEq	copper equivalent
DCS	Distributed Control Systems
DDIP	Dipole Dipole Induced Polarisation
DIA	Declaración de Impacto Ambiental
EMPs	Environmental Management Plans
EPC	engineer, procure, construct
EPCM	engineer, procure, construction management
ESIA	Environmental and Social Impact Assessment
EW	electrowinning

Abbreviation	Acronym
FCA	free carrier allowed
FOB	free on board
GA	General Arrangement
HDPE	High Density Polyethylene
HG	hypogene
HSEC	Health, Safety, Environment & Community
HV	high voltage
HVAC	heating, ventilation and air conditioning
ICP	Inductively Coupled Plasma
IFC	International Finance Committee
IFS	Initial Feasibility Study
IIA	Informe de Impacto Ambiental
IMO	International Maritime Organisation
IRR	Internal Rate of Return
kWh	kilowatt hour
LAM	Lithology; Alteration and Mineralization
LOM	life of mine
LV	level voltage
MCC	motor control centres
MCE	maximum credible earthquake
MDE	maximum design earthquake
MII	Measured, Indicated and Inferred resources
MISC	Miscellaneous
MLI	McClelland Laboratories International
Mo	molybdenum
MoS_2	molybdenum disulphide
MTO	material take off
MV	medium voltage
MW	megawatt
NAG	Net Acid Generation
NaHS	sodium hydro sulphide
NO_x	nitrous oxides

Abbreviation	Acronym
NPC	Net Present Cost
NPV	Net Present Value
P_{Au}	gold price
P_{Cu}	copper price
Pb	lead
PEA	Preliminary Economic Assessment
PFS	Prefeasibility Study
PSA	pit slope angle
R_{Au}	projected gold recovery
R_{Cu}	projected copper recovery
ROM	run of mine
RQD	Rock Quality Designation
RMR	rock mass rating
RMR	rock mass rating
SG	supergene
SO_x	sulphur oxides
SXEW	solvent extraction electrowinning
TBD	to be determined
UPS	uninterruptible power supplies
VFD	variable frequency drive
VSD	variable speed drive
XRD	mineralogical characterization

Units of Measure

Unit	Abbreviation
American dollar	USD
Canadian dollar	CAD
centigrade	°C
centimetre	cm
Chilean Peso	CLP
cubic metre	m^3
day	d
dead weight ton (imperial ton – long ton)	Dwt
dry metric tonne	Dmt
foot / feet	ft
gram	g
gram/Litre	g/L
gram/tonne	g/t
hour	h
kilogram	kg
kilogram per tonne	kg/t
kilometre	km
kilopascal	kPa
kilovolt	kV
kilovolt amp	kVA
kilowatt	kW
kilowatt hour	kWh
litre	L
litre per second	L/s
megawatt	MW
metre	m
metre per hour	m/h
metre per second	m/s
metric tonne	t
metric tonne per day	t/d

Unit	Abbreviation
metric tonne per hour	t/h
micron	Mm
million	M
milligram	mg
milligram per litre	mg/L
millimetre	mm
million tonnes	Mt
million tonnes per annum	Mt/a
part per million	ppm
percent	%
second	s
short ton	T
square metres	m^2
troy ounce	oz
wet metric tonne	wmt
Work Index	WI
year	yr

3 Summary

3.1 Introduction

This report has been prepared to define the scope, design features, and overall economics of the Caspiche Project according to NI 43-101 guidelines at a prefeasibility level (equivalent to Class 4 cost estimate, following the AACE estimating guidelines) for Exeter Resource Corporation. Exeter wholly owns the Caspiche Project which is located in the 3rd Region of Chile, approximately 120-km ESE of the town of Copiapó.

The study is based on open-pit mining of the oxide cap of the Caspiche ore deposit at a rate of approximately 75 000-t/d total material movement; the ore feed being transported to a two-stage crushing facility comprising a jaw crusher for the primary and a cone crusher for the secondary stage.

The principal consultants utilized by Exeter in the preparation of this document were:

- Aker Solutions: Engineering, Infrastructure, Costing and Cash Flow
- AMEC:International (Chile) Geology and Resource
- NCL Ingeniería y Construcción Ltda.: Pit Design, Mine Planning and Geotechnical Revision
- McClelland Laboratories: Metallurgical Testwork
- IAL: Environmental Baseline Studies,

Exeter provided significant input into the study and was specifically responsible for preparation of the environmental and permitting section of the report.

3.2 Project History

The Caspiche property has been explored by Anglo, Newcrest, and Exeter from 1986 to the effective date of this Report. Following prior exploration and drilling of the property by Anglo during the 1980s and Newcrest during the 1990s, the property lay dormant until Exeter undertook an option agreement over the area in December 2005.

Building on detailed mapping and geophysics, in May 2007 Exeter drilled CSR-013, the final hole of the 2006/2007 season and the first Exeter drill hole testing the porphyry potential of the Caspiche Porphyry. This discovery hole reached 344 m, the ultimate capacity of the drill rig and intersected 304 m (1,003 ft) grading 0.9-g/t gold (0.026 oz/ton).

Additional drilling confirmed the existence of a large previously untested higher grade porphyry intrusion with intersections including 792.5 m @ 0.96-g/t Au and 0.4% Cu from hole CSD-16 and 1234 m grading 0.89-g/t Au and 0.33% Cu, which included 708 m grading 1.22-g/t Au and 0.42% Cu from hole CSD-032.

Currently, drilling is continuing on the property, aimed at increasing the confidence and classification of the current resource, to define additional mineralization where zones have

not been closed off, and to look for satellite deposits. A range of test programs and preliminary development studies have commenced and are ongoing.

Exploration work reported in previous Technical Reports is summarized in this Report as is permitted under Instruction 1 of Form 43-101F1. Work covers all drilling and work on Caspiche and is not limited to the oxide portion of the deposit considered for extraction in this document.

3.3 Project Location

The Caspiche property is located in the 3rd region of Chile, approximately 120-km ESE from Copiapó. The geographic centre of the Caspiche tenements is located at 27º41 latitude south and 69º18 longitude west. The project is reached via 183 km of paved and gravel road from Copiapó which also serves the Maricunga gold mine and Cerro Casale gold / copper project.

The Caspiche Project is located in the Maricunga Belt of Chile, between Barrick and Kinross Gold's Cerro Casale gold-copper deposit 10 km to the south and Kinross Gold's Maricunga Mine 15 km to the north. Andina Minerals Volcan gold deposit lies 35 km north northeast of Caspiche at an elevation that ranges from 4200 m to 4700 m.a.s.l.

The endowments for these deposits shown below demonstrate the potential of the area to host world class ore bodies and recent success marks Maricunga as an emerging world class gold province.

- Cerro Casale Gold-Copper Deposit: Reserves of 26.3 million ounces of gold at a grade of 0.50 g/t and 5,782 million pounds of copper grading 0.22% (Barrick Annual Report, December 31, 2010).

- Maricunga Gold Mine: 9.5 million ounces of gold at a grade of 0.65 g/t (Kinross, December 31, 2010)

- Volcan Deposit: Measured and Indicated resources of 8.9 million ounces gold at a grade of 0.71 g/t and a further 0.67 million ounces of gold a`t 0.50 g/t (Andina 43-101 Report, September 2010).

3.4 Geology

3.4.1 Local Geology

Gravels (quaternary alluvium) cover over 90% of the Caspiche property. Host (basement) rocks at Caspiche comprise tertiary age volcanic sandstone and siltstone. In the vicinity of Caspiche Porphyry, this unit is overlain by a 500- to 700-m-thick sequence of homogeneous polymict volcanic breccia of a similar age to the volcanism.

Two main porphyry intrusions, early and early intermineral phases, constitute the well mineralized Caspiche stock works with a third, late intermineral phase abutting it to the west and south. The well-mineralized stock works measures roughly 300 x 400 m in plan view, with a vertical extent of over 1200 m. The early porphyry is blind, being concealed beneath an average of 100 m of premineral volcanic breccia.

A late stage diatreme breccia occurs on the western side of the Caspiche porphyry system, dipping westward at approximately 30º. The breccia extends for a distance of at least 1 km in a north-south orientation and has been drilled to a thickness of 280 m.

Three dominant alteration types are recognised these being potassic, intermediate argillic and advanced argillic. Potassic alteration is overprinted by intermediate argillic and both these are affected by the advanced argillic alteration assemblage. Massive silica and vuggy residual silica ridges crop out in the south and north of the Caspiche Porphyry prospect.

Siliceous ridges outcrop on the northern and southern peripheries of the Caspiche Porphyry prospect and are the superficial expression of high sulphidation epithermal style mineralization that extends to depths up to 200 m.

Oxidation effects are notable in the upper 100 m to 150 m and occasionally down to 200 m. The contact between oxide and sulphide material is sharp.

Immediately to the west, underneath a west dipping barren breccia a new zone of mineralization named the “MacNeill zone” has recently been identified. This appears to be a separate later pulse of gold rich, copper poor mineralisation. Its shape appears to be lenticular and thickest underneath the shallower portions of the overlying breccia. Locally, this material overprints existing distal Caspiche Au-Cu mineralisation effectively upgrading the in-situ gold content of the rock and the sulphur content in the sulphide portion of the orebody.

3.4.2 Geological Comments Relevant to the Oxide Portion of the Caspiche Orebody

Locally, within the oxidised portion of the Caspiche orebody on which this study has focussed, a number of the above features occur prominently. The dominant rock unit is the early volcanic breccia described previously. Locally thin 1-10-m vertical dykes of the inter-mineral quartz diorite porphyries outcrop. The best mineralized early diorite porphyry is spatially located roughly in the middle of the oxide ore deposit and does not extend all the way through the zone of oxidation instead reaching a maximum position around 100 m below the surface, near the base of complete oxidation. Widespread occurrence of “patchy” and “wormy” or “gusano” textures occur throughout the oxide zone as a carapace above the top of this early diorite intrusion.

Alteration through the ore system is dominated by overprinting strong to intense texturally destructive advanced argillic alteration. Clay type is almost uniformly kaolinite, except near the edges of the system where swarms of vertically trending 1-5 m vuggy quartz “ledges” occur, which can demonstrate local association with alunite.

3.4.3 The Distribution of Vuggy Quartz Ledges

The ledge systems are associated with the siliceous ledge outcrops mentioned above. Ledge development occurred very late in the timing sequence of the system contemporaneous with the late diatreme breccia unit based on crosscutting relationships. Minor additional gold is contributed from sporadically auriferous vuggy quartz-alunite ledges which tend to occur in zones of outcrop and subcrop on the margins of the oxide orebody. The total contribution to contained metal for the oxide zone from these auriferous ledges is considered minor (less than 1%).

The mineralization in the oxide portion of the system is dominated by a gold silver association. This is inferred to represent disseminated and vein hosted wall rock porphyry mineralization which was subsequently almost totally leached of copper due to surface oxidation processes. Geochemically all reported oxide intercepts are <0.02% copper. Supergene copper enrichment is seen very rarely. The contact between oxide and sulphide material is often very sharp and can be easily distinguished visually in drill holes.

The base of complete oxidation at Caspiche tends to occur as a near flat lying blanket across the ore system and, despite steady infill drilling, no substantially deeper zones of oxidation have been noted.

3.4.4 Oxides Mineral Resource

Table 3-1 shows the oxide resource calculated by AMEC in September 2010. This has been placed inside a break-even whittle pit shell to show "reasonable prospects for mining". A marginal cut-off of 0.2-ppm gold, a gold price of USD 950 and a gold recovery of 50% have been assumed. No value was ascribed to the reported silver.

Table 3-1
Single Open-Pit Option for Oxide Mineral Resource for Caspiche

Material	Category	Cut-Off (ppm)	Volume (Mm^3)	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag (g/t)	AuEq (Moz)
OXIDE	Measured	AuEq > 0.2	16	38	0.5	0.01	1.54	0.6
OXIDE	Indicated	AuEq > 0.2	26	60	0.4	0.01	1.79	0.8
OXIDE	Inferred	AuEq > 0.2	4	9	0.28	0.01	1.64	0.1

This NI 43-101 study resource estimate, reserve estimates, mine plan and financial analysis includes only the oxide deposit of the Caspiche project and has not taken into account any potential ore from the sulphide hosted MacNeill area mineralization nor the sulphide bearing Caspiche gold-copper orebody.

Whilst this study has focussed on exploitation of the oxide portion of the Caspiche resource, results from limited column leach testwork on the MacNeill zone sulphide mineralization have indicated that this material may respond well to heap leaching. With additional work and investigation, potential exists to extract this material at the end of the oxide heap leach life and utilize the existing heap leach infrastructure to recover additional gold. The MacNeill zone is an auriferous gold rich copper poor intermediate sulphidation event temporally distinct from the porphyry mineralisation. It occurs as veins and breccia matrix fill on the western edge of the Caspiche system and partially overlaps the north western extremities of porphyry oxide mineralization.

3.5 Mining

NCL has developed all the issues related to the Mining Area of the Caspiche Project, Oxide Stand-Alone NI 43-101 Study.

The tasks involved in this study considered:

- Pit optimization
- Pit design
- Long-term mine production schedule, and
- Mining capital cost estimate (CAPEX) and operating cost estimate (OPEX) estimation.

This study is based on the Caspiche geology and resource model, issued in September 2010, which considered an updated resource with new data from the 2009/2010 drilling campaign.

3.5.1 Pit Optimization and Final Pit

A set of key parameters to use as the basis for pit optimization, mine design, mine planning and cost estimation have been defined. The final values are listed in Table 3-3.

Table 3-2
Key Parameters

Parameter	Unit	
Mining cost	USD /t	1.6
Process cost	USD/t	3.4
Gold Met. Recovery	%	78
Silver Met. Recovery	%	34
Gold Treatment Cost	USD/oz	6
Silver Treatment Cost	USD/oz	0.4
Royalty Anglo American	%	3.08
Royalty Chilean Gvmt.	%	5
Gold Price	USD/oz	1,030
Silver Price	USD/oz	15

In accordance with the technical-economical parameters, Measured and Indicated resources only were used to perform the pit optimization.

Figure 3.1 illustrates the pit shell at revenue factor 1.0, which exhibits shallow and wide geometries.

Figure 3.1 - Optimal Pit


N
6938000 N
6937500 N
6937000 N
6936500 N
470000 E
470500 E
471000 E
471500 E
500m

In general, the oxide project contains mineral resources in the order of 103 Mt with a gold and silver average grade of 0.42 g/t and 1.64 g/t, respectively and is shown in Table 3-3.

Table 3-3
Revenue Factor 1.0 Pit Shells Mineral Resources

	Ore + Waste	Waste	Strip	Mineral Resources			Contained Metal	
Pit	Mt	Mt	Ratio	Mt	Au g/t	Ag g/t	Au Moz	Ag Moz
Ultimate Pit	121.5	18.8	0.18	102.7	0.42	1.64	1.39	5.40

From this optimized pit shell, practical open pits were designed and scheduled to access higher grades first.

3.5.2 Pit Design

The conclusion of the pit optimization stage suggested a series of practical phases and final pit.

The ultimate pit has been divided into three phases based on optimized nested pit shell guidance: gold grade, strip ratio and the ability to access the pit.

- Phase 1 targets the most profitable area in the centre part of the pit.

- Phase 2 mines the eastern part of the pit. This phase maintains the same shallow and wide characteristics of Phase 1. Phase 2 has greater reserves than Phase 1, but with a lower gold grade.

- Phase 3 mines the western part of the pit, a portion of ore with lower grade and high strip ratio.

Figures 3.2 and 3.3 illustrate the mining sequence and final pit.

Figure 3.2 - Mining Sequence – Bench 4330


N
6937800 N
6937650 N
6937500 N
6937350 N
6937200 N
6937050 N
OX-F01
OX-F02
OX-F03
470250 E
470400 E
470550 E
470700 E
470850 E
471000 E
471300 E
150m

Figure 3.3 – Final Pit


6937800 N
6937650 N
6937350 N
6937200 N
6936900 N
6936750 N
4345
4240
4255
4375
N
300m
470400 E
470550 E
470850 E
471000 E
471150 E
471300 E
471450 E

Table 3-4 summarizes contained resources for the individual mining phases, which considers profit zero cut-off grade. Table 3-4 includes only Measured and Indicated resources. Inferred resources are considered as waste material.

The minable mineral reserves were summarized after applying the profit zero cut-off grade condition, where profit by block is defined by gold and silver incomes minus process cost, mining cost, refining charges and taxes.

Table 3-4
Mineral Resources by Phase

Pit	Mineral Resources			Contained Metal		Waste	Total Material	Strip Ratio
	'000 t	Au g/t	Ag g/t	Au Moz	Ag Moz	'000 t	'000 t	
Ox-F01	14 662	0.65	1.76	0.31	0.83	511.5	15 173	0.03
Ox-F02	50 748	0.38	1.63	0.61	2.66	13 263	64 010	0.26
Ox-F03	36 332	0.37	1.61	0.43	1.87	12 511	48 843	0.34
TOTAL	**101 741**	**0.41**	**1.64**	**1.35**	**5.36**	**26 285**	**128 026**	**0.26**

These contained resources are the basis for the mine design and production schedule. No dilution, ore losses, nor an elevated cut-off grade strategy were applied for the reasons indicated previously.

3.5.3 Mining Schedule

Table 3-5 summarizes the total contained mineral resources, ore feed rate and mine movement rate associated with the developed scenario.

Table 3-5
Mine Schedule Summary

Mineral Resources				Mine Schedule		
Resources '000 t	Au g/t	Ag g/t	Resources and Waste '000 t	LOM Years	Ore Feed '000 t/d	Ore and Waste '000 t/d
101 741	0.41	1.64	128,026	5	62	75

For the Project, the ore feed rate is 62 000 t/d, and total mine movement is 75 000 t/d.

The plant feed rates for Year 1 corresponds to the estimated ramp-up of the processing plant, provided to NCL by Aker Solutions.

The final pit and intermediate phases are both wide and shallow and mine production is achievable with minimum risk.

A 5-month prestripping period to satisfy construction material requirements has been included. Total material will be moved during the life of mine. The prestripping, in Year 0, amounts to 3.6 Mt; in Year 1 it amounts to 0.29 Mt and finally during Year 2 it amounts to 0.44 Mt.

3.5.4 Mineral Reserve

The mineral resource calculated in September 2010 by AMEC was used for the conversion to mineral reserve as described below.

Optimized shells obtained with Measured and Indicated resources were selected as guides for mine designs. The mineral reserves were formally defined as diluted mineral resources contained by the pit, above the internal cut-off grade of profit zero. Contained Measured resources were transformed to Proven reserves and contained Indicated resources were transformed into Probable reserves. Inferred mineral resources were not converted to mineral reserves and were instead treated as waste for mine planning purposes.

It is the opinion of the Qualified Person of NCL that the mine production schedule defines the mineral reserve for a mining project. The total mineral reserve for the Oxide Stand-Alone Caspiche Project amounts to 101.7Mt at a gold grade of 1.41 g/t, a silver grade of 1.64 g/t containing 1,349,000-oz gold and 5,360,000-koz silver. Table 3-6 summarizes the mineral reserve estimate.

Table 3-6
Proven and Probable Mineral Reserves Current as at May 2011

Classification	Oxide Ore			Contained Au	Contained Ag
	('000 t)	Au (g/t)	Ag (g/t)	(Moz)	(Moz)
Proven	38,759	0.476	1.537	0.59	1.92
Probable	62,983	0.373	1.701	0.76	3.44
TOTAL	**101,741**	**0.412**	**1.639**	**1.35**	**5.36**
Strip Ratio 0.26:1					

All mining modifiers, including those relating to metallurgy, processing, infrastructure and / or mining have been included in the mineral reserve determination. Environmental, permitting, legal, title, taxation, socioeconomic, marketing, and or political factors have also been considered, where relevant, and are discussed in various sections of this report.

3.5.5 Surface Layout Design

Based on the total waste material inside of the pit, a waste dump volume has been designed to contain all of this material.

Figure 3.4 shows the final waste dump, which considers simple geometries, accessibility and wide areas for dumping.

Figure 3.4 - Waste Dump Design


N
Waste Dump
4345
4345
Oxide Pit
4375
200m

Table 3-7 summarizes the storage capacity of the design, where a swell factor of 30% has been assumed, considering compaction of the material once it has been dumped.

Table 3-7
Waste Dump Storage Capacity

Crest Elevation m.a.s.l.	Volume '000 m^3	Tonnage '000 t
4,345	14 210	27 000

3.5.6 Equipment Fleet

The equipment fleet is summarized in Table 3-8.

Table 3-8
Main Equipment Requirements

Equipment	Y00	Y01	Y02	Y03	Y04	Y05
FEL 19 m^3	1	1	1	1	1	1
Diesel Shovel 22 m^3		1	2	2	2	2
Haul Truck 185 t	5	9	10	10	10	10
Diesel Drill 10 5/8" to 12 1/4"	1	1	1	1	1	1
Support Drill 6 1/2"	1	1	1	1	1	1
Bulldozer 1 D10	1	1	2	2	2	2
Wheeldozer 1 834H	1	1	2	2	2	2
Motorgrader 1 16M	1	1	2	2	2	2
Water Truck 777F	1	2	2	2	2	2

3.5.7 Mine General Layout

A general arrangement with the location of relevant infrastructure was developed. The layout identified the maximum areas involved for the Pit, Dump and Leach Pad, in addition to a primary crushing location.

The layout shown in Figure 3.5 has been used as a base for the mine transport cost estimation.

Figure 3.5 – Oxide Project – General Layout


N
WASTE
DUMP
ADR PLANT
OPEN PIT
LEACH
PAD
CRUSHING
PLANT
500 m

3.6 Metallurgical Testwork

Metallurgical testwork on the oxide portion of the Caspiche mineralization started in 2008 and is ongoing at the time of writing this report. Column leach testwork on PQ drill core forms the main basis for the metallurgical projections. Seven PQ drill holes were specifically sited to provide representative material encompassing the oxide profile down to the transition level. All mineralized drill core was transported to McClelland International Laboratories (MLI) in Reno after a small slice was removed as an assay sample.

The whole drill cores were geologically logged and split into 11 composites based on geological or depth parameters. Ten composites were standard oxide material and one composite was transition material, included to determine its effect. MLI selected material from each composite for UCS, Crushing Work Index and Abrasion Index testwork. The remaining material was used mainly for column leach testwork at different 80% passing sizes, 12.5 mm, 25 mm and 50 mm. It was decided that the 50-mm size should be nominal and be made as coarse as possible by using hand crushing of the 84-mm-diameter PQ core. With three of the composites, there was insufficient material to carry out column tests at all three sizes.

A comparative bottle roll test was conducted on each composite at an 80% -1.7-mm feed size. The bottle roll test results (-1.7-mm feed sizes) were reasonably predictive of column test gold recoveries, and were effectively used for estimation of column test lime requirements. Select column leached residues were also subjected to load / permeability (geotechnical) testing.

Column testing results show that all of the Caspiche drill core composites evaluated were amenable to simulated heap leach cyanidation treatment at the feed sizes evaluated. Column test gold recoveries from the 10 oxide ore type composites ranged from 68.4% to

87.5%. The lowest gold recoveries encountered were for the transitional ore type Composite 8. Cyanide consumptions for the oxide ore type composites were high, but should be significantly lower in commercial production. Lime requirements were moderate, and pH control during leaching generally was not difficult. The load / permeability test results indicated that the oxide ore type material will display adequate permeability under expected heap stack height compressive loadings.

A total of 7 of the 10 oxide ore type composites were evaluated at all 3 feed sizes. Average gold recoveries obtained from those seven composites at -50-mm, -25-mm and -12.5-mm feed sizes were 79.3%, 80.4% and 81.7%, respectively. Gold recovery rates for the -50-mm feeds tended to be substantially slower than for the finer feeds. Gold recovery from each of the -50-mm oxide ore type feeds is expected to approach those obtained from the finer feeds, allowed a sufficiently long leaching cycle. As mentioned above. the -50-mm feeds were prepared in a manner to generate as coarse a feed as possible from PQ drill core, in order to facilitate estimation heap leach recoveries at coarser feed sizes. The average particle size distribution of these feeds was 64% -50 mm.

3.7 Mineral Process Design

3.7.1 Development of Preliminary Flow Sheets

The preliminary flow sheets consider the following unit operations or facilities:

- Primary scalping and crushing
- Secondary screening and crushing
- Crushed ore bin storage and transport (from crushing to a valley fill heap)
- Leaching
- Adsorption
- Acid wash and desorption
- Recovery (electrowinning and smelting)
- Carbon reactivation.

Mine trucks with ROM ore discharge in a bin pocket provided with a vibratory grizzly feeder to reduce the throughput fed to the primary jaw crusher. Then, the ore is classified in a secondary multislope vibratory screen. The screen oversize feeds the secondary cone crusher, while its undersize is conveyed with the crushed ore to the heap leach truck load out bin. Whilst the crushed product is transported to the bin by a belt conveyor, solid lime is added to control the cyanidation pH. The final crushed ore is transported to a valley heap leach by trucks and distributed by bulldozers and graders.

Leaching is accomplished by a cyanide solution, using drippers for the irrigation system. Gold rich solution, called pregnant leach solution (PLS), is stored in a PLS pond then pumped to the adsorption desorption and recovery (ADR) plant. In the case of a power outage or other emergency, the PLS overflows to the barren solution pond and, finally, to an emergency pond, which will contain 18 hours of production. The solution irrigation handling will be connected to the emergency energy supply system to allow solution to be recirculated onto the pad.

The ADR plant considers a counter current carbon in column (CIC) circuit of five (5) columns. Columns are constructed in series, using a cascade gravity system. The carbon is transferred periodically countercurrent to the solution by means of a carbon transfer pump. Loaded carbon is then transferred to the elution circuit and barren solution is returned to the barren solution pond for pad irrigation. The CIC circuit has a trash screen at the feed end to remove material which may interfere with the downstream process and a safety screen ahead of barren solution transfer pump to ensure that no carbon is transported to the barren solution pond.

The loaded carbon is acid washed and desorbed. Both unit operations will be performed in the same stainless steel column. Acid wash requires approximately 2 hours. After acid washing, the solution is neutralized and pumped to the barren solution tank. Gold is then dissolved from the loaded carbon using a strong caustic cyanide solution.

The gold bearing electrolyte is sent to electrowinning, where sludge is produced. This gold sludge is filtered and then smelted where bullion doré is produced as final product.

The stripped carbon obtained from desorption is reactivated in a rotary kiln every four cycles and returned to the adsorption columns with additional fresh carbon make up as required.

3.8 Plant Design

3.8.1 Plant Engineering – Layout Considerations and Design Basis

The process plant design has taken into consideration industry norms with regard to utilization and availability in areas of high altitude. The engineering design considers a factor of duty of 1.15 in relevant areas.

The plant location was selected in order to reduce ore transportation cost to the leach pad over the mine operating life. Hence, the comminution plant was located considering that the trucks feeding the leach pad should not haul uphill loaded with ore from the truck loading location.

The comminution plant location was selected in order to minimize earthworks as much as possible.

The plant platforms were also designed with earthworks economy in mind, avoiding the use of a single platform for all the crushing and screening stages.

Oxide crushed ore is transported to the heap leach pad using a system which includes conveyors and storage bins. The belt conveyor system maximum conveyor slope was defined as 15° to keep the plant compact. This value has to be checked with test results, but is within normal operation ranges.

The ore is trucked from the storage bins and dumped onto the pad for redistribution by a dozer. The location of the storage bin has been selected to minimize truck transportation costs.

The hydrometallurgical plant was designed with the same earthworks economy principle, thus the PLS and barren solution ponds were located on top of the leach pad waste material

base. The ADR plant is located near the solution ponds to reduce the installed pumping power, as well as minimize the required earthworks.

The emergency pond was placed below the pad waste material base to collect overtopping from PLS and barren solution ponds.

Earthworks preparation considers the use stormwater management to divert all superficial water. Foundations considerations take into account major equipment foundation designs over cut and fill areas.

The administration buildings and plant warehouse are located near the leach pad, while the mine truck shop is located between the pit and the heap leach pad. The potential for blast damage is minimized as these facilities are located a safe distance from the open pit.

Materials of construction selected are standard carbon steel, rubber-lined sections will be used for abrasive conditions. For heap leach irrigation, the primary lines are carbon steel piping and the secondary lines are of HDPE.

Mechanical equipment is fit for heavy duty and derated as appropriate for continuous operation at elevations of 4200 to 4500 m.a.s.l. Conventional conveyors have fabric belting of polyester/nylon (PN) construction; chutes and skirt boards are fabricated with minimum 6-mm thickness plate and are lined with abrasion resistant liners with a minimum thickness of 12 mm. Liner plate and bar material have minimum 360 BHN hardness and are bolted with countersunk cap screws, with hex head nuts and lock washers. All chutes are supplied as complete units and with protective coating on the outside, liner for all contact surfaces and inspection doors as required.

Operator access is by stairs, while maintenance access is by ladder. For general maintenance, monorails provide access for a 10-t mobile crane. For occasional larger maintenance lifts, space for a 50-t mobile crane, is allowed for in the plant layout.

3.9 Infrastructure and Services

3.9.1 Access

Access to the project is by 183 km of paved and gravel road from Copiapó. The initial 22 km of road running south from Copiapó through the town of Tierra Amarilla is paved highway, which connects to a 161-km gravel road that runs east-southeast to the project site. Currently, total driving time from Copiapó to site is approximately 3 hours. The gravel road serves as a regional transportation route to Argentina and is gradually being upgraded. This route also serves the nearby Maricunga Gold Mine (Kinross Gold Corp.) and Cerro Casale gold-copper project (Kinross Gold Corp. and Barrick Gold Corp.).

3.9.2 Power Supply

The power supply for the oxides phase of the project will be supplied through a local generating station. This generating station will be composed of containerized type units that include complete generator sets, step-up transformer, grounding resistor, power low voltage panel, fuel daily tank and auxiliary services.

The generating voltage will be 400 V and stepped up to 13.8 kV at each unit. All units will be connected to the main 13.8-kV switchgear installed in a main containerized E-room located beside the generators.

The generating station includes the units required considering capacity requirements derated for altitude (4300 m.a.s.l.) as follows:

- Installed capacity: 13 750 kW
- Quantity units: 11 (1 standby)
- Capacity by unit: 1 375 kW (at 4300 m.a.s.l.).

Power distribution to the different plant areas from the 13.8-kV switchgear in the main electrical substation will be by overhead lines. The electrical room also contains control, communication and protection panels, and energy metering panels for OH-lines and generating station.

The power demands required are as follows:

- Power installed: 12 570 kW
- Peak demand: 10 750 kW
- Average demand: 9,400 kW.

The energy supply for the three pump stations corresponding to freshwater system will be through a dedicated 110-kV OH-line from the switchyard located of beside of generating station up to the booster pumps station 1 with a length of 46.6 km; in this pump station, a reducer substation 110/13.8 kV has been considered to feed the last pump station at 13.8 kV through an OH-line 27.4-km long up to the vertical pumps station.

Power supply for the camp is supplied from the main 13.8-kV switchgear though a dedicated 13.8-kV OH-Line, approximately 20 km long.

3.9.3 Water Supply

There are a number of owners of water rights within 75 km of Caspiche with capacity to supply the oxide project's needs. Exeter has assumed that it will be able to negotiate with one of these owners, access to unused water at competitive market rates over the project's short life. The capital costs therefore make allowance for the short term purchase / rental of such rights, as well as headworks, pipeline and power supply for the water from a nominal distance of 75 km.

In the event of these water use negotiations not coming to fruition Exeter has an exclusive option to purchase consumptive water rights of 300 L/s approximately 140 km from the Caspiche project. The option can be exercised by payment of a total of USD 15 million. Through consultants, Exeter has started investigations to support an application to use these rights for the Caspiche project.

The freshwater pipeline is constructed from carbon steel. Along the pipeline there are pumping stations, in order to deliver the water to the project. Each pumping station considers one standby pump, in order to ensure water supply. At the initial suction point, the pumping station considers vertical pumps, while along the line booster pumps are considered.

Freshwater is stored in a water reservoir above all mine and plant facilities and gravity fed to the project facilities.

3.10 Markets

Exeter expects to produce an average of 639,000 oz doré per annum. This doré is expected to contain between 85% and 90% precious metal.

In order to determine the potential market for this doré product and to ensure the best return on production, Exeter will work with a recognized expert in doré marketing to provide an initial evaluation of expected prices to be received from doré sales.

Exeter will consider only refineries which are fully accredited with the London Bullion Market Association and the Commodity Exchange of New York.

The request for quotation for purchase terms will include the following key items:

- Payable levels (%) of gold and silver content
- Deductions
- Payment terms
- Handling and transportation charges.

Exeter will furthermore consider the option of selling the doré ‘ex plant’ so as to avoid logistical and insurance issues associated with doré transportation from the project to the refinery.

Based on current market trends in the precious metals refinery area, Exeter expects off-site costs for the purchase of doré to be in the region of the values shown in Table 3-9.

Table 3-9
Expected Off-Site Costs

PAYABLES:	DESCRIPTION
Au	99.90%
Ag	99.75%
DEDUCTIONS:	
T/C:per oz doré	USD 0.25
R/C:Au/oz payable	USD 0.75
FREIGHT:	
DESTINATION:	U.S.A.
FIXED:	USD 2,200/lot
VARIABLE:	USD 0.34/oz. doré up to 2000 kg.
IN-TRANSIT TIME	**4 days from pick-up**
PROVISIONAL PAYMENT	**97% in 3 days w/3% p.a. interest**

It should be noted that refineries are usually not interested in purchasing doré. They prefer returning refined metals to doré suppliers who in turn sell the metals to banks and industrial consumers through "book transfers" maintained by the refineries. It may be possible for Exeter to obtain better provisional payment terms from non-refiners.

The recommendations of the retained expert will form part of the Feasibility Study project economics going forward.

3.11 Environmental Management

The project is currently at prefeasibility stage of development, but Exeter has completed a number of environmental campaigns to generate a suitable Environmental Baseline Study (EBS). The main contractor used for the compilation of this EBS was IAL Ltda (IAL) of Santiago, Chile.

The EBS was designed to meet relevant local and international legislation.

3.11.1 Ongoing Environmental Development

The Company is constantly developing environmental studies, related initially to the prospect, and its development. The environmental studies elaborated to date are:

- Environmental Impact Statement Central Caspiche Explorations (September 2007)
- Environmental Impact Statement Central Caspiche Expansion (July 2008)
- Environmental Baseline Study Caspiche Mining Project (June 2009 – June 2010)
- Water Quality Monitoring – Spring 2010 Campaign
- Water Quality Monitoring – Spring, Autumn and Winter 2011 Campaign.

For more information on environmental considerations, see Item 25.7.

3.12 Personnel

Table 3-10 shows the expected mine personnel required. This personnel summary does not include senior management staff which is considered as part of the General and Administration (G&A) costs.

Table 3-10
Mine Personnel Summary

	Y00	Y01	Y02	Y03	Y04	Y05
Technical services	25	42	42	42	42	42
Operators	65	93	109	110	110	110
Mechanics	42	65	79	79	79	79
TOTAL	**132**	**200**	**230**	**231**	**231**	**231**

The estimate for labour necessary in the plant is:

- One (1) Operations Manager
- One (1) Superintendent
- Four (4) Shift Foremen
- Fifty-two (52) Operators.

3.13 Capital Cost Estimate

Initial start up CAPEX costs are summarized in Table 3-11.

Table 3-11
Capital Cost Estimate Summary

Capital Costs (USD)	Option 2
General	9,908,643
Mine Area	22,033,589
Oxides Crushing	22,621,686
Leaching	44,435,032
Adr Plant	19,394,283
Reagents Oxides	1,476,315
Infrastructure	3,480,316
Energy Supply	35,806,068
Water Supply	40,985,849
Plant Contingency	57,423,454
Mine Contingency	975,788
Indirect Costs	77,041,181
TOTAL	**335,582,210**

Capital costs for the main mine equipment have been included as lease quotes in the operating costs. Other minor investments such as road construction, dispatch system, computers, software, spare parts, survey and geologic equipment and light vehicles have been included as capital costs.

Table 3-12 shows mine capital costs.

Table 3-12
Mine Capital Costs
(USD)

Y00	Y01	Y02	Total
9,791,188	1,408,357	187,572	11.387,117

3.14 Operating Cost Estimate

3.14.1 Summary Operating Cost

Table 3-13 presents the total unit operating cost estimates for Mining, Processing, and General and Administration.

Table 3-13
Total Operating Costs Per Tonne of Ore Processed

Operating	USD/t
Mining	1.96
Processing	3.39
G&A	0.53
TOTAL	**5.88**

Operating costs are shown in Table 3-14.

Table 3-14
Undiscounted Operating Cost Estimate

Unit	Year 01	Year 02	Year 03	Year 04	Year 05	Total
USD million/yr	102	129	133	133	102	598
USD/t	5.9	5.7	5.9	5.8	6.2	5.9
USD/oz	598	540	612	582	514	569

3.15 Cash Flow Analysis

3.15.1 Base Case

The cash flow for the economic evaluation was considered with CAPEX, OPEX and Revenue. This cash flow was prepared annually, considering Year 1 as operating start. Year 0 was considered as the period for capital investment.

The revenue was estimated with the production program estimated for the project. Metal prices considered in the revenue estimate are:

- Gold: USD 1,320.33/oz
- Silver: USD 25.80/oz.

These values are the 12-month London close averages, May 2010 to April 2011 as quoted on www.kitco.com.

The revenue summary is presented in Table 3-15.

Table 3-15
Gold and Silver Revenue

Year	Gold Production oz/yr	Gold Price USD/oz	Gold Revenue USD/yr	Silver Production oz/yr	Silver Price USD/oz	Silver Revenue USD/yr
1	170,170	1,320	224,680,963	358,493	25.80	9,248,704
2	239,206	1,320	315,832,059	432,843	25.80	11,166,855
3	216,744	1,320	286,174,297	367,845	25.80	9,489,987
4	227,546	1,320	300,436,098	439,834	25.80	11,347,227
5	198,352	1,320	261,890,449	223,763	25.80	5,772,840

The following economic indicators were estimated:

- Net present value (NPV)
- Internal rate of return (IRR)
- Payback period.

Economic evaluation was prepared considering 5% as a discount internal rate.

Results for economic evaluation are summarized in Table 3-16.

Table 3-16
Economic Analysis Summary

Revenue USD million	CAPEX USD million	OPEX USD million	NPV USD million	IRR %	Payback Years
1,241.0	355.7	517.6	329.5	34.4	3.2

3.15.2 Taxes

No taxes were considered in the economic evaluation. However, the Royalty applicable to Anglo American has been applied.

3.15.3 Sensitivity Analysis

A sensitivity analysis was developed for NPV and IRR considering a gold price variation ±10% and is summarized in Table 3-17.

Table 3-17
Sensitivity Analysis

Price / Option	NPV USD Million	IRR %
Base Case - 10%	213	24.8
Base Case	329	34.4
Base Case + 10%	446	43.5

A sensitivity analysis for NPV was developed considering changes in gold recovery, CAPEX and OPEX. These results are shown in Figure 3.6.

Figure 3.6 – NPV Sensitivity Analysis


600
550
500
450
400
350
300
250
200
NPV (MUS$)
-15%
-10%
-5%
0%
5%
10%
15%
Delta
OPEX
CAPEX
RECOVERY / GOLD PRICE

3.16 Conclusions and Recommendations

3.16.1 Conclusions

Mineral reserves contain and include:

- Total Rock: 128.0 Mt
- Strip Ratio: 0.26
- Ore: 101.7 Mt
- Gold grade: 0.412 g/t
- Silver grade: 1.639 g/t
- Contained Gold: 1.35 Moz
- Contained Silver: 5.36 Moz.

The Production Program is shown in Table 3-18.

Table 3-18
Production Program

Year	Gold Production oz/yr	Silver Production oz/yr
Y01	170,170	358,493
Y02	239,206	432,843
Y03	216,744	367,845
Y04	227,546	439,834
Y05	198,352	223,763
TOTAL OUNCES	**1,052,018**	**1,822,779**

The relevant factors for the economic indices are the gold price, the gold metallurgical recovery and the capital and operating costs in the leaching area.

The Feasibility Study will improve technical and economic factors which will increase the confidence level, decrease the contingence factor and look for new opportunities to decrease the capital or operating costs.

3.16.2 Recommendations

Mining Studies

Based on the current work, the following is recommended.

- A review of mining bench height and configuration may improve mining economics.
- A short-term analysis of the prestripping and first year of production to determine the variation of feed and identify operational problems.
- A detailed leach pad sequence construction can precisely estimate the mining cost.
- Study the convenience of including contractors in the mine operations, obtaining budgetary quotations.

At the beginning of Basic Engineering, the following studies must already be underway:

- ROM size distribution characterization: It is necessary to have several representative samples from the oxides ore
- Ground conductivity study
- Seismic risk study
- Geotechnical report including soil classification as per Chilean Code NCh 2369

- Survey study at 1:2,000 scale (elevation lines each 2 m) for the project areas
- Permeability and geotechnical characterization of the ore laid on the leach pad
- Hydrological report for designing the rainwater handling system
- Hydrogeological report to confirm underground water streams; this report will help in determining the drainage works beneath the leach pad
- Land property survey of the freshwater line and power supply line paths
- Additional leaching tests should be carried out to confirm the results, especially tests developed at the plant site
- The ROM ore should be properly characterized to ensure samples taken previously are representative of the full oxide orebody
- Ore abrasion tests should be carried out to determine steel wear rates
- Testing the suitability of the material to operate with HPGRs, which could generate micro cracks in the ore particles improving leach solution penetration
- Investigate ROM and crushed ore flow characteristics
- Confirm lime specifications for bin design
- Continue collecting representative meteorological information to provide a longer time frame for project conditions.

A detailed list plus an Implementation Schedule and budget have been presented in Item 22, Recommendations.

3.16.3 Opportunities and Risks

Mining opportunities are presented in the context of an analysis of mining strengths, weaknesses, opportunities and threats (SWOT analysis).

(a) The main strengths of the project as presented in the PFS are:

- The mine plan is executable and with low risk of delivering the scheduled production
- Prestripping is relatively low and allows for an adequate ramp up of productivity and meets the requirement for construction
- The pit and waste dump designs follow the geotechnical recommendations closely
- Conventional and proven mine equipment has been considered
- There is flexibility to adapt the mine plan to other requirements once the operations prove that mining difficulties are manageable.

(b) In parallel to these strengths, the following potential weaknesses can be recognized:

- Low grade material production may be sustained for a long time
- Large impact of the metallurgical recoveries over the reserves and economics of the project
- The selected hydraulic shovel, while providing flexibility, may not be optimal for the selected bench height and bulldozers have been allocated to support with loading and cleaning work.

(c) The main opportunities identified in the mining area are:

- Potential exists for leaching of the amenable mixed and sulphide materials, in a larger mining scenario
- A better disposal of the ore by grade in the leach pad could improve the metal recovered by period
- The mine has flexibility in the operation and production, throughput may be increased with low risk
- Due to the short life of the project, advantages may be obtained by operating with contractors
- The height of the benches could be reduced or split into two 7.5-m lifts to optimize the bench height for the shovel size and improve selectivity; this would be linked to a smaller block size
- Geotechnical studies to analyze a double bench configuration should be considered to provide a wider catch berm.

(d) The main threat to the project from the mine perspective is high altitude and bad winter conditions that may affect production.

The following are the major process plant related opportunities for improving the project and key risks identified. Additional points are also detailed in Item 22.

- Review the possibility of using a shorter initial leaching with higher lifts. During the project life, as long as the leach pad loading keeps ongoing, the production levels should not vary until there is no more fresh ore. A possible recovery loss would only be made apparent at the end of the Project life and it will have a reduced impact when it is brought to present value. This would allow deferring more of the pad preparation costs, reducing the pumping OPEX, because of the smaller leaching area, hence requiring a smaller ADR plant.

- Testing the suitability of the material to be processed with HPGRs, this could generate micro cracks in the ore particles improving leach solution penetration.

- Preparation of a detailed model of the leach pad filling to distribute the pad costs through its life,

- Sharing freshwater civil works or even the freshwater line with nearby project sites (i.e., Cerro Casale).

- Taking advantage of the temporary buildings (camp, office, warehouse, etc.) and use those facilities for the whole life of the project.

- The NPV of the project could be increased if the power supply could be provided from the existing 110-kV OH-line that is presently feeding a nearby mining complex. This OH-line originates from the Cerrillos Substation and is part of the Central Interconnected System (SIC) in the region. This OH-line has additional capacity to support the demand required by the Caspiche Project (12 MW).

- With this approach, three 1000-kW diesel generators would be considered for energy backup to essential loads of the plant, in case of interruption of the SIC system.

- This power supply alternative indicates favourable economics and discussions with third parties should be continued.

There is a processing risk in that the maximum capacity of the jaw crusher is approximately 475 t/h, thus a significant increase in the modeled +100-mm size fraction of the ROM ore has potential to reduce the total plant capacity.

A project risk exists regarding the project water supply. For this prefeasibility stage, it was assumed that the freshwater requirement is available. However, Exeter needs to move to guarantee the necessary water rights during the feasibility study. In Chile, it is necessary to have the approval of the government bodies to exploit granted water rights. Exeter is exploring all options to secure and guarantee sufficient water and also holds sufficient water rights under existing option agreements. Costs have been allocated to resolve this issue and further mitigate the risk.

The NPV of the project could be increased if the power supply could be provided from the existing 110-kV OH-line that is presently feeding a nearby mining complex.

4 Introduction and Terms of Reference

4.1 Introduction

This Report reflects the contents of a Prefeasibility Study (PFS) on the Caspiche oxides stand-alone projects completed by Aker Solutions Chile S.A. (Aker Solutions) and other consultants for Exeter Resource Corporation (Exeter). This Report is intended to be used by Exeter to further the development of their properties by providing an estimate of resources and reserves, the classification of resources and reserves [in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM Classification System)] and an economic evaluation of the Caspiche Project (Project) located in the 3rd region of Chile approximately 120 km ESE of Copiapo.

The PFS was commissioned by Exeter to update and augment previous technical reports. This update provides an evaluation of the economics of establishing an open-pit mining and mineral processing operation at the deposit. The PFS examined three heap leach options and Adsorption Desorption Recovery (ADR) method of ore processing.

These options are as follows.

- Option 1: Heap leaching of two-stage crushed ore using a conventional jaw and cone crusher circuit for an 8-yr project life.
- Option 2: Heap leaching of two-stage crushed ore using a conventional jaw crusher and cone crusher for a 5-yr project life.
- Option 3: Heap leaching of two-stage crushed ore using a conventional jaw crusher and cone crusher circuit for a 5-yr project life.

The final preferred option discussed in this Report is Option 2.

The Study is based on open-pit mining of the oxide cap of the Caspiche ore deposit at a rate of 75 000 t/d total material movement.

Exeter may use the Report for any lawful purposes to which it is suited. The Report has been prepared in general accordance with the guidelines provided in NI 43-101 Standard of Disclosure for Mineral Projects.

The economic evaluation contained in this Report specifically pertains to the mineral resources and reserves contained in those concessions described in Item 6, Property Description and Location.

This Report provides first-time disclosure of mining reserves from open-pit mining and mineral processing based on metallurgical testing.

4.2 Use of Report

This Report is to be used by Exeter subject to the terms and conditions of its contract with Aker Solutions. That contract permits Exeter to file this Report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this Report by any third party is at that party's sole risk.

4.3 Terms of Reference

In preparing this Report, Aker Solutions was responsible for those items listed below:

- Study management
- Processing plant design
- Infrastructure and service requirements
- Normalization of capital and operating costs prepared by others
- Economic evaluation.

Capital cost estimates are based on first quarter 2011 United States dollars (USD). The estimate per Aker Solutions' estimating procedures is a Type 1 "magnitude", estimate with an accuracy of ±25% to ±35% with a 90% probability of occurrence. The Type 1 estimate is similar to the Association for the Advancement of Cost Engineering (AACE) Class 4 estimate.

Operating cost estimates were prepared for each phase of the operation and include operating labour, fuel, replacement parts, operating supplies, maintenance labour and supplies, plant consumables, power and shipping.

4.4 Sources of Information

Information on resources and reserves determination used in this Report was obtained from Exeter officials and their consultants for the major part. The information was taken from company documents or obtained from Exeter staff in personal communication.

A complete list of the consultants and contributors who have provided supporting reports and data for the Report and for the related PFS is provided below.

- AMEC, Geology and Resources Estimate
- NCL Ingenieria y Construccion Ltda, Open Pit Design, Reserve Estimates, Capital and Operating Cost Estimates
- AKL Ltda, Pit and Waste Dump Geotechnical Studies
- McClelland Laboratories, Metallurgical Studies, Testwork
- IAL, Environmental Baseline Studies.

4.5 Site Visits

Site visits were completed by the following personnel associated with the preparation of this Report.

- NCL Ingenieria y Construccion Ltda, Carlos Guzman, Mining Engineer
- NCL Ingenieria y Construccion Ltda, Francisco Garcia, Mining Engineer
- AKL Ltda, Ricardo P. Sepulveda S.
- AMEC, Rodrigo Marinho
- AMEC, Armando Simon
- Aker Solutions, Rodolfo Reves
- Aker Solutions, Carlos Gómez, Civil Engineer
- Aker Solutions, Vladimir Sagredo, Mechanical Engineer
- Aker Solutions, Alonso Rojas, Mechanical Engineer.

5 Reliance on Other Experts

The QPs, authors of this Report state that they are the Qualified Persons for those areas as identified in the appropriate QP "Certificate of Author" in Item 24, Date and Signature Page. During the preparation of this Report the authors have relied upon information derived from the following sources.

- The legal status of the Caspiche property was provided by Mr. Pablo Mir, a Chilean lawyer, who works as an agent for Exeter and is associated with the law firm of Bofill & Mir located in Santiago, Chile. (Item 6.2)

- Tolman, J.T. and Perkins, J., 2010, Caspiche Property, Region III, Chile, NI 43-101 Technical Report, Prepared for Exeter Resource Corporation, 13 September 2010. (Item 12)

- Geotechnical Reports – Karzulovic & Asoc. Ltda, (AKL), Evaluacion Geotechnica, Etapa Conceptual, Proyecto Caspiche, September 2010. (Item 20)

- Technical Report from AKL – AKL Ltda., Nota Geotechnica No. NCL 2011-01, March 2011. (Item 20)

- Inversiones IAL Ambiental Limitada, Proyecto Studio de Linea Base, Proyecto Minero Caspiche, August 2010. (Item 25.6)

- McClelland Laboratories, Report on Heap Leaching Cyanidation Testing – Caspiche Drill Core Composites, March 2, 2011. (Item 18.1.2)

6 Property Description and Location

This description of the Property was modified from Van Kerkvoort et al. (2008).

6.1 Location

The Caspiche property is located 120-km ESE of Copiapó in northern Chile (Figure 6.1). The property is situated at the southern end of the Maricunga metallogenic belt, between the undeveloped Cerro Casale gold-copper project 12 km to the south, and the Maricunga Gold Mine (formerly Refugio), 15 km to the north.

Figure 6.1 - Caspiche Location Map (Source: Exeter)[1]


N
Lobo
Marte
Volcan
Refugio
CASPICHE
Cerro Casale
COPIAPO
Paipote
Tierra Amarilla
Pabellon
La Guardia
Los Loros
Caseron
Castilla
Puquios
Carrera Pinto
Inca de Oro
Argentura
Cuevitas
Punta de Diaz
Yerba Buena
Resguardo de Copiapo
Ramadilla
Iglesia Colorada
Los Caserones
Algarrobal
Higuerita
Los Realitos
50km
VALLENAR
Port de Cantarito
El Toro
PSAD56 UTM ZONE 19S
7050000 mN
7000000 mN
6950000 mN
6900000 mN
6850000 mN
350000 mE
400000 mE
450000 mE

The geographic centre of the property is located at approximately 27° 41' south latitude and 69° 18' west longitude. The UTM (Zone 19J) coordinates using datum PSAD56 are 471,000 m east and 6,937,000 m north. Known mineralization on the Caspiche property is

[1] North direction is indicated by the grid lines oriented parallel to the long dimension of the figure.

located in two areas: Caspiche Porphyry and Caspiche Epithermals (see Figure 7.2 in page 7-4). Caspiche Porphyry has been referred to as Caspiche Central in previous technical reports. The Caspiche Epithermals has been referred to as Caspiche III in previous technical reports.

The Caspiche concessions are shown with gray background and Exeter concessions are outlined in black. Those concessions outlined in red pertain to the option agreement Exeter entered into with Xstrata in 2011 where Exeter may acquire up to 100% of these properties following completion of set work programs over a 4-yr period. All concessions shown in Figure 6.2 represent those where Exeter has the earliest dated concession and can exercise exclusive exploration and exploitation rights over the shown areas.

Figure 6.3 shows additional Exeter concessions (or portions thereof) which overlap third party concessions. These are covered by a hatched pattern.

6.2 Mineral Tenure and Agreements

Chile is a country with a stable mining industry with mature mining laws. There are two types of mining concessions in Chile, exploration concessions and exploitation concessions.

With exploration concessions, the titleholder has the right to carry out all types of exploration activities within the area of the concession. Exploration concessions can overlap, but only the titleholder with the earliest dated exploration concession over the area as indicated by their identification (ROL) number, can exercise these rights. For each exploration concession, the titleholder must pay an annual fee per hectare to the Chilean Treasury. Exploration concessions have duration of two years. At the end of this period, the concession may be renewed for 2 more years, in which case at least 50% of the surface area must be renounced; or converted, in total or in part, into exploitation concessions.

With exploitation concessions, the titleholder has the right to explore and exploit the minerals located within the concession area and to take ownership of the extracted minerals. Exploitation concessions can overlap, but only the titleholder with the earliest dated exploitation concession over the area can exercise these rights.

The titleholder must pay an annual fee to the Chilean Treasury of approximately USD 5.80/ha. Exploitation concessions are of indefinite duration, and therefore do not expire.

Concession owners do not necessarily have surface rights to the underlying land; however, they do have the right to explore or exploit the concession.

6.2.1 Mineral Rights

The Caspiche property is 100% owned by Exeter Resource Corporation. Anglo American Norte S.A. (Anglo), formerly Minera Anglo American Chile Limitada and its affiliate Empresa Minera Mantos Blancos S.A. retains a 3% Net Smelter Royalty on production from the project under the terms of the option agreement and retains the right to repurchase the mineral properties for the amount that Exeter has incurred on the property in the event that commercial production has not commenced by March 31, 2026.

Figure 6.2 - Property Map Showing All Exploration and Exploitation Concessions in the Caspiche Area Controlled by Exeter and the Position of Known Mineralization (Source: Exeter)



N
CASPICHE VIII 1 AL 30
CASPICHE CENTRAL
LEGEND
UNENCUMBERED EXETER CONCESSIONS
MINERALIZATION
Scale 1:75.000

Figure 6.3 - Exeter Property Map Showing All Exeter Exploration and Exploitation Concessions in the Caspiche Area (Source: Exeter)


N
LEGEND
Scale 1:75.000

The property consists of nine granted exploitation concessions owned by Anglo that encompass an area of approximately 1,262 ha and one exploitation concession in application which covers an additional 300 ha (gray background, Figure 6.2). The concessions are listed in Table 6-1.

The Troya property to the north of Caspiche (Troya 1/12, 120 ha) was also included as part of this agreement (Figure 6.2).

Table 6-1
Exeter Caspiche Concessions Derived from the Anglo and EMABLOS Option Agreement

CONCESSION NAME	ROL	HECTARES	CLAIM ORDER	CONCESSION TYPE
Caspiche 1/10	03203 - 1455 - 0	100	Anglo	Exploitation
Vega de Caspiche 1/9	03203 - 1493 - 3	81	Anglo	Exploitation
Caspiche II 1/32	3205 - 1455 - 0	312	Anglo	Exploitation
Caspiche III 1/10	3206 - 1455 - 0	100	Anglo	Exploitation
Caspiche IV 1/7	3207 - 1455 - 0	70	EMABLOS	Exploitation
Caspiche IV 11/16	3208 - 1455 - 0	2	EMABLOS	Exploitation
Caspiche V 1/20	3209 - 1455 - 0	185	EMABLOS	Exploitation
Caspiche VI 1 /25	3210 - 1455 - 0	243	EMABLOS	Exploitation
Caspiche VII 1/20	3211 - 1455 - 0	169	EMABLOS	Exploitation
CASPICHE VIII 1 AL 30	N/I	300	ANGLO	Exploitation in application
TOTAL		**1,562**		

The Caspiche exploitation concessions do not have expiration dates, and are in good standing as of the effective date of this report. Exeter paid the annual license fee for the Caspiche concessions for the period 2011 to 2012 and Exeter expects to make all payments required to maintain the properties in good standing in the future. No encumbrances are registered on the concessions and they are subject only to an additional 0.08% royalty to a third party Chilean company.

In 2009 and 2010, Exeter established 36 concessions over the original concessions, vacant ground and those of third parties, totalling 9,800 ha. Twenty-three of the 36 concessions are exploration concessions, eight are exploration concessions currently under application, and the remaining five are exploitation concessions currently under application. These concessions are valid under Chile law, but are considered junior to the Caspiche and third party concessions where they overlap. The concessions that overlap the Caspiche concessions were established by Exeter as a safeguard only. The Panorama and Bonanza series of concessions were established to allow for various infrastructure location scenarios. They are free of encumbrances and they are not affected by the payment of royalties or

other obligations in favour of third parties. The unencumbered Exeter concessions are listed in Table 6-2.

Table 6-2
Unencumbered Exeter Caspiche Concessions

CONCESSION NAME	ROL	HECTARES	CLAIM ORDER	CONCESSION TYPE
ESCUDO I	03203-8868-6	200	EXETER	Exploration
ESCUDO II	03203-8869-4	300	EXETER	Exploration
ESCUDO III	03203-8870-8	300	EXETER	Exploration
ESCUDO IV	03203-8871-6	300	EXETER	Exploration
ESCUDO V	03203-8872-4	300	EXETER	Exploration
ESCUDO VI	03203-8873-2	300	EXETER	Exploration
PANORAMA 1	03203-8780-9	300	EXETER	Exploration
PANORAMA 9	03203-8788-4	200	EXETER	Exploration
PANORAMA 2	03203-8781-7	300	EXETER	Exploration
PANORAMA 3	03203-8782-5	300	EXETER	Exploration
PANORAMA 4	03203-8783-3	300	EXETER	Exploration
PANORAMA 5	03203-8784-1	300	EXETER	Exploration
PANORAMA 6	03203-8785-K	300	EXETER	Exploration
PANORAMA 7	03203-8786-8		EXETER	Exploration
PANORAMA 8	03203-8787-6		EXETER	Exploration
PANORAMA 10	03203-8789-2		EXETER	Exploration
PANORAMA 7	03203-8786-8		EXETER	Exploration
PANORAMA 7	03203-8786-8		EXETER	Exploration
PANORAMA 8	03203-8787-6		EXETER	Exploration
PANORAMA 10	03203-8789-2		EXETER	Exploration
PANORAMA 11	03203-9845-2		EXETER	Exploration
PANORAMA 12	N/I		EXETER	Exploration

Table 6-2
Unencumbered Exeter Caspiche Concessions

PANORAMA 13	N/I		EXETER	Exploration
PANORAMA 14	N/I		EXETER	Exploration
PANORAMA 15	N/I		EXETER	Exploration
PANORAMA 16	N/I		EXETER	Exploration
PANORAMA 17	N/I		EXETER	Exploration
(cont)				
PANORAMA 18	N/I		EXETER	Exploration
PANORAMA 19	N/I		EXETER	Exploration
LADO ESTE 1	03203-7445-6		EXETER	Exploration
LADO ESTE 4	03203-7448-0		EXETER	Exploration
LADO ESTE 2	03203-7446-4		EXETER	Exploration
BONANZA 1	03203-9357-4		EXETER	Exploration
BONANZA 2	03203-9358-2		EXETER	Exploration
BONANZA 3	03203-9359-0		EXETER	Exploration
BONANZA 4	03203-9360-4		EXETER	Exploration
BONANZA 5	03203-9361-2		EXETER	Exploration
BONANZA 6	03203-9362-0		EXETER	Exploration
BONANZA 7	03203-9363-9		EXETER	Exploration
BONANZA 8	03203-9364-7		EXETER	Exploration
LADO ESTE 1 1 AL 50	03203-5815-9		EXETER	Exploitation in application
LADO ESTE 2 1 AL 50	03203-5816-7		EXETER	Exploitation in application
ESCUDO IV 1 AL 240	03203-5923-6		EXETER	Exploitation in application
ESCUDO V 1 AL 240	03203-5924-4		EXETER	Exploitation in application
ESCUDO VI 1 AL 100	03203-5925-2		EXETER	Exploitation in application

On March 4, 2011, Exeter entered into an option agreement with Xstrata Norte Exploraciones for their VIN properties located immediately east of the Exeter Caspiche

licenses. The properties cover 1,900 ha with mineral rights over 1,793 ha and are shown in Figures 6.2 and 6.3. The agreement with Xstrata provides for Exeter to acquire 100% of the VIN properties by meeting escalating annual drilling requirements, to a total of 15 000 m, within 4 years. After the 15 000 m of drilling is completed, Xstrata has a once only back in right to acquire a 60% interest in the property, provided the discovery of a deposit of greater than 100 Mt at +0.5% copper has been made. Should Xstrata elect to back in, it will be required to repay Exeter three times its expenditure on the property. In the event that Xstrata does not exercise its back in right, its interest will revert to a 2% NSR. Exeter has the right to purchase 50% of the NSR for USD 10 million, leaving Xstrata with a 1% NSR.

The VIN exploitation concessions do not have expiration dates, and are in good standing as of the effective date of this report. Exeter will make all payments required to maintain the properties in good standing in 2011-2012. No encumbrances are registered on the concessions and they are subject only to the agreement with Xstrata detailed above.

The Xstrata concessions subject to the 100% option agreement with Exeter are listed in Table 6-3.

Table 6-3
Xstrata Concessions Subject to the 100% Option Agreement with Exeter

CONCESSION NAME	ROL	HECTARES	CLAIM ORDER	CONCESSION TYPE
VIN UNO 1 AL 20	N/I	200	EXETER	Exploitation in application
VIN DOS 1 AL 14	N/I	300	EXETER	Exploitation in application
VIN TRES 1 AL 14	N/I	300	EXETER	Exploitation in application
VIN CUATRO 1 AL 14	N/I	300	EXETER	Exploitation in application
VIN CINCO 1 AL 60	N/I	300	EXETER	Exploitation in application
VIN SEIS 1 AL 60	N/I	300	EXETER	Exploitation in application
VIN SIETE 1 AL 60	N/I	300	EXETER	Exploitation in application
VIN DOS 1 AL 46	03203-5685-7	230	EXETER	Exploitation in application
VIN TRES 1 AL 46	03203-5686-5	230	EXETER	Exploitation in application
VIN CUATRO 1 AL 46	03203-5687-3	230	EXETER	Exploitation in application

Figure 6.2 shows those Exeter concessions (including the Caspiche concessions and those held under the option agreement with Xstrata) in which Exeter holds the earliest dated concessions and controls exclusive rights to the mineral rights.

Table 6-4 shows all exploration and exploitation concessions applied for and / or controlled by Exeter.

Table 6-4
Summary of Ground Controlled by Exeter Mineral Properties and Details of Exeter Concessions which Overlap Caspiche and Third Party Concessions

	CONCESSION BLOCK	HECTARES
1	Total Exeter Caspiche concessions (includes Caspiche VIII)	1562
2	Exeter Troya concession	120
3	Unencumbered Exeter concessions (where Exeter has priority[2])	4141
4	Xstrata concessions subject to option agreement with Exeter (less areas where Exeter has priority*)	1793
5	TOTAL AREA CONTROLLED BY EXETER (1+2+3+4)	7616
6	Unencumbered Exeter concessions that overlap Exeter Caspiche concessions.	1262
7	Unencumbered Exeter concessions that overlap third party concessions (including Caspiche and Xstrata)	4114
8	TOTAL AREA OF EXTER CONCESSIONS THAT OVERLIE PREEXISTING CONCESSIONS (6+7)	5376

6.2.2 Agreements and Royalties

On October 11, 2005, Exeter entered into an option and royalty agreement (ORA) with Anglo and EMABLOS. The ORA is subject to Chilean Law and any dispute resulting from the agreement will be resolved through arbitration by the Centro de Arbitrajes de la Cámara de Comercio de Santiago A.G.

The original Exeter Anglo agreement covered seven projects, including Caspiche. According to the terms of the ORA, Exeter will gain an option to acquire a 100% interest in the property by meeting certain expenditure and drill requirements, as set out in Table 6-5.

As of March 2011, Exeter had fulfilled the total expenditure and drilling requirements for the full term of the ORA and in January 2011 entered into an agreement to exercise the option to purchase the Caspiche project from Anglo American Norte S.A. and title was transferred to Exeter's local subsidiary Minera Eton Chile S.A. This new agreement superseded and replaced the original ORA, added additional tenure to the Caspiche property package and provided additional definition and details on the transaction.

[2] Priority in this instance means that the Exeter properties have the earliest dated ROL number in the area and thus retain the exclusive right over the respective granted exploration and exploitation tenements in this area.

Table 6-5
Minimum Expenditures and Drilling Requirements under Exeter's ORA with Anglo

YEAR	MINIMUM EXPENDITURE (USD)	HECTARES
1	250,000 (spent)	1,500 (completed)
2	300,000 (spent)	2,000 (completed)
3	400,000 (spent)	3,000 (completed)
4	600,000 (spent)	4,000 (completed)
5	1,000,000 (spent)	5,000 (completed)
TOTAL	**2,550,000 (spent)**	**15,500 (completed)**

Upon vesting and commencement of commercial activities, Anglo participation in the property will be reduced to a 3% Net Smelter Royalty (NSR), with advance royalty payments payable until the commencement of commercial production. USD 250,000 is payable annually for the first 10 years to March 2021 and then USD 1 million per year through March 2026. These payments terminate upon the commencement of commercial production at Caspiche. The NSR is not payable in months when the gold price is below USD 325/oz. If 15 years after having exercised its option Exeter has not commenced production from the property, Anglo has a right to buy it back by paying the incurred historical expenditures.

All the Caspiche exploitation concessions do not have expiration dates, and are in good standing as of the effective date of this report. Anglo paid the annual license fee for the concessions for the period 2010 to 2011. No encumbrances are registered on the concessions and they are subject only to an additional 0.08% royalty to a third party Chilean company.

Exeter has paid the annual license fees for all additional concessions for the period 2010 to 2011.

Exeter relied on the opinion of Mr. Pablo Mir of Bofill Mir Abogados regarding the validity of the option agreement and the title of the optioned lands (Mir, 2010).

The property has been legally surveyed.

6.3 Operational Permits and Jurisdictions

Drilling has been permitted through the approved DIA's (Environmental Impact Declaration) submitted by Exeter. No additional permits are required for exploration activities at Caspiche. Additional permits will be required for the exploitation of the Caspiche orebody.

7 Accessibility, Climate, Local Resources, Infrastructure and Physiography

The information in this section was modified from Van Kerkvoort et al. (2008).

7.1 Accessibility

Access to the project is by 183 km of paved and gravel road from Copiapó. The initial 22 km of road running south from Copiapó through the town of Tierra Amarilla is paved highway which connects to a 161-km treated gravel road that runs east-southeast to the project site (ruta C-459). Currently, total driving time from Copiapó to site is approximately 3 hours. The main gravel road serves as a regional transportation route to Argentina and is gradually being upgraded. This route also serves the nearby Maricunga Gold Mine (Kinross Gold Corp.) and Cerro Casale gold-copper project (Kinross Gold Corp. and Barrick Gold Corp.). From this road several access alternatives exist to the project and other additional access option have been identified if required (Figure 7.1).

7.2 Climate

The climate at Caspiche is typical for the central Andean Cordillera: windy, cold at night with limited precipitation, usually in the form of snow. Daytime temperatures in summer months approach 23°C, with night-time lows of 5°C. Daytime temperatures in winter are around freezing, with nighttime temperatures dropping to -15°C. Exploration field seasons generally run from late October through mid-May. Operating mines in the area, such as the nearby Maricunga Gold Mine, are operated year-round at elevations of 4200 m.a.s.l. to 4500 m.a.s.l. Upon development, it is expected that the mine will be operated year-round.

7.3 Local Resources

All transport is by private vehicle. The operating Maricunga Gold Mine, located 15-km north of Caspiche, transports its employees from Copiapó by bus or company-owned trucks and vans. A number of daily scheduled jet air services fly between Copiapó and Santiago.

Plentiful local semi-skilled and skilled labour is available to comparable mineral projects in the Maricunga region, and Chile supplies high-quality mining professionals to other countries.

Figure 7.1 - Caspiche Location Map (Source: Exeter)


MAP SHOWING ACCESS ALTERNATIVES TO THE CASPICHE PROJECT
Co. La Fortuna
Portezuelo Paredones
Vega Llareta
N
La Angostura
MARICUNGA MINE
Rancho del Gallo
Pasto Grande
Vega La Colorada
Pasto Redondo
Vega de La Mona
Campamento Caspiche
CASPICHE PORPHYRY
La Guardia
Cordón Yeguas Heladas
CERRO CASALE
El Nevado
La Junta de Cachitos
Las Cuevitas
Vegas Pastillos
LEGEND
EXISTING ROAD ACCESS
RUTA C-459 ACCESS ROAD COPIAPO TO MARICUNGA MINE
CURRENT PRIMARY ACCESS TO CAPICHE PORPHYRY
ALTERNATE ACCESS TO CASPICHE VIA RUTA C-459
ALTERNATE ACCESS TO CASPICHE VIA MARICUNGA MINE
ALTERNATE ACCESS TO CASPICHE VIA CERRO CASALE
CURRENT PRIMARY ACCESS TO CERRO CASALE
POTENTIAL ALTERNATE ROAD ACCESS
POTENTIAL ALTERNATE ACCESS TO CASPICHE
5 km

7.4 Current Infrastructure

Caspiche is a green field site, and thus existing site infrastructure is limited to an exploration camp and roads.

The property is large enough to host an open pit or underground mining operation, although optimum locations for infrastructure may overlie third party mining claims. Concession owners have the right to establish an occupation easement over the surface as required for the comfortable exploration or exploitation of the concession. The majority of this area is owned by the Chilean government. The Ministry of Public Land of the Chilean government (Bienes Nacionales) has leased to Exeter the right to use the surface of the Caspiche property area for ongoing exploration activities. An application is in process to purchase or secure a long-term lease of these rights permanently and is being processed as of the effective date of this report.

Power for the existing projects in the Maricunga region is normally sourced from near Copiapó and carried to the mines by private power lines owned by the operating companies. The process for obtaining permits for easements and water rights is straightforward in Chile. As of the effective date of this report, Exeter has secured an option agreement over 300 l/s of permitted water rights and negotiations are ongoing for access to additional water.

Exeter's Chilean subsidiaries also requested three permits for the exploration of underground water, covering a total area of 69,125 ha. These exploration permits are not yet granted.

7.5 Physiography

The Caspiche property is located high in the central Chilean Andes. The topography within the Property consists of broad open areas of moderate relief and prominent ridges with limited cliff zones of exposed bedrock (Figures 7.2 and 7.3). Elevation within the property ranges from 4200 m to 4700 m.a.s.l. Vegetation is limited to grasses and small thorny bushes, and small marsh areas at the junction of creeks. Wildlife includes guanaco, vicuña, foxes, rabbits, ground squirrels, hawks, condors, and small reptiles.

Figure 7.2 - Photograph of Caspiche Property Looking East (Source: Exeter)


Filo
Central
Caspiche
Epithermals
Caspiche
Porphyry

Figure 7.3 - Photograph of Caspiche Property Looking West (Source: Exeter)


Caspiche
Porphyry
Filo
Central
Caspiche
Epithermals

8 History

The following project history was modified from Van Kerkvoort et al. (2008).

The southwest part of the property, which includes Caspiche Porphyry, was staked in 1986 by Anglo as part of a generative exploration program covering the entire Maricunga metallogenic belt. Newcrest held the project through an option agreement with Anglo from 1996 to 1998, during which time they discovered the Caspiche Epithermals mineralization, and staked an additional 2,561 ha to cover it. Newcrest decided to abandon exploration in South America in 1998, and the ground held by Newcrest lapsed and became open. Anglo subsequently staked portions of this ground to form the current Caspiche property position.

Anglo was the first to explore the Caspiche area. Between 1986 and 1990, Anglo conducted three field campaigns on the property. The first campaign consisted of rock-chip and grid-soil geochemical surveys, where a total of 842 rock-chip samples and 431 soil samples were collected. These surveys identified a 650-m by 300-m zone of the Caspiche Porphyry area that is strongly anomalous at surface in gold, silver, copper, and arsenic. Eighty rock samples returned values greater than 1-g/t gold, with a high value of 5.45-g/t gold.

During the 1988 field season, Anglo drilled 568 m in 12 shallow air rotary holes in the Caspiche Porphyry sector. These drill holes targeted near-surface gold mineralization identified in hydrothermally-altered volcanic rocks, and delineated by geochemical surveys. Drilling from this campaign intersected significant widths of mineralization in several holes, including 32-m grading 1.10-g/t gold in SHC-4 and 48-m grading 1.03-g/t gold in SHC-5.

During the 1990 season, Anglo drilled 950 m in six reverse circulation (RC) holes, exploring the Caspiche Porphyry gold system to greater depths. Results from this program yielded narrow intersections of gold mineralization, including 10-m grading 1.09-g/t gold in SPC-02 and 34-m grading 0.63-g/t gold in SPC-05.

During the first field season of the option in 1996-997, Newcrest conducted geological mapping; rock geochemical surveys; aeromagnetic and IP / Resistivity geophysical surveys; and drilled 3,298 m in 14 RC drill holes. Twelve holes were drilled at Caspiche Porphyry to follow-up disseminated mineralization discovered by Anglo, and testing of targets defined by the geochemical and geophysical surveys. Two holes were drilled in the Caspiche Epithermals area, targeting epithermal-style mineralization indicated by anomalous gold and mercury surface geochemistry.

During the 1997-1998 field season, Newcrest conducted soil geochemical surveys, geologic investigations and drilled 4,123 m in 22 RC drill holes at the Caspiche Porphyry and Caspiche Epithermals prospect areas. Porphyry-style gold-copper mineralization was encountered in several of the drill holes at Caspiche Porphyry.

Exeter optioned the property in October 2005. No significant exploration work was reportedly conducted on the property from the end of the Newcrest drill campaign to the beginning of work by Exeter.

In 2006 and 2007, Exeter compiled historic exploration data into a geographic information system (GIS), reprocessed existing geophysical data, completed geological mapping of the property area, collected rock-chip samples, and conducted controlled source audio-frequency magnetotellurics (CSAMT), pole-dipole induced polarization (PDIP), and natural source magnetotellurics geophysical surveys. In 2008 and 2009, Exeter completed property-

scale geological mapping; a PIMA™ (field portable, infrared spectrometer useful for mineral identification) study of drill core samples; a soil orientation survey over the Caspiche Porphyry area; a reinterpretation of the regional geophysical data; and age dating work.

From 2006 through September 2010, Exeter completed over 54 000 m of drilling in 84 drill holes, mostly as deep diamond drill holes in the Caspiche Porphyry area. Other work conducted during this time period included geological mapping of the surface of the property, geochemical and geophysical surveying to help guide exploration for additional intrusive centres, geotechnical logging and geomechanical testing of a significant number of oriented drill cores, and metallurgical testwork to determine expected metallurgical recoveries and guide process design.

9 Geological Setting

The following description of the regional geology was modified from Van Kerkvoort et al. (2008).

9.1 Regional Geology

The Caspiche property is located in the Maricunga metallogenic belt, a north-northeast trending, linear zone containing at least 14 occurrences of gold and / or silver mineralization between latitudes 26° and 28° S in the Andean Cordillera of northern Chile (Vila and Sillitoe, 1991; Figure 9.1).

The Maricunga belt is composed of a series of volcanoes of andesitic to dacitic composition (Figure 9.2). These volcanoes are Oligocene to late Miocene in age and form part of the continental margin volcanic-plutonic arc. These volcanic rocks are generally restricted to north-south trending grabens, and Paleozoic to Triassic age basement rocks are exposed in intervening horst blocks. Volcanism occurred in four events grouped into two main episodes. The initial event began in late Oligocene and lasted until early Miocene age (26 to 20 Ma). The second occurred during the middle Miocene age (16 to 11 Ma). These events resulted in the creation of numerous stratovolcanic complexes and dome fields over the length of the belt. The third and fourth episodes of dacitic volcanism occurred in the late Miocene age (11 to 7 Ma) and late Miocene to early Pliocene age (7 to 5 Ma), respectively, and included the formation of two pronounced volcanic edifices, Volcán Copiapó and Volcán Jotabeche (Figure 9.2).

Two main structural trends are important in the Maricunga belt. North-south to north-northeast trending high-angle reverse faults form a series of horsts and graben blocks, and it is these graben structures that host significant west-northwest to north-northwest trending structures occur as normal trans-tensional faults, dykes, veins and linear alteration zones, and are associated with alteration and mineralization in late Oligocene to early Miocene age volcanic centres.

The Maricunga belt hosts numerous significant mines and advanced projects. The deposits are typically of the porphyry gold-copper style or high sulphidation epithermal gold-silver. Examples of porphyry deposits in the Maricunga belt are the Maricunga mine (formerly called Refugio), Cerro Casale, and Lobo Marte. High sulphidation examples include La Coipa and La Pepa (Figure 9.2). A strong northwest-southeast structural control to the mineralization is typical of many of the deposits. Some Maricunga deposits have epithermal alteration textures superimposed (telescoped) onto porphyry alteration textures.

Figure 9.1 - Metallogenic Belts of Northern Chile and Argentina (Source: Vila and Sillitoe, 1991)


PERU
50
100
200
150
BOLIVIA
Altiplano-Puna
20°
PACIFIC OCEAN
Eocene-Oligocene Porphyry Copper Belt
25°
Ext. Of Easter "Hot Line"
Bajo de la Alumbrera (Late Miocene)
MARICUNGA BELT (Late Olig.-Miocene)
Copiapo
El Indio Belt (Miocene)
Peru-Chile Trench
30°
CHILE
ARGENTINA
Late Miocene-Pliocene Porphyry Copper Belt
Santiago
0 km
500 km
35°
70°
65°

Figure 9.2 - Regional Geology of the Maricunga Metallogenic Belt (Source: Vila and Sillitoe, 1991)


69°
La Coipa
27°
Marte
Lobo
Volcan Copiapo
La Pepa
Refugio
Volcan Laguna
Caspiche
Santa Cecilia
Aldebaran
Volcan Jotabeche
N
0
30 Km
Chile
Argentina
28°
Quaternary alluvium and evaporites
Pliocene volcanic rocks
Late Oligocene-late Miocene volcanic rocks
Jurassic-early Tertiary sedimentary and volcanic rocks
Paleozoic-Triassic basement (granitoids and volcanics)
Alteration zone
Strike-slip/normal fault
Reverse fault

9.2 Property Geology

In Figure 9.3, the black line indicates the outer property boundary of the main property block, excluding Caspiche 1/10, Vega de Caspiche 1/9, and 2009 Exeter concession blocks.

Figure 9.3 - Bedrock Geology of the Caspiche Property (Source: Exeter)


LEGEND

Figure 9.4 shows a representative geological cross-section of the Caspiche Porphyry deposit.

Figure 9.4 - Gold Grade Histogram in Red, Copper Grade Histogram in Purple (Source: Exeter)


SECTION CSD 023
CSD037
CSD032
CSD023
CSD014
CSD031
1,214 m @ 0.9 Au ppm & 0.33 Cu %
LITHOLOGY
Overburden
Late mineral diatreme breccia
Inter-mineral quartz diorite porphyry second phase and associated breccia
Inter-mineral quartz diorite porphyry first phase and associated breccia
Early diorite porphyry and associated breccia
Volcanic breccia (probable Diatreme)
Sandstone and siltstone
OTHER SYMBOLS
Base of leached capping

The 2008-2009 and 2009-2010 drilling led to a better understanding of the alteration model at Caspiche Porphyry. The extent of late-stage advanced argillic alteration was confirmed, and the distribution of potassic alteration in the lower levels of the system was established. Supergene oxidation occurs dominantly as a flat lying blanket deepest in the central parts of

the system. Vuggy quartz ledges intersected in the northern, eastern and southern part of Caspiche Porphyry are oxidized to depths of 150 to 200 m.

Interpretation of drill core (by Exeter geologists and consultants), from the 2009-2010 drill campaign, together with geological modeling efforts as part of the current mineral resource estimation work have resulted in several changes in the geological model, as well as an improved context for peripheral exploration. Significant findings from this work include the following.

The host rocks at depth surrounding the porphyritic intrusive rocks are flat lying, at least 700-m thick, and contain sedimentary breccia, andesitic volcanic rocks, and abundant sandstone and siltstone.

The andesitic volcanic breccia is an important host to mineralization in the shallow parts of the Caspiche Porphyry deposit and is widely distributed in the immediate Caspiche area.

Modelling of the porphyritic intrusives shows them to be a sigmoidal, Z-shaped body in which the early, diorite porphyry phase is surrounded by a discontinuous shell of inter-mineral quartz diorite porphyry.

The propylitic halo to the Caspiche Porphyry system has been intersected to the southwest, about 600 m from of the porphyry intrusive contact. Further definition of this halo at depth, below the overprinted advanced argillic zone, should effectively delimit the system.

A potassic-calcic zone, defined by the presence of actinolite, K-feldspar and magnetite, occurs at depth in the centre of the system, is sulphide deficient, and forms a base to the ore zone.

An extensive zone of chlorite-sericite with and without albite alteration of siliciclastic sedimentary rocks appears to close off the system eastwards. However, a distal propylitic zone, like that defined previously to the west, has yet to be encountered.

Deep drilling along the west side of the system demonstrated the existence of a 700-m thickness of monotonous, polymict breccia, thereby confirming that it must define a phreatomagmatic diatreme.

The MacNeill gold-zinc zone, confined beneath the underside of the eastward-flared, late-mineral diatreme contact, is assigned an intermediate-sulphidation epithermal origin. It appears to be the product of the final mineralizing event in the Caspiche system, post-dating all alteration.

The principal rock types defined at Caspiche are assigned to four broad units: premineral sedimentary rocks, volcanic breccia of probable diatreme origin that also predates much of the mineralization, several porphyry intrusions, and a postmineral diatreme breccia.

9.2.1 Volcano-sedimentary Units

The sedimentary rocks are separated by disconformities. These are informally divided into the premineral Caspiche Formation of Jurassic to Cretaceous age; the pre to syn-mineral Rio Nevado Formation of Oligocene to Lower Miocene age; and the postmineral Yeguas Heladas Formation of Middle to Upper Miocene age.

The Caspiche Formation is exposed at the western margin of the property (shown in purple in Figure 9.3). It is composed of columnar jointed andesite lava flows. Approximately 1-km west of the property boundary, the lavas are viewed overlying a sedimentary sequence of rocks which range from volcanoclastic siltstones to sedimentary breccias.

The Rio Nevado Formation consists of undifferentiated felsic pyroclastic rocks. The sequence contains multiple volcanic events forming a volcanic pile that is a minimum of 200-m thick (shown in light green in Figure 9.3). At Caspiche Epithermals, in the east of the property, the formation is crudely stratified with shallow, west-dipping horizons several metres thick. The rocks range from fine tuffs to pyroclastic breccias. Locally, thinly laminated siltstone separates the pyroclastic horizons. On the northern flank of Caspiche Porphyry the formation contains pumice-rich pyroclastic flows that are locally welded. The upper portion of the formation is composed of felsic, flow-banded, and auto-brecciated lava.

The Yeguas Heladas Formation consists of a series of stratified volcanic rocks that post-date alteration and mineralization (shown in tan and gray in Figure 9.3). This unit comprises a lower conglomerate horizon overlain by non-welded pyroclastic deposits that contain vuggy silica and massive silica-altered clasts of the Rio Nevado Formation. The youngest volcanic unit on the property is a glassy, porphyritic, flow-banded and auto-brecciated felsic lava.

Unconsolidated quaternary deposits cover over 90% of the Caspiche project area, and include debris flows, glacial moraines, colluvium, alluvium and “vegas” (local term for small wetlands that are common on valley floors in the Andes). Drilling indicates the quaternary cover can be up to 80-m thick. These rocks are not shown in Figure 9.3, in order to show the distribution of the bedrock units.

In the Caspiche Porphyry area, the sedimentary rocks surround the composite porphyry stockworks on all sides roughly 500 m to 750 m below the surface (3700-m to 3870-m elevation level). The rocks comprise a monotonous sequence of hornfelsed and highly-altered sandstones and siltstones that in places display no obvious textural variation over tens of meters; hence, their previous designation as microdiorite. Locally, however, relict bedding at high angles to the core axis is observed, confirming the sedimentary origin of the package, which exceeds 400 m in thickness. Minor bodies of probable andesite porphyry, characterized by centimetre-sized plagioclase phenocrysts in a black, fine-grained, and highly altered groundmass, cut the sedimentary rocks locally, particularly near their upper contact. The andesite porphyry bodies are clearly intrusive because of the presence of chilled margins, but it is uncertain if they represent sills, dykes, or both.

The sedimentary rocks are overlain by 500 m to 750 m of volcanic breccia. The extent of this unit in the Caspiche Porphyry area is very extensive and has been noted over more than 1 km north-south and 3 km east-west. The breccia is polymict and mainly composed of rounded to subangular clasts surrounded by a difficult to identify, highly altered, fine-grained, fragmental matrix. The clasts are typically between 1 cm and 3 cm in size, but locally up 10 cm. No evidence of bedding or size sorting has been observed. Intense alteration precludes certain identification of most clast lithologies, but the remnant textures and characteristic absence of magmatic quartz grains suggest that andesite, diorite and their porphyries predominate. Hornfelsed sedimentary rock and, very locally, andesite porphyry clasts are prominent in the breccia within a few metres of the contacts with these rock types. Although most clasts are internally homogeneous, recognition of veinlets confined in a minority of clasts is important, because it indicates hydrothermal activity occurred prior to breccia formation.

The origin of this volcanic breccia unit remains uncertain; however, it seems likely to be part of a large diatreme. The lack of bedding and size sorting over several hundred vertical metres would appear to preclude subaerial accumulation of the breccia. The presence of mineralized material in its clasts suggests that the diatreme was emplaced after the Caspiche porphyry system was initiated. It is unlikely that such material could have been transported from a distant volcano. Diatreme formation may even have aborted an early hydrothermal event at Caspiche. Previous interpretations centred the intrusive vent in the Caspiche Porphyry area, but the spacing of the drill pattern after the 2008-2009 drill programs effectively negated this possibility. Therefore, the vent is currently thought to lie beyond the core of the system, possibly to the north.

9.2.2 Intrusive Rocks

Exposed intrusive rocks at Caspiche are limited to a series of small felsic porphyritic stocks located at Caspiche Porphyry that extend to the north and south. Locally, these exhibit chilled margins and flow banding. At depth at Caspiche Porphyry, two main porphyry intrusions constitute the well mineralized Caspiche stockwork, and a third porphyry intrusion abuts the Caspiche stockworks to the west and south. The two main porphyry intrusions are referred to as the Early Diorite Porphyry (DP) and the Early Inter-Mineral Porphyry (QDP1) and are interpreted to be early and early inter-mineral phases of the same intrusions. The third porphyry referred to as the Late Inter-Mineral Porphyry (QDP2) and is interpreted to be a late to inter-mineral phase.

The mineralized stockwork measures approximately 300 m by 400 m in plan, and does not vary appreciably in size over its defined 1200-m-vertical extent. The DP appears to expand in size below the 3600-m-elevation level, although it is intruded by a body of the Early Inter-Mineral Porphyry at this level. The bulk of the Early Inter-Mineral Porphyry lies east of the Early Diorite Porphyry, although a narrow, dyke-like body of Early Inter-Mineral Porphyry also follows the western side of the Early Diorite Porphyry. A fine-grained diorite porphyry occurs locally as a minor dyke within the mineralized stockworks, which it appears to post-date. The Late Inter-Mineral Porphyry is well-defined at shallow levels, where it constitutes a curved, body that wraps around and truncates the western and southern sides of the earlier intrusions. At depth, however, the Late Inter-Mineral Porphyry is appreciably smaller.

The Early Diorite Porphyry is considered dioritic in composition because of the lack of quartz phenocrysts. Plagioclase and biotite phenocrysts are abundant and accompanied by subordinate hornblende. The original texture of the Early Diorite Porphyry is partly obliterated by intense alteration and veining. Veining is dominated by an intense, multi-directional, A-type quartz-veinlet stockwork. Near the top of the intrusive body, this type of veining constitutes more than 50% of the rock mass. Magnetite-only and quartz-magnetite veinlets are also widely developed as part of the stockwork.

The inter-mineral phases are coarser-grained and texturally better preserved than the DP. The inter-mineral phases contain quartz phenocrysts, and thus are interpreted to be quartz diorite porphyries. The Late Inter-Mineral Porphyry is noticeably coarser-grained and contains larger quartz phenocrysts than the Early Inter-Mineral Porphyry. The Early Inter-Mineral Porphyry is cut by abundant, relatively narrow (<0.5 cm), A-type quartz veinlets, but truncates many of the quartz veinlets in the early porphyry, including all those with widths of 1-4 cm. Quartz veinlet xenoliths are commonplace in the Early Inter-Mineral Porphyry, especially near contacts with the Early Diorite Porphyry. In contrast, the Late Inter-Mineral Porphyry is only weakly veined and, in its western parts, displays low alteration intensity and preservation of magmatic biotite and magnetite.

9.2.3 Structure

Mapping of bedrock exposures indicates the main structural orientations at Caspiche to be northwest, east-northeast, and roughly north-south. These same orientations are observed as lineaments on Landsat satellite imagery and airborne magnetic imagery. Newcrest interpreted several of these lineaments to be major fault zones, including a west-northwest trending structure north of Caspiche Porphyry. Exeter found no clear evidence of this fault zone being a controlling feature in the field during geological mapping in 2009.

9.2.4 Alteration

There are four end member alteration types noted on the Caspiche property:

- Porphyry style stockwork vein and associated alteration
- Retrograde hydrothermal alteration
- High sulphidation epithermal style alteration
- Supergene leaching and oxidation.

At Caspiche Porphyry, all four alteration styles are present. At Caspiche Epithermals no porphyry-style stockwork vein associated alteration has been observed, though it may be present at depth or laterally beneath cover.

Alteration is complex at Caspiche Porphyry. There are strong vertical controls, as well as proximal versus distal alteration mineralogy assemblages for the various styles. Pervasive overprinting by successive alteration events has frequently destroyed most primary textures, making identification of the original lithologies difficult. Porphyry stockwork style mineralization and associated alteration is not observed at surface, but has been intersected extensively in drill holes. The alteration comprises an inner potassic zone of potassium feldspar and biotite. These minerals are observed as independent zones and overlapping other alteration styles. Where unaffected by later alteration, magnetite as disseminations and hairline veinlets accompany the potassic alteration. Potassic alteration has a positive correlation with veining. Frequently potassium feldspar is observed as selvages on veins up to several centimetres wide which grades out into secondary biotite-dominated alteration. Biotite alteration is also developed in that portion of the Cretaceous Caspiche Formation basement that has undergone high temperature pro-grade hornfels contact metamorphism. In volcanic pendants immediately overlying the felsic stocks a strong patchy alteration is observed comprising irregular blebs of silica and clay. This has been described as a breccia, but can be traced laterally, where it grades into lithic tuffs. In some intrusive stockworks the upper cupola zone contains an intense “wormy” quartz texture. At deeper levels more typical A- and B-style porphyry stockwork veining is observed with late stage sulphidic D-veins cutting both the earlier quartz veining and extending into the overlying volcanic units.

In some cases, propylitic alteration assemblages comprising epidote-chlorite-pyrite are observed in surface exposures within 1 km from the limits of potassic-altered zones, but generally propylitic alteration only occurs more distally. Propylitic-altered rocks have not been intersected to date only on the western side of the system. The rocks between the potassic and propylitic alteration zones are variably clay-altered, but it is not certain if this is an argillic alteration halo related to the porphyry mineralizing event or if it is the result of the late-stage retrograde argillic-phyllic event.

A potassic-calcic zone, defined by the presence of actinolite, K-feldspar and magnetite, occurs at depth in the centre of the system, is sulphide deficient, and forms a base to the ore zone.

An intense retrograde argillic-phyllic (clay-sericite) alteration has affected the upper levels of the porphyry system, and locally extends deep within it. In the strongly-affected zones, the potassic alteration mineral assemblages have been completely overprinted with clay and philosilicate minerals, leaving zones of strong stockwork veining with a soft white “bleached” matrix. Potassium feldspar and biotite have been completely replaced. The contact between this zone and the underlying potassic alteration dips toward an apparent “draw-down” zone. The retrograde event has converted magnetite to specular hematite (martitization), but it does not appear to have affected the gold and copper distribution.

In some lithologies, and most notably in the lithic tuff unit, selective alteration of clasts to clay and matrix flooded with silica has produced patchy alteration giving the rock a brecciated appearance. A similar texture is observed proximal to intrusive contacts. This texture is thought to be the product of abundant xenoliths, or magma stopping.

The high-sulphidation epithermal zone is characterized by siliceous ridges which outcrop on the peripheries of the Caspiche Porphyry mineralization. The ridges comprise strongly silicified crystal-lithic tuff and quartz-feldspar porphyry. These units exhibit typical vuggy residual silica textures with rectangular cavities where feldspar phenocrysts have been totally leached from the rock and the matrix is replaced by silica. In the volcanic units, lithic clasts have been selectively dissolved or replaced by kaolin – alunite – quartz ± pyrophylite ± dickite assemblages. These zones are interpreted as high-level advanced argillic-altered silica cap zones. The silica caps contain structurally controlled tufasite breccia dykes with brecciated silica cap material hosted in a kaolin-silica-alunite matrix. These structural zones can be traced outward to adjacent argillic-altered areas where they are observed as linear zones of vuggy residual silica, or silica-ledges.

Oxidation and supergene effects are notable in the upper 100 m to 150 m and occasionally down to 200 m. The primary effect is the oxidation of pyrite, with the resultant acid conversion of minerals other than silica into kaolin. The contact between oxide and sulphide material is sharp. Minor chalcocite is observed on the oxide-sulphide contact, but there is no development of copper enrichment, presumably because copper-enriched solutions migrated laterally. Visually the contact is easy to pick and is geochemically sharp with a notable depletion in copper in the oxide zone to less than 0.03%.

Outcropping hydrothermal alteration at Caspiche Epithermals is developed entirely in felsic lithic tuffs of Rio Nevado Formation. Zoned alteration is observed with leached zones of residual silica restricted to narrow linear structures within more widespread silica flooding. At the eastern extent of the Caspiche Epithermals zone at the boundary of the property, the rocks are affected by low-temperature silica and argillic mineral assemblages that are characteristic of steam-heated alteration which forms above paleo-water tables in high-sulphidation-style alteration systems.

10 Deposit Type

The following discussion of deposit types was modified from Van Kerkvoort et al. (2008).

Stockwork-hosted, gold-copper porphyry, high-sulphidation epithermal gold mineralization and intermediate-sulphidation gold mineralization styles have been recognized on the Caspiche property. Mineralization at Caspiche Porphyry is interpreted to be a high-sulphidation epithermal gold deposit above a gold-rich, gold-copper porphyry deposit. The MacNeill zone, confined beneath the underside of the eastward-flared, late-mineral diatreme contact, is assigned an intermediate-sulphidation epithermal origin. It appears to be the product of the final mineralizing event in the Caspiche system, post-dating all alteration and partially overlapping Caspiche mineralization.

Mineralization at Caspiche Epithermals is interpreted to be a high-sulphidation epithermal gold deposit.

The Maricunga metallogenic belt contains significant gold-rich, gold-copper porphyry deposits, and high-sulphidation epithermal gold ± copper ± silver systems. In some cases, the high-sulphidation epithermal systems are superimposed on the porphyry style mineralization. These deposit types are different from the copper-dominant, large porphyry copper deposits found further north in Chile.

Vila and Sillitoe (1991) described the style of mineralization in the Maricunga belt as follows.

Porphyry-type mineralization in the Maricunga belt was generated beneath andesitic-(dacitic) stratovolcanoes. Volcanic rocks were intruded by isolated, composite dioritic porphyry stocks. Weakly porphyritic microdiorite and associated intrusion breccia are prominent stock components.

Gold-copper mineralization is believed to have been introduced with K silicate alteration, which is well preserved only at the Amalia, Refugio, and Casale Hill (Aldebaran) prospects. K silicate alteration is overprinted and commonly obliterated by sericite-clay-chlorite assemblages of intermediate argillic type. Much of the gold is present in quartz stockworks. Iron oxides, both early magnetite and late hematite, constitute 5 to 10 vol percent of mineralized zones. Sulphides are dominated completely by pyrite, but include minor chalcopyrite and trace bornite and molybdenite. Supergene leaching of copper is developed to various degrees, but enrichment is developed only incipiently.

Several porphyry-type stockworks are overlain by pyrite and alunite-rich advanced argillic alteration, which carries barite, native sulphur, enargite, and at La Pepa, high-grade, vein-type gold mineralization of high sulphidation, epithermal type. The quartz stockworks and advanced Argillic caps are telescoped at Marte, Valy, Santa Cecilia, and La Pepa, but are separated by a chloritized zone transacted by a swarm of gold-poor, polymetallic veins with quartz-alunite selvages at Aldebaran (Cerro Casale).

Marte and Lobo are rich in gold (1.43 and 1.6 ppm) and poor in copper (0.05% and 0.12%) and molybdenum (46 and ~10 ppm), and may be designated as porphyry gold deposits. However, gold contents are lower (0.6 – 1 ppm) and hypogene copper contents probably higher at Refugio and Casale Hill.

The depth of erosion of Maricunga porphyry-type systems is believed to decrease from the K silicate zones exposed at Refugio and in the Casale Hill sector at Aldebaran (Cerro Casale), through Marte, Valy, Santa Cecilia, and La Pepa where remnants of

advanced Argillic caps are present, to the highest, mercury-rich part of the Cathedral Peak sector at Aldebaran and zones higher than and west of Marte which comprise advanced argillic alteration rich in native sulphur.

Figure 10.1 shows a generalized porphyry model and the relationship between the porphyry and epithermal environments.

Figure 10.1 - Generalized Porphyry Model (Source: Vila and Sillitoe, 1991)


meters
0
1000
2000
HIGH SULFIDATION EPITHERMAL ENVIRONMENT
PORPHYRY ENVIRONMENT
Crater / summit caldera on stratovolcano
Native sulfur concentrations
Northwest-striking fault zone
Chalcedony-barite ±enargite veins
Original K silicate front
0
meters
1000
RELATIVE EROSION LEVEL
Aldebaran System
Other Maricunga Porphyry Systems
CATHEDRAL PEAK
VEIN ZONE
CASALE HILL
Hg-S°
As-(Au)
Pb-Zn-Ag-Sb-(Au)
Cu-Mo-Au
SOLEDAD
LA PEPA
SANTA CECILIA
MARTE, VALY
LOBO, ESCONDIDO
REFUGIO
ALTERATION
Acid-leached
Chalcedony
Quartz-alunite
Sericitic
with quartz stockwork
Intermediate argillic
K silicate
Propylitic
LITHOLOGY
Postmineralization dacite porphyry
Late mineralization hydrothermal breccia
Late mineralization microdiorite
Multiple diorite / quartz diorite porphyry stock
Volcaniclastic sediments
Tuff / ignimbrite
Andesite-dacite volcanics
Subvolcanic "basement"

11 Mineralization

The following description of the mineralization was modified from Van Kerkvoort et al. (2008).

Mineralization has been encountered in two main areas of the Caspiche property. These two areas are called Caspiche Porphyry and Caspiche Epithermals.

All high-sulphidation epithermal, intermediate-sulphidation epithermal and porphyry-style mineralization occur at Caspiche Porphyry. High-sulphidation epithermal-style alteration outcrops at Caspiche Porphyry, and hosts disseminated gold in felsic volcanic rocks and dioritic to quartz dioritic quartz-feldspar porphyry intrusive rocks. Modeling of the mineralization indicates the presence of an upper gold-bearing oxide zone underlain by a lower gold-copper-bearing sulphide zone. Porphyry-style stockwork quartz veining, containing gold and copper mineralization, has been intersected over broad lengths in drill holes. Gold only mineralization from the MacNeill zone partially overprints and upgrades the western edge of porphyry style mineralization and is confined to the underside of the eastward-flared, late-mineral diatreme contact. No porphyry-style mineralization or intermediate-epithermal style mineralization has been observed at surface on the property. This is in part due to the extensive alluvium and colluvium which covers approximately 90% of the Caspiche property area.

Mineralization is hosted primarily by diorite porphyry and mineralized basement and andesitic volcanic rocks, covered by up to 60 m of alluvial overburden. The upper 100 – 200 m below the surficial deposits is generally mineralized only in gold and low level silver, and the onset of copper mineralization generally coincides with the commencement of sulphide mineralization. No significant supergene oxide mineralization has been observed at Caspiche Porphyry. Mineralized intercepts in and around the diorite porphyry appear to have good continuity, and yield consistent intercepts of several hundred metres of porphyry-style, sulphide mineralization grading between 0.3-g/t and 1.0-g/t gold, and 0.1% and 0.4% copper. Near surface, oxide intercepts at Caspiche Porphyry generally range between 20-m and 200-m grading between 0.2-g/t and 1.2-g/t gold and <0.02% copper.

At Caspiche Epithermals, only high-sulphidation epithermal style alteration and gold mineralization have been observed and intersected by drilling to date. Potential for porphyry-style mineralization at depth remains, because drilling to date at Caspiche Epithermals has targeted near-surface high-sulphidation epithermal mineralization and thus reached only shallow depths. One drill hole completed in 2009 failed to intersect intrusive rocks or porphyry-style alteration and mineralization.

12 Exploration

The Caspiche property has been explored by Anglo, Newcrest, and Exeter from 1986 to the effective date of this report. Exploration activities and results, organized by operator, are presented in Table 12-1 through Table 12-3. Exploration work reported in previous Technical Reports is summarized in this report as is permitted under Instruction 1 of Form 43-101F1. Work covers all drilling and work on Caspiche and is not limited to the oxide portion of the deposit under consideration in this document.

12.1 Exeter (2005 – 2011)

Exeter optioned the Caspiche property in October 2005, and has conducted geological mapping, geochemical sampling, geophysical surveying, and drilling programs through to the effective date of this report.

A total of 29 520.7 m from 43 drill holes were completed during the 2009-2010 season, and included drill holes CSD-041A through CSD-073 (excluding CSD-042, which was drilled during the 2008-2009 drill campaign), re-entry and deepening of CSD-016 and CSD-025, and RC holes CR-001 through CR-004. Exeter drilling during the 2009-2010 season was designed to raise the confidence of the existing mineral resource through infill drilling; continue to test the limits of mineralization, particularly to the southwest; and confirm the grade and thickness of near-surface legacy drill campaigns through twin drilling. The confirmation drill holes were drilled using PQ and HQ diameter core and were used to provide additional mineralized oxide material for metallurgical test work. All 2009-2010 drilling was completed in the Caspiche Porphyry area; no drilling was completed in the Caspiche Epithermals area. A summary of the drilling conducted during this time period is presented in Item 13, Drilling.

Other significant exploration work conducted during this period included refinement of the geological model from recent drilling, and an IP geophysical survey.

The interpretation of drill results from the 2009-2010 drill campaign by Exeter geologists, and geological work by consultant Dr. Dick Sillitoe in January 2010 resulted in a re-interpretation of some of the stratigraphic units that which led to a better understanding of the geological setting at Caspiche. Dr. Sillitoe conducted a complete review of the Caspiche Porphyry geology model and surrounding exploration potential. Dr. Sillitoe logged several of the 2009-2010 drill holes and updated several of his cross sections and level plans. All Exeter geologists participated in discussions and logging, to ensure consistency and robustness of the model.

All drilling results from the 2009-2010 season plus historical drilling prior to this was included in the calculation of an updated resource estimate provided by AMEC International. The results of this estimate are summarized in the technical report by Tolman and Perkins, 2010. This resource estimate was used in the determination of resources and reserves for this study.

Subsequent to this, drilling and exploration work resumed at the Caspiche project in October 2010. Activities included completion of greater than 10 000 m of diamond drilling. Approximately two-thirds of this program was dedicated to infill drilling at the Caspiche Porphyry designed to convert high-grade mineralization in the “inferred” category to “indicated” or better. Approximately 15% of this program was dedicated to metallurgical drilling at the Caspiche Porphyry for future testwork and the remainder was dedicated to “regional” drilling exploring for additional porphyry mineralization in the immediate vicinity of the Caspiche Epithermals and the Sideral prospect. All results from this drilling program

were unavailable for inclusion for this PFS study on the oxide portion of the Caspiche Porphyry and have not been considered in the quoted intercepts and drilling statistics which follow.

Additional work completed during the 2010-2011 campaign includes extension of the Dipole Dipole Induced Polarisation (DDIP) and Controlled Source Audio-Magnetotelluric Tensor (CSAMT) geophysical surveys to the east to cover the Sideral prospect. Geological, surficial and stratigraphic mapping to refine geological models, and recovery and size testing of a bulk sample of Caspiche oxide ore from three distinct pits where this material outcrops on the eastern edge of the oxide orebody.

A summary of the exploration work completed by Exeter is provided in Table 12-1.

Table 12-1
Summary of Exeter Exploration Programs on the Caspiche Property

Year	Work Performed
2005	Compiled historic data into a digital Geographic Information System (GIS).
2006	Purchased ASTER mineral model maps and QuickBird high-resolution satellite imagery.
2006	Reprocessed airborne magnetometer survey data using consultants D. Burt of Mendoza, Argentina and J. Scarbrough of Zonge Chile Limitada.
2006	Reprocessed the Newcrest IP line data using consultant S. Collins of Arctan Consultancy, Sydney, Australia.
2006	Mapped the entire property and collected 112 rock-chip samples to check assays reported from previous workers and for PIMA work.
2006	Conducted a Controlled Source Audio-Frequency Magneto-Tellurics (CSAMT) survey with line orientation perpendicular to the prominent west-northwest structure. A total of 29.7 line-km were surveyed by Quantec Chile Limitada.
2006	John Keiley, independent consultant (former Chief Geophysicist of Barrick), reviewed the CSAMT and very low frequency ("VLF") programs.
2007	Contracted Zonge Chile Limitada to conduct a Pole-Dipole IP survey on 200 m-spaced lines over the Caspiche Porphyry target and surrounding area.
2007	Contracted Zonge Chile Limitada to conduct a natural source magneto-telluric survey over a large portion of the Caspiche property on 200 m-spaced lines.
2007	Drilled a total of 3,547.7 m in 14 drill holes on the property between January and the end of March, 2007. Hidden resistive bodies were targeted using geological mapping and geophysical interpretation.
2007-2008	Drilled a total of 5,494.87 m in 12 drill holes on the property during the 2007-2008 season.
2008-2009	Drilled a total of 16,453.30 m in 22 drill holes on the property during the 2008-2009 drill campaign.
2009	Contracted Dick Sillitoe to review and revise geologic interpretations during site visits in February and May 2009.
2009	Conducted PIMA analysis of 1 in 20 core samples from the 2007-2008 Exeter drill campaign.
2009	Conducted soil gas geochemical orientation program over Caspiche Porphyry to guide exploration elsewhere on the property.
2009	Submitted 11 core samples for density determination at VIGALAB in Copiapó.
2009	Contracted Zonge Chile Limitada to determine depth to several property targets.
2009	Colorado State University Re-Os dating of Early Diorite Porphyry.

Year	Work Performed
2009	Conducted metallurgical test work of oxide and sulphide composite samples.
2009-2010	Drilled a total of 29,520.7 m in 43 drill holes on the property.
2010	Zonge Chile Limitada IP Survey between the Caspiche Porphyry and Caspiche Epithermal areas.
2010	AMEC International provides an updated resource estimate for the Caspiche project based on all drilling available within the area of the Caspiche porphyry
2010-2011	Drilling resumes at Caspiche, with a focus on infill drilling at Caspiche Porphyry and regional drilling at Caspiche Epithermals and Sideral. NB Results not available for this study.
2010-2011	Additional DDIP and CSAMT geophysics completed by Zonge Chile Limitada extending existing work east over the Sideral prospect.
2010-2011	Mapping and trenching by Exeter geologists further refined surface and bedrock geological knowledge assisting in construction of local geological models and regional stratigraphic columns
2011	Recovery and size testing of a bulk sample of Caspiche oxide ore from three distinct pits where this material outcrops on the eastern edge of the oxide ore body.

12.2 Newcrest (1996 – 1998)

A summary of the exploration work completed by Newcrest is provided in Table 12-2.

Table 12-2
Summary of Newcrest Exploration Programs on the Caspiche Property

Year	Work Performed
1996-1997	Geological mapping of Caspiche property area
1996-1997	Contracted Quantec Chile Limitada to conduct a 19.4 line-km IP/Resistivity survey over portions of the Caspiche property.
1996-1997	Conducted 275 line-km helicopter aeromagnetic survey
1996-1998	Collected 382 rock-chip and 171 soil samples
1997	Completed a total of 2,908 m of RC drilling in 12 holes in the Caspiche Porphyry area, and 390 m of RC drilling in 2 holes in the Caspiche Epithermals area
1997-1998	Conducted soil orientation survey, including Mobile Metal Ion (MMI) and Enzyme Leach analysis.
1997-1998	Conducted advanced geologic investigations, including oxygen isotope, fluid inclusion studies, thin-section petrography, and K/Ar geochronology.
1998	Completed a total of 532 m of RC drilling in 2 holes in the Caspiche Porphyry area, and 3,591 m of RC drilling in 20 holes in the Caspiche Epithermals area

12.3 Anglo (1986 – 1990)

A summary of the exploration work completed by Anglo is provided in Table 12-3.

Table 12-3
Summary of Anglo Exploration Programs on the Caspiche Property

Year	Work Performed
1986-1988	Collected 842 rock-chip samples on the Caspiche property
1986-1988	Collected 431 soil samples at Caspiche Porphyry
1988	Completed a total of 568 m of rotary drilling in 12 holes in the Caspiche Porphyry area
1990	Completed a total of 950 m of RC drilling in 6 holes in the Caspiche Porphyry area

13 Drilling

A total of 64 134.44 m of drilling in 144 drill holes have been completed on the Caspiche property by Exeter, Newcrest, and Anglo from 1988 to 2010. Drilling concentrated in two main areas of the Caspiche property: Caspiche Porphyry and Caspiche Epithermals. Of the drill total, 107 holes totalling 56 251.84 m have been drilled at the Caspiche Porphyry prospect and surrounds, and 37 holes totalling 7882.60 m have been drilled at the Caspiche Epithermals prospect.

Operators have employed air-rotary, RC, and diamond drilling methods on the property. Drilling at Caspiche Porphyry has been predominantly by diamond drilling methods, whereas drilling at Caspiche Epithermals has been predominantly by RC drilling methods.

13.1 Caspiche Porphyry

A total of 55 659 m of drilling in 101 drill holes have been completed at Caspiche Porphyry (both oxide and sulphide sections). A summary of the drilling campaigns carried out at Caspiche Porphyry is shown in Table 13-1.

Table 13-1
Summary of Drilling Campaigns at Caspiche Porphyry

Campaign	Timeframe	Rotary Drill Holes	Rotary Drill Total (m)	RC Drill Holes	RC Drill Total (m)	Core Drill Holes	Core Drill Total[1] (m)
Anglo	1988-1990	12	568	6	950		
Newcrest	1997-1998			15	3 440		
Exeter	2006-2010			10	1 919	57	48 782
TOTAL		**12**	**568**	**31**	**6 309**	**57**	**48 782**

Figure 13.1 shows the spatial distribution of the drill holes from the different drill campaigns. Newcrest's drill hole CDH-11 is located off Figure 13.1 about 1 km to the southwest.

Anglo focused its drilling at Caspiche Porphyry on testing areas of surface high-sulphidation epithermal gold mineralization. In 1988, Anglo drilled a series of shallow, 50-m rotary drill holes around the prominent silica-altered hill on the north side of the Property.

In 1990, Anglo drilled six RC holes with total depths between 150 m and 200 m to test the high-sulphidation epithermal system at depth (Figure 13.1). Drill holes were mostly inclined (between -60° and -70°) and oriented to the northeast and southwest. Anglo intersected several zones of significant oxide mineralization, including 32-m grading 1.10-g/t gold and 4.3-g/t silver in drill hole SHC-4, and 48-m grading 1.03-g/t gold and 6.1-g/t silver in drill hole SHC-5.

[1] RC precollar drill lengths are included in the core drilling totals. Drill totals for Exeter campaigns are current as of the effective date of the Technical Report.

Figure 13.1 - Drill Hole Location Map for the Caspiche Porphyry Prospect Area (Source: Exeter)


LEGEND
500 meters

Anglo focused its drilling at Caspiche Porphyry on testing areas of surface high-sulphidation epithermal gold mineralization. In 1988, Anglo drilled a series of shallow, 50-m rotary drill holes around the prominent silica-altered hill on the north side of the property. In 1990, Anglo drilled six RC holes with total depths between 150 m and 200 m to test the high-sulphidation epithermal system at depth (Figure 13.1). Drill holes were mostly inclined (between -60° and -70°) and oriented to the northeast and southwest. Anglo intersected several zones of significant oxide mineralization, including 32-m grading 1.10-g/t gold and 4.3-g/t silver in drill hole SHC-4, and 48-m grading 1.03-g/t gold and 6.1-g/t silver in drill hole SHC-5.

Confirmation twin drilling of Anglo drilling (two drill holes for 334.40 m) by Exeter in 2009-2010 revealed a slight high-bias, on average, in the Anglo gold assays; however, the thickness of the intercepts are approximately equal. Anglo copper assays are, on average, unbiased when compared to Exeter confirmation drilling intercepts. AMEC reviewed the results from the twinned holes and concluded that the Exeter drilling confirms the gold and copper grades and thickness of the Anglo near-surface drill intercepts, and the Anglo assay data are acceptable for use in mineral resource estimation at the current level of study (Wakefield and Marinho, 2010).

Newcrest followed-up Anglo's success at the prominent silica-altered hill with 12 drill holes in the 1996-1997 exploration season and two drill holes in the 1997-1998 season (Figure 13.1). Newcrest drill holes were mostly inclined (between -60° and -80°) and oriented to the northeast and south. Drill hole depth ranged between 80 m and 332 m and averaged 230 m (Figure 13.1). In addition to confirming the presence of near-surface, oxide, gold mineralization, Newcrest intersected several zones of sulphide, porphyry-style, gold-copper mineralization, including 120-m grading 0.51-g/t gold and 0.27% Cu in drill hole CDH-2b, and 154-m grading 0.63-g/t gold and 0.24% copper in drill hole CDH-3.

Exeter twinned confirmation drilling of Newcrest drilling tested two drill holes in 2009-2010. This drilling plus two twinned confirmation drill holes drilled during previous Exeter campaigns, show that no significant bias exists, on average, in the Newcrest gold assays, and that the thickness of the intercepts are approximately equal. Newcrest copper and silver assays are, on average, unbiased when compared to Exeter confirmation drilling intercepts. AMEC reviewed the results from the twinned holes and concluded that the Exeter drilling confirms the gold, copper, and silver grades and thickness of the Newcrest drill intercepts, and that these data are acceptable for unrestricted use in mineral resource estimation (Wakefield and Marinho, 2010).

Exeter first drilled in the Caspiche Porphyry area with the last RC drill hole of the 2006-2007 season, CSR-13. Exeter drilling during the 2007-2008 season was aimed at following up the previous season's intercept and drilling during the 2008-2009 season was designed to define the limits of the mineralized system. Exeter drilling during the 2009-2010 season was designed to raise the confidence of the existing mineral resource through infill drilling; continue to test the limits of mineralization, particularly to the south and west; and confirm the grade and thickness of near-surface legacy drill campaigns through twin drilling. Four RC drill holes were completed on the property outside the Caspiche Porphyry and Caspiche Epithermals areas in an effort to identify vectors towards additional buried intrusive centres.

Exeter drill holes are mostly inclined (between -60° and -80°) and oriented predominantly to the northeast and southwest. Drill hole CSR-013 intersected 134 m of sulphide mineralization grading 0.90-g/t gold and 0.20% copper from 210-m to 344-m depth, using a 0.50-g/t gold cut-off. Significant intercepts returned from the 2007-2008 and 2008-2009 drill

campaigns include drill hole CSD-016, which intersected 92 m of oxide mineralization grading 0.41-g/t gold, and 792.45 m of sulphide mineralization grading 0.96-g/t gold and 0.40% copper, drill hole CSD-028, which intersected 862.1 m of sulphide mineralization grading 0.54-g/t gold and 0.29% copper, and drill hole CSD-032, which intersected 1214.0 m of sulphide mineralization grading 0.90-g/t gold and 0.33% copper. Significant intercepts returned from the 2009-2010 drill campaign include drill hole CSD-043, which intersected 90 m of oxide mineralization grading 0.38-g/t gold, and 954 m of sulphide mineralization grading 0.65-g/t gold and 0.27% copper, and drill hole CSD-048, which intersected 94 m of oxide mineralization grading 0.49-g/t gold, and 830 m of sulphide mineralization grading 0.60-g/t gold and 0.24% copper.

13.2 Caspiche Epithermals

A total of 7882.60 m of RC and diamond drilling in 37 drill holes have been completed at Caspiche Epithermals. Drill results from mineralization at Caspiche Epithermals are not included in the Caspiche mineral resource estimate in this report.

13.3 Exploration Drilling

Exeter has completed four RC exploration drill holes during the 2009-2010 drill programs as of the effective date of the report. These four holes were drilled to the northeast of the Caspiche Porphyry area and on the Vega de Caspiche 1/9 concession to the northwest of Caspiche Porphyry, and were aimed at discovering subtle geochemical and / or alteration vectors towards additional mineralized porphyry centres. Figure 13.2 shows the location of the exploration drill holes. No significant gold or copper mineralization was encountered in this drilling.

13.4 Driling Procedures and Conditions

13.4.1 Exeter

Exeter employs industry-standard RC and diamond drilling procedures. During the 2007-2008 Exeter drill campaign, diamond drilling was performed by Major Drilling Chile (Major) from La Serena, Chile. The drilling was supervised by experienced drilling supervisors, and used skid-mounted diamond rigs: a Major 50 and a Boyles 20. All core drilling employed triple tube, HQ3 (6.11 cm) diameter tools, reducing to NQ3 (4.50 cm) diameter when the rig reached the depth capacity of the HQ3 equipment. The majority of core holes were drilled using the Ballmark orientation equipment to provide accurate core orientations. RC drilling was performed by Soletanche Bachy Chile (Bachy) from Santiago, Chile, using an Ingersoll Rand TH75 E drill rig with an additional compressor and 5.125-in. tricone bits.

During the 2008-2009 drill campaign, diamond drilling was performed by Major using a Major 50 diamond drill rig and UDR1000 and UDR200 RC rigs. Diamond drilling was performed using HQ (6.35 cm) and NQ (4.76 cm) diameter tools. Drilling during the 2009-2010 drill campaign continued with Major and Boart Longyear drill rigs using HQ (6.35 cm) and NQ (4.76 cm) diameter tools. The metallurgical drill holes used PQ (8.50 cm) and HQ (6.35 cm) diameter tools to provide larger diameter core for metallurgical testwork.

Figure 13.2 - Regional Drill Hole Location Map Showing Location of Exploration Drill Holes (CR-001 to CR-004) (Source: Exeter)


N
CR002
CR003A
CR001
CR004
LEGEND
Exeter drill campaign
Newcrest drill campaign
AngloGold drill campaign
Property boundary
0
kilometers
2

13.4.2 Newcrest

Newcrest RC drilling was performed by Bachy S.A. in 1997, and Ausdrill Chile Ltda. in 1998. Both drill programs used 5.5-in.-dia down-the-hole hammer bits. Information available to Exeter regarding the drilling procedures employed by Newcrest is incomplete. AMEC considers it reasonable to believe that Newcrest used industry-standard RC drilling procedures during its drill campaigns at Caspiche.

Confirmation drilling by Exeter has confirmed the accuracy of the Newcrest mineralized intercepts, allowing them to be used in mineral resource estimation.

13.5 Logging

Exeter exploration staff log drill core at Exeter's facility in Copiapó. Logging includes: lithology, pervasive and vein selvage alteration, veining description, classification and frequency measurements, oxidation and sulphide content. Detailed geotechnical logging is also performed and includes logging of core recovery, rock quality designation (RQD), fracture frequency, and rock mass rating (RMR) data. Point load testing is also carried out and calibrated against uniaxial compressive strength (UCS) measurements from external laboratories. The data are captured in palm-top computers using direct manual entry into Microsoft Excel spreadsheets.

RC drill cuttings are logged at the drill site in 1-m intervals. The paper logging sheet includes similar fields to those used for core logging, but also includes a column for sample moisture content. A spoonful of the washed chips is placed in the chip tray as a record of the logged interval.

Geological logs from Anglo drill holes are not available to Exeter.

13.6 Surveys

Exeter drill-collar locations are first estimated by Exeter personnel using a hand-held GPS, together with the distance from the nearest surveyed drill hole. Collar locations are then surveyed with a Leica TC 600 Total Station instrument by Mr. Luis Jorquera Galaz from Copiapó, Chile, a professional surveyor. Mr. Galaz has surveyed all drill hole collars on the property. The ongoing drill holes have been surveyed by hand-held GPS by Exeter personnel and will be surveyed by Total Station during the 2010-2011 drill campaign by Mr. Galaz.

Downhole surveys for diamond drill holes are conducted by the drill contractor every 50-m down-hole using a Reflex EZ Shot digital down-hole camera. RC drill holes are surveyed down-hole within the drill steel by Exeter to determine the dip deviation. Azimuth data from the RC surveys are discarded.

In the author's opinion, the accuracy of the collar and down-hole surveys is adequate to support mineral resource estimation procedures. AMEC also reviewed down hole surveys for all drilling used in the resource estimate and reached the same conclusion.

13.7 Drilling Results

The Caspiche property has been drilled semi-consistently, in terms of drill spacing and depth. Drilling for the last two campaigns has been completed on a grid with an approximate drill collar spacing in the Caspiche Porphyry area based on a 200-m by 200-m staggered grid (with a central drill hole) meaning at any point in the grid a collar should be located within 100 m. In practice, hole spacing is approximately 100 m between drill lines with closed fences of holes approximately 200 m apart. Dip and azimuth can vary between

different sections. The average depth of drilling at Caspiche Porphyry is 413-m below surface. This average includes early Anglo drilling that averaged 84 m in total depth, and Newcrest drilling that averaged 229 m in total depth. Average depth of drilling by Exeter at Caspiche Porphyry is 757 m, and the deepest hole on the Property is 1497.1 m.

Lists of significant intercepts for the Caspiche Porphyry areas are provided in Table 13-2. Intercepts are cut at the oxide / sulphide contact and reported separately to show the relative thickness and mineralisation within these two distinct zones.

Table 13-2
Significant Intercepts for the Caspiche Porphyry Prospect Area

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
SHC-1	2	50	48	0.05	
SHC-2	2	50	48	0.27	
SHC-3	2	50	48	0.13	
SHC-4	2	32	30	1.1	
SHC-5	2	50	48	1.03	
SHC-6	2	50	48	0.32	
SHC-7	2	50	48	0.48	
SHC-8	2	50	48	0.29	
SHC-9	2	50	48	0.09	
SHC-10	2	50	48	0.73	
SHC-11	2	50	48	0.28	
SHC-12	2	46	44	0.32	
SPC-01	26	36	10	0.7	
SPC-02	132	142	10	1.09	
SPC-04	12	26	14	0.56	
SPC-05	68	102	34	0.63	
SPC-06	52	62	8	1.2	
CDH-2b	64	134	70	0.4	0.02
CDH-2b	134	154	20	0.93	0.58
CDH-2b	154	274	120	0.51	0.27
CDH-2b	234	270	36	0.74	0.25
CDH-3	28	104	76	0.47	0.01
CDH-3	104	172	68	0.41	0.18

Table 13-2
Significant Intercepts for the Caspiche Porphyry Prospect Area

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
(cont)					
CDH-3	172	326	154	0.63	0.24
CDH-3	232	326	94	0.73	0.23
CDH-5	0	56	56	1.03	0.02
CDH-5	56	126	70	0.52	0.01
CDH-5	126	200	74	0.5	0.22
CDH-12	40	50	10	0.54	<0.01
CDH-12	50	64	14	0.38	<0.01
CDH-12	98	144	46	0.55	0.22
CSR-13	40	344	304	0.9	0.1
CSD-14	0	148	148	0.57	0.02
CSD-14	148	740.67	592.67	0.44	0.25
CSD-15	57.95	114	56.05	0.35	0.02
CSD-15	114	1,001.35	887.35	0.62	0.27
CSD-16	73	165	92	0.41	0.01
CSD-16	165	957.45	792.45	0.96	0.4
CSR-19	32	154	122	0.3	<.01
CSR-19	154	240	86	0.2	0.08
CSR-20	6	126	120	1.16	0.01
CSR-20	126	250	124	0.45	0.08
CSR-21	10	152	142	0.31	0.01
CSR-22	22	150	128	0.86	0.01
CSR-22	150	231	81	0.57	0.16
CSD-23	0	102	102	0.65	0.01
CSD-23	102	1,160	1,058	0.7	0.35
CSD-24	0	209	209	0.29	0.02
CSD-24	209	766.25	557.25	0.36	0.15
CSD-25	44	212	168	0.64	0.01
CSD-25	212	432	220	1.03	0.34

Table 13-2
Significant Intercepts for the Caspiche Porphyry Prospect Area

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
(cont)					
CSD-25	778	977	199	0.5	0.19
CSD-26	68	135	67	0.19	0.01
CSD-26	135	208.95	73.95	0.32	0.13
CSD-27	0	150	150	1.09	0.01
CSD-27	150	714	554	0.4	0.15
CSD-28	208	1,070.10	862.1	0.54	0.29
CSD-29	66	138	72	0.52	0.01
CSD-29	138	719.1	581.1	0.5	0.19
CSD-30	94	138	44	0.17	0.01
CSD-30	138	954.55	816.55	0.67	0.22
CSD-31	44	166	122	0.22	0.02
CSD-31	166	628.1	462.1	0.35	0.15
CSD-32	95	1,309	1,214	0.9	0.33
CSD-33	34	164	130	0.47	0.01
CSD-33	164	950	786	0.33	0.13
CSD-34	120	605	485	0.25	0.07
CSD-35	0	120	120	0.69	0.02
CSD-35	120	1,025.70	905.7	0.87	0.26
CSD-36a	161	944	783	0.65	0.21
CSD-37	434	1142	708	0.5	0.22
CSD-38	15	220	205	0.16	0.02
CSD-38	220	560.4	340.4	0.11	0.03
CSD-39a	66	126	60	0.22	0.01
CSD-39a	126	1,002	876	0.75	0.29
CSD-41a	572	1304	734	0.26	0.18
CSD-42	400	457.5	57.5	0.45	0.04
CSD-43	40	130	90	0.38	0.02
CSD-43	130	1084	954	0.65	0.27

Table 13-2
Significant Intercepts for the Caspiche Porphyry Prospect Area

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
(cont)					
CSD-44	244	544	300	0.5	0.08
CSD-45	0	146	146	0.46	0.01
CSD-45	146	170	24	0.44	0.42
CSD-46	58	128	70	0.38	0.01
CSD-46	128	171.7	43.7	0.91	0.32
CSD-47	252	965	713	0.51	0.15
CSD-48	60	154	94	0.49	0.01
CSD-48	154	984	830	0.6	0.24
CSD-49	0	126	126	0.6	0.01
CSD-49	126	150.7	24.7	0.33	0.07
CSD-50	0	28	28	0.46	0.01
CSD051	30	154	148	0.73	0.01
CSD051	178	734	556	0.45	0.13
CSD-52	0	60	60	0.46	0.01
CSD-52	60	122.5	62.5	0.42	0.1
CSD-54	24	126	102	0.63	0.01
CSD-54	126	178	52	0.76	0.23
CSD-56	134	368	234	0.3	0.08
CSD-56	508	676	168	0.25	0.12
CSD-57	0	120	120	0.56	0.01
CSD-57	120	172.7	52.7	0.35	0.12
CSD058	56	118	62	0.26	0.01
CSD058	118	1170	1052	0.5	0.31
CSD059	84	116	32	0.88	0.01
CSD059	116	540	424	0.42	0.1
CSD060	59	129	70	0.44	0.01
CSD061	102	134	32	0.19	0.01
CSD061	134	984	850	0.76	0.17

Table 13-2
Significant Intercepts for the Caspiche Porphyry Prospect Area

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
(cont)					
CSD060	129	709	580	0.47	0.2
CSD062	134	984	850	0.76	0.17
CSD063	404	1272	868	0.6	0.33
CSD064	0	154	154	0.74	0.01
CSD064	154	904	750	0.35	0.13
CSD065	220	594	374	0.4	0.03
CSD066	310	1181	871	0.36	0.2
CSD067	81	131	50	0.47	0.01
CSD067	131	807	676	0.55	0.11
CSD068	1020	1272	252	0.13	0.18
CSD069	160	700	540	0.84	0.32
CSD070	578	1225	647	0.31	0.17
CSD071	211	685	474	0.45	0.22
CSD072	27.4	68	40.6	0.92	0.01
CSD072	260	432	172	0.64	0.18
CSD073	21	54	33	0.21	0.01
CSD073	86	741	655	0.24	0.07

13.8 True Thickness of Mineralization

Mineralized zones at Caspiche are irregular in shape and orientation, and true thickness is variable. Geological modeling and mineral resource estimation procedures take into account the intercept angles of drilling versus the geometry of mineralization.

13.9 Orientation of Mineralization

Mineralization at Caspiche Porphyry generally trends northwest-southeast and is most continuous vertically. Mineralization at Caspiche Epithermals generally trends east-west. Mineralization at the MacNeill zone adjacent to the Caspiche Porphyry is controlled by the flared edge of the late diatreme breccias and is strongest directly under this control at angles of 30 degrees or less where fluids are interpreted to have ponded and been trapped when they were unable rise due to the impermeable cap rock.

14 Sampling Method and Approach

The following description of the sampling methodology was modified from Van Kerkvoort et al. (2008). Surface sampling and drill sampling methodology through the 2007-2008 field season was described in detail in Van Kerkvoort et al. (2008) and is summarized only in this report.

14.1 Surface Sampling

No description of the sampling protocols for Anglo and Newcrest surface sampling are available to Exeter. Anglo conducted an extensive rock-chip sampling campaign along road cuts and at bedrock exposures throughout the property area and collected soil samples on a grid in the Caspiche Porphyry area. Newcrest also collected rock-chip and soil samples during its tenure with the Caspiche property.

Exeter collected rock-chip samples during the 2005-2006 field season to confirm previously reported values and to gain a better understanding of the geological and mineralization environment. Outcrop, channel, and character samples were collected as part of this program. A soil orientation program was conducted by Exeter during the 2008-2009 field season.

The results from these surface sampling programs are not used in the mineral resource estimate.

14.2 Drill Sampling

14.2.1 Exeter

Reverse Circulation Sampling

Reverse Circulation (RC) sampling by Exeter has been consistently applied throughout the Exeter drill campaigns. Exeter has documented their RC sampling procedure in a document, written in Spanish, which is used to train drill sampling staff.

RC drill cuttings are sampled using a tricone or hammer bit via a cyclone at 1-m intervals. Sample material is collected at the drill rig in a large plastic bag, weighed, labelled and then transported to the Caspiche camp, located about 8 km from Caspiche Porphyry. At Caspiche camp, the entire sample is manually split to one-eighth and seven-eighth fractions using a single pass through a triple stage riffle splitter. The one-eighth split is then weighed and set aside for compositing, while the seven-eighth reject sample is bagged. The one-eighth splits from each consecutive 1-m samples are combined to form the 2-m field composite for assaying.

The drill-bit diameter is recorded for each drill hole, which together with the sample weight, assists in the calculation of RC sample recovery. Average recovery from the 2007-2008 RC drilling campaign was 84.3%. RC drilling during the 2008-2009 and 2009-2010 drill campaigns has been limited to core precollar drilling through post-mineral cover rocks and unmineralized bedrock.

Diamond Drilling Sampling

Core sampling by Exeter has also been consistently applied throughout the Exeter drill campaigns. Exeter has documented their diamond-drill sampling procedure in a document, written in Spanish, which is used to train drill sampling staff.

Diamond drilling by Exeter at Caspiche has employed HQ (6.35 cm), HQ3 (6.11 cm), NQ (4.76 cm), and NQ3 (4.50 cm) diameter core tools. PQ (8.50 cm) diameter core was employed during the confirmation / metallurgical drill program of the 2009-2010 drill campaign.

HQ3 and NQ3 triple-tube core tools are used with oriented core. The triple-tube splits are removed from the core barrel and rolled into a spare split, where Exeter's trained field technicians fit the core together, measure the length of the recovered sample and continue the oriented line. The angle between the pin and ball mark is transferred to the core from the ring using specifically-designed protractors and marked as a red pencil line. The oriented core is then placed in a wooden core tray, where the end of the run is marked with a core block marked with hole depth. There is always a trained field technician at the rig to perform the core orientation and to record the preliminary core run recovery.

Exeter personnel transport the drill core from the drill site to Copiapó. To maintain the integrity of the core, the boxes are packed and fastened with belts in the back of the trucks.

Following logging and photographing, core is sawn in half in uniform 2-m intervals using a diamond saw. One half of the core interval is bagged for assay, and the other half is sealed with polyurethane varnish to prevent the oxidation of the sample and stored for future reference. Core samples for assay are placed in marked plastic bags, sealed and transported to the assay laboratory by Exeter personnel.

PQ diameter core from the confirmation / metallurgical drill program in 2009-2010 was split differently than the core from the routine drilling programs. To preserve as much of the core as possible for metallurgical testing, the core was divided so that the portion retained for assaying was approximately one-quarter NQ core. In practice, a 1.7-cm split of the 8.5-cm core was used for assaying, and the remainder was retained in the core box for use in later metallurgical testwork.

Average core recovery for the 2007-2008, 2008-2009, and 2009-2010 drill programs was 98%.

14.2.2 Newcrest

All Newcrest drilling at Caspiche was completed using RC drilling methods. All samples were collected in 2-m intervals. Exeter obtained Newcrest project reports in 2009 that discuss drill procedures and sample recovery for the 1996-1997 Newcrest drilling campaign. Newcrest reports that reasonable sampling procedures and good sample recoveries were obtained from the drill contractor. Newcrest used industry-standard practices regarding drill-sampling procedures.

14.2.3 Anglo

Anglo drilling was conducted using air-rotary and RC methods. All samples were collected in 2-m intervals. Details of drilling practices employed by Anglo are not available to Exeter. It is reasonable to assume that Anglo used industry-standard practices regarding drill-sampling procedures. Air-rotary drilling is typically only used for reconnaissance exploration drilling, because the sampling method is susceptible to down-hole contamination from mineralized intercepts.

15 Sample Preparation, Analyses and Security

15.1 Surface Samples

Newcrest rock samples were analyzed by ALS Geolab in Copiapó, Chile. Gold was assayed using standard 50-g fire assay with an atomic absorption finish, and other elements were determined by acid digestion and inductively coupled plasma (ICP) finish. The Exeter rock samples were analyzed at ALS Chemex in La Serena, Chile for gold by standard fire assay of a 50-g subsample and atomic absorption finish, and additional elements by ICP. ALS Chemex is an independent ISO 9001:2000 registered assay laboratory. External quality control samples were not inserted consistently in surface sample batches. Surface samples are not included in the Caspiche mineral resource database and were not used for mineral resource estimation purposes.

15.2 Drill Samples

15.2.1 Exeter

2006–2007 Drill Campaign

All samples from the 2006-2007 Exeter drill campaign were assayed by ACME Laboratories (ACME) in Santiago, Chile. ACME is an independent ISO 9001:2000 registered assay laboratory. Samples were transported from the project site to Santiago using Estafeta, a contract transport group, and no sample loss was recorded. At ACME, samples were prepared by crushing 1 kg to 70% passing 2 mm (10 mesh ASTM-E11), splitting 250 g and pulverizing it to 95% passing 0.106 mm (150 mesh Tyler) (ACME code R150). Gold was determined by fire assay on a 50-g charge and atomic absorption finish (ACME code AuG6). Silver was determined by aqua regia digestion and atomic absorption finish (ACME code ICP-1D). Assays returning greater than 300-ppm silver were re-assayed by fire assay and gravimetric finish. Check assays of select intervals were completed at ALS Chemex in La Serena, Chile.

External standard reference materials (SRMs), coarse blanks, pulp duplicates, and check assays were used to control assay quality. A total of 160 quality control samples were inserted into the total sample stream of 1,784 samples submitted to ACME, for an insertion rate of 8.3%.

Exeter used four SRMs from Geostats Pty. Ltd. (Geostats), of Perth, Australia, to control assay accuracy. The recommended values for these SRMs range between 0.82-g/t and 2.14-g/t gold and acceptably match the expected range of gold concentrations at Caspiche. SRM results for the 2006-2007 drill campaign were reviewed and found that the assay accuracy for ACME gold assays is acceptable (consistent with the conclusions of AMEC in the previous NI 43-101 report from Wakefield and Marinho, 2010). The SRMs were not certified for copper and thus the copper values were not monitored for assay accuracy.

Of 80 blanks assayed during the campaign, only 3 returned values greater than 0.03-g/t gold (six times the lower detection limit for gold), and the maximum value was 0.07-g/t gold.

A total of 53 samples were assayed in duplicate by ACME. Pulp duplicate sample results have been reviewed and the ACME assay precision for gold is acceptable (consistent with the conclusions of AMEC in the previous NI 43-101 report from Wakefield and Marinho, 2010). Ninety percent of the pulp duplicate pairs have absolute relative differences less than 30%.

A total of 54 samples were assayed at ACME and ALS Chemex. No significant bias exists between the ACME and ALS Chemex results for gold.

The ACME gold assays from the 2006-2007 drill campaign are adequately accurate and precise and are acceptable for purposes of mineral resource estimation (consistent with the conclusions of AMEC in the previous NI 43-101 report from Wakefield and Marinho, 2010).

2007-2008 Drill Campaign

All samples from the 2007-2008 drilling program were prepared and assayed by ALS Chemex in La Serena, Chile. RC samples were prepared as shown in Table 15-1.

Table 15-1
RC Sample Preparation Procedure for 2007-2008 Exeter Drill Samples

Step	Procedure
1	Sample receipt and verification
2	Dry entire sample at 110°C
3	Jaw-crush entire sample to 70% passing 10 mesh
4	Homogenize and riffle split 250 g of -10 mesh material
5	Pulverize 250 g subsample to 85% passing 200 mesh

The core sample preparation procedure was refined several times during the program to provide coarse material for metallurgical samples. The first 676 m of core hole CSD-014 were prepared and assayed as were RC samples. However, the procedure was changed for the last 65 m of CSD-014 from 676 to 740.67 (total depth), and for holes CSD-015, and CSD-016, to that shown in Table 15-2.

Table 15-2
Refined DD Sample Preparation Procedure for Exeter Drill Samples

Step	Procedure
1	Sample receipt and verification
2	Dry entire sample at 110°C
3	Jaw-crush entire sample to 70% passing 6 mm
4	Homogenize and riffle split 1 kg of -6 mm material
5	Pulverize 1 kg subsample to 85% passing 200 mesh
6	Riffle split 250 g subsample of -200 mesh material for analysis

The sample preparation procedure was refined again for drill holes CSD-018 through CSD-026 as shown in Table 15-3.

Table 15-3
Further Refined DD Sample Preparation Procedure for Exeter Drill Samples

Step	Procedure
1	Sample receipt and verification
2	Dry entire sample at 110°C
3	Jaw-crush entire sample to 70% passing 9.5 mm
4	Homogenize and riffle split 1 kg of -9.5 mm material
5	Pulverize 1 kg subsample to 85% passing 200 mesh
6	Riffle split 250 g subsample of -200 mesh material for analysis

All RC and core samples were assayed for gold by fire assay of a 50-g subsample and an atomic absorption finish (ALS Chemex code Au-AA24). Samples reporting greater than 1-g/t gold were reassayed to provide a check on the original assay. Copper and silver were assayed by four acid (total) digestion and atomic absorption finish (ALS Chemex codes Cu-AA62 and Ag-AA62). Fifty-one additional elements (including copper and molybdenum) were determined on all samples using aqua-regia digestion and ICP-MS (ALS Chemex code ME-MS41).

SRMs, coarse blanks, and duplicates were used to control assay quality. SRMs, blanks, and coarse duplicates were inserted at a rate of 1 in 20 for core samples, and 1 in 30 for RC samples.

Exeter used SRMs from Geostats to control assay accuracy. The recommended values for these SRMs range between 0.6-g/t and 0.8-g/t gold and acceptably match the expected range of gold concentrations at Caspiche. SRM results from the 2007-2008 drill campaign show accuracy for gold to be acceptable. Of 65 SRMs assayed, 86% were within acceptable limits, and there was no significant bias in the results.

A review of pulp duplicate assays found that ALS Chemex precision for gold is acceptable. Of 40 pairs of pulp duplicates assayed, greater than 97.5% were within 10% absolute relative difference.

Of 66 blanks assayed, all returned gold values less than three times the lower detection limit (0.005 g/t).

Results from the ALS Chemex gold assays from the 2007-2008 drill campaign are adequately accurate and precise and are acceptable for use in mineral resource estimation.

2008-2009 Drill Campaign

Sample preparation and assaying for the 2008-2009 drill campaign remained much the same as it was at the end of the 2007-2008 drill campaign. Sample preparation was performed as shown in Table 15-3. Assaying for gold was by fire assay of a 50-g subsample and an atomic absorption finish (ALS Chemex code Au-AA24). Copper was assayed by four acid (total) digestion and atomic absorption finish (ALS Chemex codes Cu-AA62). Fifty-one additional elements (including copper and molybdenum) were assayed on all samples using aqua-regia digestion and ICP-MS (ALS Chemex code ME-MS41). Silver was not assayed by total digestion during this campaign, but it is included in the ME-MS41

multi-element aqua-regia package. Samples reporting greater than 2-g/t gold (instead of 1 g/t in 2007-2008) were reassayed to provide a check on the original assay.

SRMs, coarse blanks, duplicates, and check assays were used to control assay quality and were inserted at a rate of 1 in 40 samples.

A review of the 115 SRM results from ALS Chemex during the 2008-2009 drill campaign found the assay accuracy for gold to be acceptable. Recommended values for the Geostats SRMs ranged between 0.24-g/t and 1.48-g/t gold and are appropriate for the range of gold values expected at Caspiche. Several SRMs returned unacceptably low values during the campaign, but the affected batches were reassayed with acceptable results and the assays replaced in the Exeter database. Copper and silver SRMs were not included in the 2008-2009 drill program, but were acquired by Exeter for use in the 2009-2010 drill program.

A total of 51 coarse reject samples from drill holes completed between November 2008 and February 2009 were submitted by Exeter to Geoanalitica in Copiapó, Chile, for check assay. Geoanalitica is an independent ISO 9001:2000 registered assay laboratory. Gold and copper results from the 51 check assay samples were reviewed and found no significant bias exists between the ALS Chemex and Geoanalitica results for gold and copper. Control samples submitted with the check assay samples showed that assay accuracy for gold and copper at Geoanalitica is acceptable.

A total of 91 pulps from sample intervals from the 2008-2009 drill campaign were submitted by Exeter to ACME for analysis of gold, copper, and silver as an extra check on the accuracy of the ALS assays. Two blanks and two gold SRMs were included with the batch and reported acceptable accuracy for gold, and no significant carry-over contamination. Copper and silver SRMs were not included with the check assay batch. The check assay results show that the ALS gold assays are biased low. This finding is in agreement with the findings from the SRM results. The results of the copper and silver checks show that the ALS copper and silver assays are acceptably accurate.

All 64 blank samples reported gold concentrations below two times the lower detection limit (0.01-g/t gold) and thus there is no evidence of significant carry-over contamination in the ALS Chemex gold assays. All blank samples reported copper values were below 0.01%, and silver values below 0.3 g/t, and thus there is no evidence of significant carry-over contamination in the ALS Chemex copper and silver assays.

A total of 68 pulp samples were resubmitted to ALS Chemex for duplicate analysis at the end of the 2008-2009 drill program. Duplicate data was reviewed and the precision for gold, copper, and silver was found to be acceptable.

The ALS Chemex gold and copper assays from the 2008-2009 drill campaign are within normal industry standards for accuracy and precision, and are acceptable for use in mineral resource estimation.

2009-2010 Drill Campaign

Drill hole samples collected during the 2009-2010 drill campaign were submitted to ACME Analytical Laboratories (Chile) S.A. in Santiago, Chile, for assay. At ACME, samples were prepared by crushing 500 g to 70% passing 2 mm (10 mesh ASTM-E11), splitting 250 g and pulverizing it to 95% passing 0.075 mm (200 mesh Tyler) (ACME code R200-500). Gold was determined by fire assay on a 30-g charge and atomic absorption finish (ACME code AuG6). Copper and silver (plus an additional 31 elements) were determined by aqua regia digestion

and an ICP finish (ACME code ICP-1D). Samples returning greater than 0.2% copper were redigested using a total, four-acid digestion and atomic absorption finish (ACME code 8TD). Samples returning greater than 300-g/t silver were reassayed by fire assay and gravimetric finish.

SRMs, coarse blanks, duplicates, and check assays are used to control assay quality and are inserted at a nominal rate of 1 in 25 samples.

Exeter submitted a total of 404 gold SRMs and 28 copper and silver SRMs (3.0% insertion rate) with the project samples to control assay accuracy. Recommended values for the Geostats gold SRMs ranged between 0.2-g/t and 2.0-g/t gold and are appropriate for the range of gold values expected at Caspiche. No significant bias was observed in the SRM results for gold. Over 96% of the gold and base metal standards returned results within two standard deviations.

Copper and silver SRMs were acquired for this campaign, but were not inserted into assay batches during the early part of the program. Beginning in February 2010, assay batches included a mixture of silver and copper SRMs, together with the gold SRMs. SRMs employed by Exeter range between 1.3-g/t and 26.8-g/t silver and 0.15% and 0.24% copper, and are appropriate for the range of silver and copper values expected at Caspiche. Gold SRMs, while not certified for silver, have historically returned reasonably precise results in an appropriate grade range (0.3 g/t to 6.0 g/t) for silver grades expected at Caspiche. Exeter has produced a number of SRMs from Caspiche project material to control accuracy in future drill campaigns.

Exeter selected 338 representative samples from mineralized intercepts from the 2009/2010 drill campaign and submitted them to ALS La Serena Laboratory (with appropriate blanks and standards) for check assay. Results showed no significant problems with precision or sample integrity.

Blanks were submitted at the start of each batch to test for cross-batch contamination and after suspect high-grade zones such as auriferous ledges or massive sulphide veins. Of 154 blanks submitted (1.1% insertion rate), over 98% of the assays for gold were less than two times the lower detection limit value for the method. Copper assays for blank samples were all below 20 ppm (0.002%), except for one value of 60 ppm (0.006%). Results show there is no significant contamination of gold, silver, or copper assays due to sample preparation at ACME.

Coarse reject material from 386 intervals from the 2009-2010 drill campaign were selected and reassayed at ACME to determine assay precision for gold, copper, and silver. Results for gold show that, 95% of the samples have RPD levels below 20%. Results for copper and silver show that 90% and 99% of duplicates have RPD levels below 20%. General industry practice considers coarse duplicates having RPD less than 20% to be acceptable.

Exeter reviews quality control results of each batch before loading the assay into the mineral resource database. Additionally, Exeter review long-range trends of control sample results and modify the QA/QC protocol as necessary. AMEC reviewed the 2009-2010 control results with Exeter prior to calculation of the updated resource estimate and concurred that Exeter's control of data quality and evaluation of the results to be effective and the data was acceptable for use in mineral resource estimation.

15.2.2 Newcrest

Drill samples were assayed for gold, silver, and copper at ALS Geolab in Copiapó, Chile. The quality control program consisted of external standards and blanks sent to ALS Geolab, and check assays sent to ACME Laboratories and SGS Laboratories in Santiago, Chile. ACME and SGS are ISO 9001 registered assay laboratories. The ACME checks reportedly produced systematically higher (bias not quantified) gold values than those from ALS Geolab (Van Kerkvoort et al., 2008). This indicates that the Newcrest gold assays may be biased low and thus may underestimate the true gold grade of the Newcrest intercepts.

15.2.3 Anglo

Specific details regarding the sample preparation and assay methodology for the Anglo drill samples are not available to Exeter. Drill samples were assayed for gold, silver, and copper at ALS Geolab in Copiapó, Chile. ALS Geolab assay certificates show the laboratory performed duplicate assays every five samples and included standards in each batch. Anglo reports did not mention any significant issues with assay quality (Van Kerkvoort et al., 2008).

16 Data Verification

Exeter conducts routine exhaustive validation of its databases, both in hard copy and electronic format. Drill collars are professionally surveyed and independent audits are encouraged. All laboratory results are checked by a qualified geologist before loading into the database and again at regular intervals for long term trends.

In order to verify the exploration data collected by Exeter and previous operators for the Caspiche property, AMEC has audited the mineral resource database, checked the location of drill holes in the field, and sampled and assayed select drill core intervals. Audits of the mineral resource database were conducted in January 2009, August 2009, January 2010 and August 2010. Drill hole location checks and check assaying of drill core intervals were conducted by AMEC during their site visit in October 2008 (refer to previous NI 43-101 reports on Caspiche Wakefield and Marinho 2009a, 2009b, and 2010).

16.1 Mineral Resource Database Audit

AMEC performed three audits of the Caspiche mineral resource database. (January 2009, August 2009 and February 2010) and found that it was adequately free of data entry errors and determined that it was acceptable for use in mineral resource estimation (Wakefield and Marinho, 2009a; Wakefield and Marinho, 2009b; Wakefield and Marinho, 2010).

At the end of the drill season, Exeter performed an internal database audit on all hard copy and electronic data and determined that no significant data entry problems existed.

In August 2010, AMEC performed an audit of Caspiche drilling data received since the effective date of the previous mineral resource estimate for the Property.

No significant errors were found in the mineral resource database in collar, survey, lithology, stratigraphic unit, alteration or oxidation in data entry from original logs.

A selection of assay records in the database were checked against the original assay certificates and no errors were found.

The Caspiche mineral resource database is adequately free of data entry errors and is acceptable for use in mineral resource estimation.

16.2 Data Quality

Exeter routinely uses a professional surveyor to determine the exact position of drill hole locations. These are always within error for GPS control using the Instituto Geográfico Militar transform from the PSAD56 datum.

Drill hole location was verified during a site visit to the property by AMEC who collected handheld GPS location readings at several drill hole locations in the Caspiche Porphyry area to verify the accuracy of the drill hole coordinates in the mineral resource database (Table 16-1).

Table 16-1
AMEC Drill Hole Collar Checks

Drill Hole	Exeter Easting (m)	Exeter Northing (m)	AMEC Easting (m)	AMEC Northing (m)	Difference Easting (m)	Difference Northing (m)
CSD015	470 623.85	6 937 351.40	470 648	6 937 300	24.15	-51.4
CSD016	470 815,60	6 937 220.14	470 832	6 937 187	16.4	-33.14
CSD024	470 948.00	6 937 602.00	470 974	6 937 564	26	-38
CSR023	470 794.80	6 936 993.44	470 823	6 936 957	28.2	-36.44
SHC07	471 042.19	6 937 566.04	471 051	6 937 517	8.81	-49.04
SPC03	470 952.71	6 937 578.66	470 968	6 937 531	15.29	-47.66
CDH-03	470 767.51	6 937 410.50	470 783	6 937 368	15.49	-42.5

Significant differences were noted between the Exeter and AMEC collar coordinates. AMEC handheld GPS coordinates were collected using the PSAD56 datum, which is a general transform that can be up to 50 m different from the more precise Instituto Geográfico Militar 26° to 36° transform used by Exeter (Galaz, 2008). Surveyors for Exeter use a Leica TC 600 total station unit with centimetre accuracy to survey drill hole collars. AMEC compared Exeter surveyed collar locations with drill pads on georeferenced digital images, and found the collar locations to be acceptably accurate (Wakefield and Marinho, 2010).

In addition to reviewing Exeter's rigorous QA / QC protocols and check assay programs during the 2009 site visit, AMEC selected six Exeter drill hole intervals for check assaying to confirm the presence of gold and copper in the Caspiche drill core (Wakefield and Marinho, 2009a). Mineralized intervals at various depths were selected from the three most relevant drill holes available at the time (CSD014, CSD015, and CSD016). Exeter split (sawn quarter-core), sampled, and bagged the core under AMEC supervision and AMEC submitted the samples to ACME Laboratories in Santiago, Chile, for assaying. ACME assayed gold by standard 30-g fire assay and atomic absorption finish (ACME code G6), and copper by four-acid total digestion and atomic absorption (ACME code 8TD). ACME is an ISO 9001:2000 registered assay laboratory.

Table 16-2 is a summary of the AMEC check sampling of Caspiche drill core, and shows the assay results from the original Exeter half-core sampling and the AMEC quarter-core sampling. A single SRM submitted with the check samples reported good assay accuracy for gold and copper.

Table 16-2
Summary of AMEC Check Sampling of Caspiche Core

Drill Hole	Interval (m)	Exeter Au (g/t)	Exeter Cu (%)	AMEC Au (g/t)	AMEC Cu (%)
CSD014	242 – 244	0.41	0.33	0.55	0.40
CSD015	440 – 442	0.51	0.31	0.50	0.29
CSD015	600 – 602	1.16	0.38	1.16	0.39
CSD016	221 – 223	0.78	0.40	0.79	0.40
CSD016	381 – 383	1.18	0.45	1.62	0.54
CSD016	461 – 463	1.52	0.51	1.68	0.38

The assay results shown in Table 16-2 confirm the presence of gold and copper in Exeter Caspiche drill core. AMEC assay results also agree reasonably well with Exeter assay results.

17 Adjacent Properties

There are no properties immediately adjacent to the Caspiche project that is at the same state of development as the Caspiche Porphyry deposit.

18 Mineral Processing and Metallurgical Testing

18.1 Review of Metallurgical Testwork

18.1.1 Previous Testwork

In August 2008, Exeter selected 12 drill hole intervals from Caspiche Porphyry oxide and sulphide mineralized intercepts for metallurgical testwork. Six oxide and six sulphide intervals were selected for testing. The samples were coarse crushed rejects from assay sample preparation with a top size of approximately 10 mm. This work was completed in June 2009.

The oxide intervals had little or no copper content, and the objective of the testwork was gold recovery by heap leaching. The sulphide intervals contained significant copper and gold values and the objective of the sulphide testwork was optimizing recovery of both metals into a flotation concentrate.

The six oxide samples were sent to McLelland Laboratories International in Nevada and were subject to bottle roll and column leaching tests. Two composites were made for these tests, because the weights of each sample were insufficient by themselves for column leaches. Gold dissolutions were 77% and 84% and the leaching time was short. The results were considered encouraging for heap leaching of the oxide blanket at Caspiche.

In July 2009, following the completion of the 2009 field program, Exeter selected a further 14 sulphide intervals, which in combination with the previous six, provided a broad and representative sample of the mineralization to depths greater than 1000-m down hole. These sulphide samples were sent for flotation characterization testwork similar to the original six.

There was very little additional oxide mineralization encountered in the 2009 drill program, and so no further work was done. Accordingly, a specific oxide PQ core drilling program was recommended and completed in the 2009 – 2010 field season to obtain appropriate oxide samples.

18.1.2 McClelland Laboratories 2010

A detailed heap leach cyanidation test program was undertaken during 2010 / 2011 on a total of 11 drill core composites from the Caspiche Project. The composites were prepared from the PQ diamond drill core intervals. All but 1 of the 11 composites were confirmed as being oxide ore type. Composite 8 was identified as being a transitional ore type and was included to assess the response of this material. Head grades of the composites ranged from 0.39- to 0.67-g/t Au. The oxide composites contained 50- to 231-g/t Cu. Composite 8 contained 668-g/t Cu. Sulphide sulphur content for the oxide samples ranged from 0.01%S to 0.34%S. Sulphide sulphur content for Composite 8 was 0.83%S. Detailed ICP scans were carried out on each composite to assess in broad terms the mineralogical variations and characteristics, but did not indicate minerals or features that might cause concern for a heap leach operation. In particular, sulphide sulphur assays did not indicate potential for acid generation following leaching, but this will be checked by specific testwork during the feasibility phase.

Column leach tests were conducted on eight of the 11 composites at a nominal - 50 mm feed size, and at 80% -25-mm and -12.5-mm feed sizes, to determine gold recovery, recovery rate, reagent requirements and feed size sensitivity, under simulated heap leaching conditions. The nominal -50 mm feeds were prepared by crushing the PQ (84

mm diameter) drill core as coarsely as possible. The remaining three composites were evaluated at -25-mm and -12.5-mm feed sizes (Composites 3 and 11), or just at the -12.5-mm feed size (Composite 1), because of limited sample availability. Size-assay analyses were carried out on the feed and tails to each column, and this allowed gold and silver recovery by sizes to be calculated.

A comparative bottle roll test was conducted on each composite at an 80% -1.7-mm feed size. Comminution testing was also conducted on select composites. Selected column leach residues were also subjected to load/permeability (geotechnical) testing.

Summary results from the column leach and bottle roll tests are presented in Table 18-1.

Column testing results show that all of the Caspiche drill core composites evaluated were amenable to simulated heap leach cyanidation treatment at the feed sizes evaluated. Column test gold recoveries from the 10 oxide ore type composites ranged from 68.4% to 87.5%. The lowest gold recoveries encountered were for the transitional ore type Composite 8. Cyanide consumptions for the oxide ore type composites were high, but should be significantly lower in commercial production. Lime requirements were moderate, and pH control during leaching generally was not difficult. The columns did not display permeability issues and subsequent load/permeability test results indicate that the oxide ore type material will display adequate permeability under expected heap stack height compressive loadings.

A total of 7 of the 10 oxide ore type composites were evaluated at all three feed sizes. Average gold recoveries obtained from those seven composites at the -50-mm, -25-mm and -12.5-mm feed sizes were 79.3%, 80.4% and 81.7%, respectively. Gold recovery rates for the -50-mm feeds tended to be substantially slower than for the finer feeds. Gold recovery from each of the -50-mm oxide ore type feeds would be expected to approach those obtained from the finer feeds, allowed a sufficiently long leaching cycle. It should be noted here that the -50-mm feeds were prepared in a manner to generate as coarse a feed as possible from PQ drill core, in order to facilitate estimated heap leach recoveries at coarser feed sizes. The average particle size distribution of these feeds was 64% -50 mm.

Due to limited sample availability, another three oxide composites were evaluated at only -25-mm and -12.5-mm feed sizes (Composites 3 and 11) or at only the -12.5-mm feed size (Composite 1). Gold recoveries obtained from Composites 1 and 3 were consistent with the average recoveries discussed above. Gold recoveries obtained from Composite 11 at the -25-mm feed size (71.4%) and at the -12.5-mm feed size (68.4%) were significantly below the average recoveries.

The transitional ore Composite 8 was amenable to simulated heap leach cyanidation treatment at the feed sizes evaluated, but was more sensitive to feed size with respect to gold recovery, and exhibited significantly higher cyanide consumption than observed with the oxide composites. It is noted that transition material as represented by Composite 8 is not part of the oxide ore reserve contemplated in this PFS.

All oxide samples were selected with the characteristic copper grade of less than 0.01% Cu. In fact, one sample analyzed in a multi-element ICP scan indicated a level of 0.02% Cu, but exhibited no adverse behaviour in leaching or in cyanide consumption.

Cyanide soluble copper, as determined during bottle roll testing at -1.7 mm, averaged 40-g/t Cu ore for all composites, except for Composite 8 (524-g/t Cu ore extracted). The ore reserve and grade control premise is that Cu is <0.01% Cu in oxide ore and this is well below the level where a correlation of cyanide consumption with copper content might be contemplated. However, it is anticipated that grade control during mining will use cyanide soluble copper assays as a prime control.

Column test cyanide consumptions were high, but for the oxide ore types, should be substantially lower in commercial production. Cyanide consumptions in all forms of precious metal leaching testwork are typically higher than those experienced in subsequent commercial production facilities on the same material, and testwork values are typically adjusted for production estimates. Such adjustments are typically highest in column leach to heap leach estimations and can generally be in a range of 35% to 60% of test consumptions.

The main column leaching testwork was carried out at higher than normal cyanide concentrations in the leach solutions – 1000-ppm NaCN – in case copper did exhibit unexpected behaviour. Additional column testwork is now in progress at MLI at lower solution concentrations of 500-ppm and 250-ppm NaCN which is more typical of commercial practice and significantly lower consumptions are anticipated. In the interim for the purposes of this PFS, Aker Solutions have selected a cyanide consumption of 0.7-kg/t, which is probably towards the upper end of what might be expected in commercial production.

The detailed size analyses of column feed and tails samples of each composite indicated that in just over 50% of the oxide samples, both head and tail grades (of gold) were 20% to 40% higher in the coarser fractions above 12.5 mm; however, recoveries were similar. In the remaining composites, the grade was more consistent down the size range. In the important +50-mm size range, average gold recovery at just over 76% was 3.4% less than the recovery from all sizes. This is considered a positive indication that high gold recoveries could be sustained at significantly coarser sizes than those able to be tested by PQ core.

Table 18-1
Summary Metallurgical Results, Heap Leach Testing, Caspiche Drill Core Composites

Composite	Test	Feed Size (mm)	Time (days)	Au Recovery (%)	g/t Au		Calculated Head	Reagents Required kg/t ore	
					Extracted	Tail Screen		NaCN Consumption	Lime Added
1	CLT[1]	12.5	142	78.5	0.51	0.14	0.65	2.19	1.7
	BRT	1.7	4	78.0	0.41	0.13	0.59	0.15	1.7
2	CLT	50	151	78.9	0.30	0.08	0.38	1.45	2.7
	CLT	25	86	82.1	0.32	0.07	0.39	1.28	3.1
	CLT	12.5	94	81.1	0.30	0.07	0.37	1.41	3.4
	BRT	1.7	4	80.6	0.29	0.07	0.36	0.19	3.4
3	CLT	25	87	82.5	0.33	0.07	0.40	0.99	2.9
	CLT	12.5	79	83.8	0.31	0.06	0.37	1.18	3.2
	BRT	1.7	4	83.8	0.31	0.06	0.37	0.14	3.2
4	CLT	50	132	71.1	0.27	0.11	0.38	1.58	1.8
	CLT	25	87	75.7	0.28	0.09	0.37	1.12	2.1
	CLT	12.5	79	75.7	0.28	0.09	0.37	1.10	2.3
	BRT	1.7	4	76.3	0.29	0.09	0.38	0.24	2.3

[1] CLT denotes column leach test. BRT denotes bottle roll test.

Table 18-1
Summary Metallurgical Results, Heap Leach Testing, Caspiche Drill Core Composites

Composite	Test	Feed Size (mm)	Time (days)	Au Recovery (%)	g/t Au		Calculated Head	Reagents Required kg/t ore	
					Extracted	Tail Screen		NaCN Consumption	Lime Added
(cont)									
5	CLT	50	151	75.5	0.37	0.12	0.49	1.48	2.6
	CLT	25	93	77.6	0.38	0.11	0.49	1.25	3.0
	CLT	12.5	94	83.3	0.40	0.08	0.48	1.77	3.3
	BRT	1.7	4	86.0	0.43	0.07	0.50	0.24	3.3
6	CLT	50	151	84.7	0.50	0.09	0.59	2.23	4.6
	CLT	25	86	80.3	0.49	0.12	0.61	1.70	7.9[2]
	CLT	12.5	81	83.3	0.50	0.10	0.60	1.35	5.8
	BRT	1.7	4	77.4	0.48	0.14	0.62	0.37	5.8
7	CLT	50	117	86.8	0.46	0.07	0.53	1.37	3.7
	CLT	25	71	87.5	0.42	0.06	0.48	0.85	4.1
	CLT	12.5	79	87.5	0.42	0.06	0.48	1.16	4.6
	BRT	1.7	4	81.6	0.40	0.09	0.49	0.30	4.6
8[3]	CLT	50	151	54.2	0.26	0.22	0.48	2.79	3.8
	CLT	25	152	68.8	0.33	0.15	0.48	2.66	4.2
	CLT	12.5	94	68.9	0.31	0.14	0.45	2.70	8.5[2]
	BRT	1.7	4	66.0	0.33	0.17	0.50	1.53	4.7

[2] Includes lime added to barren solution during leaching.
[3] Composite 8 was described as a transitional ore type composite.

Table 18-1
Summary Metallurgical Results, Heap Leach Testing, Caspiche Drill Core Composites

Composite	Test	Feed Size (mm)	Time (days)	Au Recovery (%)	g/t Au		Calculated Head	Reagents Required kg/t ore	
					Extracted	Tail Screen		NaCN Consumption	Lime Added
(cont)									
9	CLT	50	159	82.6	0.57	0.12	0.69	2.73	2.9
	CLT	25	86	81.4	0.57	0.13	0.70	1.38	3.2
	CLT	12.5	81	81.8	0.54	0.12	0.66	1.36	3.6
	BRT	1.7	4	80.6	0.54	0.13	0.67	0.25	3.6
10	CLT	50	151	75.6	0.31	0.10	0.41	1.39	3.1
	CLT	25	93	78.4	0.29	0.08	0.37	1.19	3.5
	CLT	12.5	94	78.9	0.30	0.08	0.38	1.73	3.9
	BRT	1.7	4	76.5	0.26	0.08	0.34	0.15	3.9
11	CLT	25	85	71.4	0.30	0.12	0.42	0.88	2.1
	CLT	12.5	76	68.4	0.26	0.12	0.38	1.34	3.9
	BRT	1.7	4	75.0	0.30	0.10	0.40	0.37	2.3
Average CLT*		**50**		**79.3**	**0.40**	**0.10**	**0.50**	**1.75**	**3.1**
Average CLT*		**25**		**80.4**	**3.80**	**0.39**	**0.09**	**0.49**	**1.3**
Average CLT*		**12.5**		**81.7**	**0.39**	**0.09**	**0.48**	**1.41**	**3.8**
Average BRT*		**1.7**		**79.9**	**0.38**	**0.10**	**0.48**	**0.25**	**3.8**

***Note**: The averages shown in the last four rows of this table include only the composites for which there was sufficient sample to test at all four sizes.

Bottle roll test results (-1.7-mm feed size) were reasonably predictive of column test gold recoveries, and were effectively used for estimation of column test lime requirements. Initial lime additions were lower than ideal for two column tests (Comp. 6 @ -50 mm and Comp. 8 @ -12.5 mm), which necessitated the addition of lime to the column test barren solutions during leaching. This is an inefficient means for maintaining protective alkalinity during leaching, lime requirements for those two column tests are higher than will be required for those ore types in commercial production.

18.2 Metallurgical Processing Parameters

18.2.1 Ore Crush Size

Five alternatives for the Oxides Stand-Alone Project for Caspiche were studied at a trade-off level, using both technical and economic parameters, to decide which would be studied at a prefeasibility level. For this trade off, a standard ROM ore particle size distribution and a medium hardness ore were assumed to simulate the crushing operation.

The five alternatives considered a valley fill dump leach or heap leach, using 40-m-high benches and 10-m lifts. A 1-yr leach cycle was considered for dump leach and 100 days for heap leaching. Irrigation rates of 6 L/h/m^2 was considered for dump leaching and 10 L/h/m^2 for heap leaching.

As a result of the trade-off studies, the following three options were developed in the PFS.

- Option 1: Area 5000: Two-Stage Crushing (Jaw), 8 year
- Option 2: Area 6000: Two-Stage Crushing (Jaw), 5 year
- Option 3: Area 1000: Secondary Crushing (Gyratory), 5 year.

The first option used the same assumptions as the trade-off studies, while the second and third options used a particle size distribution obtained from ROM samples taken from the oxide orebody.

Flow diagrams for the ADR plant were the same for the different options. The estimated flow rates were 3600 m^3/h for both 5-yr options, and 2880 m^3/h for the 8–yr option.

- The Option 2 was determined to be the best and is therefore the one that is the subject of this report.

18.2.2 Heap Leaching

A leach process simulation model was prepared to estimate the pregnant leach solution (PLS) flow rate; the PLS gold and silver content; and the gold and silver production program.

The model was populated with the gold and silver final recoveries and the leaching kinetic curves were obtained from the results of the metallurgical tests. The PLS is treated in an Adsorption, Desorption and Recovery (ADR) plant.

Figure 18.1 shows the heap leach and ADR section arrangements.

Figure 18.1 – Plant Site Plan


EMERGENCY POND
PLS POND
ADR PLANT
TRUCK SHOP AREA
WASTE DUMP
OPEN PIT OXIDE
EL. 4367
LEACH PAD
CRUSHING PLANT

Table 18-2 shows the calculation basis for the preferred option.

Table 18-2
Basis for Calculation

HEAP LEACH SIMULATION MODEL		
	Unit	Option 2
Heap Leach Module Design		
Height	m	10
Length	m	40
Width	m	90
Area	m^2	3 600
Volume	m^3	36 000
Bulk density	t/m^3	1.6
Mass	t	57 600
Leach Pad Irrigation and Operation		
Irrigation rate	$(L/h)/m^2$	10
Calculated leaching rate	m^3/t	1.2
Flow rate	m^3/h	36
Leaching cycle	days	80
Modules under leaching	Modules	80
TOTAL IRRIGATION AREA	m^2	**288,000**
TOTAL IRRIGATION FLOW RATE	m^3/h	**2,928**
TOTAL PLS	m^3/h	**2,880**
Evaporation		
Evaporation rate	$L/(d\ m^2)$	4
Evaporated water	m^3/h	48

The estimated leach recovery is 78% for gold and 38% for silver.

Figure 18.2 shows the gold kinetic curve.

Figure 18.2 – Au Recovery Curve


Au RECOVERY
%
100
90
80
70
60
50
40
30
20
10
0
0
10
20
30
40
50
60
70
80
90
100
TIME ; days

Table 18-3 shows the production program.

Table 18-3
Production Program in Ounces

Year	Gold Production	Silver Production
1	180,060	378,961
2	222,554	429,670
3	189,327	352,368
4	184,888	412,942
5	211,026	249,661
6	104,857	103,987
TOTAL PERIOD	**1,092,712**	**1,927,590**

Gold production continues in Year 6, due to the continued leaching after the open pit has been exhausted.

19 Mineral Resource and Mineral Reserve Estimates

Exeter has continued with an intense exploration drilling program at Caspiche project, in order to upgrade Inferred and Indicated mineral resources reported late in 2010 to Indicated and Measured category resources, respectively.

The additional drilling, recommended in previous studies, improved the geological knowledge of the central and west areas of the deposit. Exeter geologists identified an additional mineralized area (MacNeill zone) that is considered an independent domain for this resource update.

The Caspiche mineral resource estimate was prepared by Daniel Silva under the supervision of Mr. Rodrigo Marinho, CPG-AIPG, AMEC Principal Geologist. The mineral resource estimates were prepared under Canadian Institute of Mining Metallurgy and Petroleum (CIM) Definition Standards (2005) and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2003).

19.1 Driling Database

Exeter provided AMEC with a drilling database on the Caspiche property updated to July 28, 2010. AMEC imported the collar, survey, lithology, alteration, and assay data into GEMS® (Version 6.2.4), a commercial mining software program. GEMS® validation routines were used to check for overlapping intervals, missing intervals, and consistent drill hole lengths between tables, and no errors were reported.

The actual database totals 62 673.09 m of drilling in 134 drill holes. Table 19-1 is a summary of the drill holes available to date in the property as of the data cutoff date for the mineral resource estimate.

Table 19-1
Summary of Drill Data Across the Caspiche Property as at the Effective Date of the Resource Estimate

Campaign	N° Holes	Min. Length (m)	Max. Length (m)	Avg. Length (m)	Total (m)
AngloGold	18	32	200	84.33	1 518.00
Newcrest	37	92	332	208.88	7 421.00
Exeter	88	73	1 497.10	664.74	55 195.6
TOTAL	**143**	**32**	**1 497.10**	**467.71**	**64 134.44**

However, the database available for the current resource estimates at Caspiche include only the drill holes summarized in Table 19-2.

Table 19-2
Summary of Drill Data Used at Caspiche Mineral Resource Estimate

Campaign	No. Holes	Min. Length (m)	Max. Length" (m)	Avg. Length (m)	Total (m)
AngloGold	18	32.00	200.00	84.33	1 518.00
Newcrest	14	80.00	332.00	224.28	3 140.00
Exeter	69	18.00	1 497.10	739.14	51 000.84
TOTAL	**101**	**18.00**	**1 497.10**	**551.08**	**55 658.84**

19.2 Topography

AMEC used an updated topographic surface file for the mineral resource estimates. The model was based on 0.5-m resolution DEM modelling from high definition stereo satellite photos. Then, isolated portions of the topographic surface were then adjusted using surveyed drill hole collar elevations, to create a final topographic surface for use in mineral resource estimation.

19.3 Lithological Model and Definition of Domains

Exeter provided triangulated solid models representing the Caspiche lithological and alteration units.

AMEC reviewed interpreted shapes on vertical sections and level plans for the main lithological units: diorite porphyry (DP), quartz-diorite porphyry 1 (QDP1), quartz-diorite porphyry 2 (QDP2), basement (CFB), volcanic breccias (Volcbx), diatreme breccias (DTB) and MacNeill Zone (MAC). Table 19-3 summarizes the lithological units used for the modeling.

An alteration model, consisting of potassic and argillic units and a calcite-potassic zone at the bottom of the system was also constructed.

Table 19-3
Lithological Unit Description

Domain	Description
DP	Diorite porphyry (main host rock for mineralization)
DTB	Diatreme breccia
QDP2	Quartz-diorite porphyry (late and lower grade)
QDP1	Quartz-diorite porphyry
Volcbx	Volcanic breccias
Basement (CFB)	Earliest cretaceous host rock
OB	Overburden
MAC	MacNeill

Exeter also provided solids that represent the alteration: potassic and argillic units and a calcite-potassic zone at the bottom of the system. AMEC verified these solids by vertical

and horizontal sections and found them to be consistent with the information logged in the drill holes.

Based on new drilling information, Exeter provided AMEC with an updated limit of oxidation boundary for this model update. The limit of oxidation was constructed from logging and geochemical information (mainly sulphide descriptions). AMEC checked the oxide and sulphide solids against the drill holes database coding and found it to be acceptable.

The lithological solids provide the main support for the estimation domains. AMEC compared summary statistics and contact plots for combinations of lithology, alteration and weathering models. Final estimation domains for gold and silver were based on lithological and alteration codes (without weathering zones). Copper estimation domains included weathering zones to allow for the impact of oxidation and transitional zones.

Gold grades are clearly higher in the diorite porphyry, but there are no clear lithological controls for gold mineralization. AMEC has interpreted the DP intrusion to be the source of mineralizing solutions carrying mainly gold, copper and silver. The mineralizing solutions were disseminated through the other lithological units during the mineralization event.

Copper mineralization is not controlled by lithological units, but is controlled by the oxidation boundary. The contact plots for copper show a transitional contact from the oxide to the sulphide zone, and for grade estimation purposes, AMEC created a transitional or mixed zone by projecting the oxide bottom surface 15 m above and below. Samples from oxide and sulphide zones are shared during grade estimation only for the transitional zone blocks.

19.3.1 Composites

The nominal sample length for assays is 2 m, and only four samples exceed 8 m in length. AMEC regularized the drilling data by compositing the drill hole data into 8-m lengths within the lithological, alteration and weathering solids.

AMEC back-tagged the 8-m composites using the lithology solid shapes. The composites were also back-tagged with the oxide, mixed, sulphide and alteration solids.

19.3.2 Exploratory Data Analysis

Summary Statistics

Exploratory data analysis comprised basic statistical evaluation for 8-m composites for gold, copper, silver, arsenic, iron, molybdenum, sulphur, cobalt and zinc. However, the main elements of interest are gold, copper and silver.

Using box plots, AMEC observed similar gold mean values for the basement (CFB) and volcanic breccia units (VOLCBX). The DP has the highest gold mean value and more constrained distribution of grades. All units, excepting OB and DTB, have low coefficient of variation values, confirming the low variability of gold composite grades in the main mineralized units.

Arsenic grades broadly correlate with intensity of Argillic Alteration which is strongest higher in the system. Although isolated “pods” of higher grade Arsenic can locally occur at depth in the central portions of the system.

The DP unit is preferentially mineralized (has a higher mean). The weathering profile, associated with alteration types, is markedly the preferable control for copper mineralization.

Silver grade distributions are consistent for most lithological units. The oxide portion of the VOLCBX has a higher average silver grade than the overall mean and also higher than the mixed and sulphide zones of the QDP1.

Molybdenum grades are higher in VOLCBX, MacNeill and basement rock. This element is likely of magmatic provenance and like other gold rich porphyry deposits, the distribution of molybdenum in a "halo" around the central intrusions is interpreted to be a function of temperature controlling mineral precipitation, but more detailed mineralogical studies are required to understand the controls for molybdenum mineralization. In general, the summary statistics show low variability of gold and copper grades in the main units, diorite porphyry, basement, VOLCBX, and quartz-diorite porphyries. The homogeneous distribution is also indicated by the low CV values. This homogeneity can also be observed in the cumulative frequency distributions.

Contact Analysis

AMEC constructed contact profiles to analyze the gold, copper and silver composite grade behaviour at the lithological boundaries.

AMEC found firm contacts only between DP/Basement, QDP1/Basement and QDP1/VOLCBX boundaries, AMEC created halos where samples were shared during the estimation process. AMEC expanded the interpretations of DP and QDP1 units horizontally by 60 m and 30 m, respectively.

19.4 Variography

AMEC used Sage2001 software to construct down-the-hole and directional correlograms for the estimation domains for gold, copper, silver and arsenic. The nugget value was determined from the down-the-hole correlograms. Directional correlogram models were fitted using two spherical structures. Typically, the nugget value is low. The first structure ranges of gold along the mineralization plunge are long, reaching 480 m in the QDP1 intrusion. In most of intrusive domains, the variances of both the first and second structures are similar.

19.5 Restriction of Extreme High-Grade Values

AMEC evaluated probability plots to define grade outliers for gold, silver, copper, molybdenum, arsenic, sulphur, iron, cobalt and zinc by estimation domains.

In general, the probability plots indicate that outlier values occur in the upper 1% to 5% of the distribution. AMEC controlled the outliers by using a restricted search ellipse during grade estimation. The grade thresholds and distance for gold and silver outliers by domain are shown in Tables 19-4 and 19-5 summarizes restriction parameters for copper.

The outlier restriction is applied during the block grade estimation. High-grade samples are permitted to estimate grades for blocks within the defined distance thresholds, beyond the distance the samples are capped at the grade threshold.

Table 19-4
High-Grade Restriction for Gold and Silver

Domain	High Grade Search				
	Au Threshold (g/t)	Ag Threshold (g/t)	Range (m)		
			X	Y	Z
OB	1.00	10.0	40	40	25
CFB+VOLCBX	1.90	16.0	40	40	25
KCA	0.50	2.3	40	40	25
KCAEX[1]	1.00	2.0	40	40	25
DP	1.95	5.0	40	40	25
DPEX	1.00	2.3	40	40	25
QDP1	1.20	6.0	40	40	25
QDP1EX	1.50	3.1	40	40	25
QDP2	1.00	9.0	40	40	25
DTB	0.15	3.0	40	40	25
MAC	1.30	4.0	40	40	25

Table 19-5
High-Grade Restriction for Copper

Domain	High Grade Search			
	Cu Threshold (%)	Range (m)		
		X	Y	Z
Oxide	0.07	40	40	25
Transition	0.5	40	40	25
Sulphide	0.7	40	40	25

19.6 Block Model Dimensions and Grade Estimation

AMEC defined a block model with regular blocks of 25 m by 25 m by 15 m and rotated it to a 057º azimuth to better fit the drilling sections orientation.

Estimation Plan

AMEC estimated gold, silver, copper, arsenic, iron, sulphur, cobalt, zinc and molybdenum; however, only the main elements, gold, silver and copper, are reported. Grade estimation

[1] Suffix "EX" means that the unit had its interpretation expanded.

was completed by domain using ordinary kriging (OK). The grade estimation was completed in three passes to allow estimation of all, or at least the majority of blocks coded within the mineralized units.

The first two estimation passes have the same search, but the second has a more relaxed sample selection.

The estimation parameters for gold, silver and copper are summarized in Table 19-6. Sample sharing is based upon the contact profiles and statistical analysis for the lithology and weathering domains.

Table 19-6
Estimation Parameters for Gold, Silver and Copper

Domain	Pass	Search Ellipse						Min. No. Comp	Max. No. Comp	Max. Comp. /Hole	No. Octant	Max. Comp. /Octant
		Rotation (°)			Ranges (m)							
		Z	X	Z	X	Y	Z					
All	1	87	60	-	125	150	125	7	15	4	2	2
	2	87	60	-	125	150	125	4	15	4	2	2
	3	87	60	-	900	1200	900	2	9	4	2	2

AMEC defined a single search orientation for all domains based upon geological trends and grade continuity observed from the visual inspection of drill hole data and the actual knowledge of the mineralization controls.

The estimation plan for gold is controlled by lithological units and the calcite potassic unit. The estimation plan for copper includes a hard boundary between the oxide and sulphide boundary. Sample sharing is permitted in the transitional zone within 30 m of the oxide / sulphide boundary.

19.7 Density

AMEC used 615 density determination values available to calculate the average for each lithological unit (Table 19-7). Exeter determines density using the water immersion method on whole core lengths of approximately 15 cm. Two values were assigned to this unit based upon argillic and potassic alteration types, because of high variability in the DP unit.

AMEC assigned density values to blocks based upon the lithological codes. In AMEC's opinion, these density values are reasonable for use in mineral resource estimation at this study level.

Table 19-7
Average Density Values for Caspiche Resource Model

Rock Type	Determinations	Density (g/cm^3)
OB	7	2.18
BASEMENT	145	2.54
VOLCBX	197	2.37
DP-Argillic	20	2.44
DP-Potassic	18	2.64
QDP1	94	2.50
QDP2	37	2.37
DTB	47	2.37
MAC	45	2.49

19.8 Block Model Validation

AMEC validated the Caspiche model to ensure appropriate correlation of the input data. A nearest neighbour (NN) model was created to validate the OK model. The validation comprised: summary statistics checking for global estimation bias, drift analysis, smooth effect analysis and visual inspection.

19.8.1 Basic Statistics

AMEC generated tables of basic statistics comparing the OK and NN estimates to check for global bias in the gold, copper and silver grade estimates. The OK estimate is slightly higher in mean gold grade compared to the NN estimate in most of the domains. The global mean differences are smaller than 4% and AMEC considers them acceptable (see Table 19-8).

Table 19-8
Comparison Between Composite, NN and Kriged Statistics, Gold

Mineralization	Composites			Blocks						
				No.	Average			CV		
	No.	Average	CV		Kriged (g/t Au)	NN (g/t Au)	Kriged/NN	Kriged	NN	Kriged/NN
OB	113	0.20	1.84	2,236	0.17	0.18	94%	0.97	1.54	63%
BASEMENT	1,353	0.36	0.83	52,383	0.24	0.23	104%	0.79	0.96	82%
VOLCBX	2,413	0.40	0.83	55,420	0.25	0.25	100%	0.91	1.10	83%
DP	304	1.01	0.44	5,294	0.87	0.87	100%	0.47	0.56	84%
MAC	559	0.49	0.72	11,422	0.45	0.46	98%	0.39	0.57	68%
QDP1	858	0.43	0.91	13,934	0.40	0.40	100%	0.63	0.76	83%
QDP2	589	0.19	1.49	15,109	0.14	0.13	108%	0.84	1.20	70%
DTB	372	0.03	2.32	12,192	0.02	0.02	100%	0.93	1.67	56%

The OK grade estimates for copper are less than 2% different than the NN grades, indicating that the copper estimate is not globally biased.

Kriged and NN estimates for silver show a difference of less than 2% for some of the domains. Domains QDP1, DTB and Basement show differences of 3% only.

19.8.2 Drift Analysis

Spatial bias in the block model can be detected using swath plots. These are obtained by plotting the average kriged and NN grades along different directions. AMEC used only blocks estimated in Passes 1 and 2 for this analysis, because these are the blocks estimated with more information and candidates for Measured and Indicated classification.

The OK and NN models show local disagreements, but in AMEC's opinion, these are not significant. AMEC visually compared the NN and OK grades and noticed that some disagreements occur at the borders of the model, where drilling is limited (see Figure 19.1).

Figure 19.1 - East-West Swath Plot, Sulphide: Gold


0.6
0.5
0.4
0.3
0.2
0.1
0
Au g/t
470860
471360
471860
472360
472860
Easting
Kriged Model
15 m Composites
Nearest Neighbor Au

19.8.3 Visual Validation

AMEC completed a visual inspection comparing grades of composites and blocks in vertical sections and plan views. AMEC concluded that the grade estimate represents the composite grades and that grade extrapolation is well controlled. Figure 19.2 is an example of a vertical section with composites and blocks coloured by gold grade. Good agreement between estimated grades and composite grades are observed. AMEC did not observe high-grade blow-outs or areas with extreme extrapolation when considering blocks candidates for Measured, Indicated and Inferred categories.

Figure 19.2
Vertical Section (Looking Northwest) with Blocks and Composite Grades for Gold (Corridor of 100 m). Block Color Ranges are for Au in g/t


0.00001 - 0.20000
0.20000 - 0.50000
0.50000 - 0.65000
0.65000 - 0.80000
0.80000 - 1.00000
1.00000 - 999.00000

19.8.4 Smoothing

Kriged estimates are generally used directly for estimating resource tonnages above various cut-offs. This practice gives correct results, a priori, only at a zero-grade cut-off. At any cut-off grade that is greater than zero, the smoothing-effect may distort the kriged estimate grade-tonnage curves. The effective amount of smoothing in the kriged estimates depends on the variogram model, in particular the nugget-effect and the ranges, and on the composite selection criteria for kriging. At cut-offs less than the global grade average, the tonnage given by the kriged estimates will be overestimated, and at cut-offs greater than the global grade average, it will be underestimated.

There are several techniques to assess and address this problem. AMEC traditionally uses a Hermitian correction (Herco) method, which consists of:

- Computing the theoretical dispersion variance of the blocks, knowing the variogram model of the relevant metals
- Transforming the distribution of the declustered composites (NN) so that it reflects a block support; this is done using Herco

- Comparison of the grade-tonnage curve of the Herco transforms with the grade-tonnage curve of the kriged estimates.

The theoretical block dispersion variances (BDV) of the 25-m by 25-m by 15-m blocks were calculated for gold using AMEC's single block kriger (sbkbs.exe).

The BDVs were then used in AMEC's in-house Herco routine (Herco_04f.exe) to transform the distribution of the NN. Grade-tonnage curves were generated and are shown in Figure 19.3.

Figure 19.3 - Gold Grade-Tonnage Curve, VOLCBX



Tonnage above Cutoff (%)
Avg. Grade Above Cutoff (%)
Au Cutoff (%)
0.00
0.20
0.40
0.60
0.80
1.00
NN
Herco
Kriged
Grade NN
Grade Herco
Grade Kg

Smoothing is exacerbated by a number of factors, such as large drill-hole spacing relative to variogram ranges, high nugget effect and large numbers of composites used in the estimation. At Caspiche, smoothing varies from one mineralization unit to the other, but the amount of smoothing around 0.25 g/t Au, which are the approximately operational cut-off, is relatively limited. Consequently, resources stated at 0.25-g/t Au should not be significantly over or underestimated because of smoothing.

19.9 Resource Classification and Tabulation

AMEC assessed reasonable prospects of economic extraction by applying preliminary economics for potential open-pit and underground mining methods. The assessment does not represent an economic analysis of the deposit, but was used to determine reasonable assumptions for the purpose of resource tabulation. Mining and process costs and process recoveries were estimated from benchmark studies of similar projects in Chile.

AMEC completed a Lerchs-Grossman (LG) optimization using Whittle® (Version 4) software to determine the resource shell for open-pit resources. Whittle® parameters are

listed in Table 19-9. Note that only gold and copper were considered as revenues for floating the open-pit and underground scenarios.

Table 19-9
Optimization Parameters for Open-Pit Resource Shell

Parameter	Value
Slope Angle (degrees)	45
Mining Cost (USD/t)	1.45
Mining Recovery (%)	100
Mining Dilution Fraction	1
Processing Cost (USD/t) Heap Leaching	2.7
Processing Cost (USD/t) Mill	6.5
Gold Process Recovery (%) Heap Leaching	50
Gold Process Recovery (%) Mill	75
Copper Process Recovery (%) Mill	85
Gold Price (USD/oz)	950
Copper Price (USD/lb)	2.3
Gold Selling Cost (USD/oz)	6
Copper Selling Cost (USD/lb)	0.25

The underground mineral resource shell was determined using an internal floating-stope program developed by AMEC. The floating-stope program applied a block-caving mining method. The program required a minimum height of 80-m and 25-m width. Table 19-10 summarizes the parameters used for the floating-stope optimization.

Each block was evaluated to determine if the block should be potentially mined by open pit or by underground block caving.

Table 19-10
Optimization Parameters for Underground Resource Shell

Parameter	Value
Development Cost (USD/m^2)	700
Mining Cost (USD/t)	5.00
Mining Recovery (%)	100
Mining Dilution Fraction	1
Processing Cost (USD/t) Mill	6.5
Gold Process Recovery (%) Mill	75
Copper Process Recovery (%) Mill	85
Gold Price (USD/oz)	950
Copper Price (USD/lb)	2.30
Gold Selling Cost (USD/oz)	6
Copper Selling Cost (USD/lb)	0.25

Exeter's 2010 drilling campaign added 20 450 m of new drill information, confirming mineralization and grade continuity, since the previous resource estimate update in April 2010. AMEC (2009) defined the drill spacing for achieving Measured and Indicated Mineral Resource classification.

AMEC concluded:

- The Measured resource criterion (Q90% reaching 15% accuracy) is satisfied with a drill hole spacing of 75 m by 75 m that will give a nominal 53-m spacing to farthest sample
- The Indicated resource criterion (A90% reaching 15% accuracy) is satisfied with a drill hole spacing of 200 m by 200 m staggered (with a central hole) that will give a nominal 100-m spacing to farthest sample.

AMEC created a script to classify blocks into the resource categories. This script verifies ordinary kriging estimation variance, the number of composites and distance of closest sample used for estimating grades to a block.

AMEC's criterion for classifying block as Measured is: three drill holes used and the closest sample at 53 m, or two drill holes used and the closest sample at a maximum distance of 53 m and the kriging variance associated to a grid of 75 m by 75 m.

AMEC's criterion for classifying block as Indicated is: three drill holes used and the closest sample at 105 m, or two drill holes used and the closest sample at a maximum distance of 105 m and kriging variance associated to a grid of 200 m by 200 m (with a central hole).

Blocks that were not classified as Measured or Indicated and have a closest sample at a maximum distance of 150 m will be placed into the Inferred category.

AMEC addressed the spotted-dog feature, common in resource classification based on mathematical criteria, by developing a manual smoothing that removed the isolated blocks or pool of blocks of one category within a different one. AMEC constructed bench polygons to smooth the resource classification. Figure 19.4 illustrates a bench plan (elevation 3,858) before and after the manual smoothing for the classification.

The Caspiche Mineral Resource is defined as the blocks of Inferred, Indicated or Measured Classification that are within the open-pit or underground resource shells determined by the LG and floating stope analysis. Figure 19.5 is a vertical section of gold grades illustrating the open-pit and underground mineral resource shells.

Aker Solutions

Figure 19.4 - Bench Plan Showing Classification Before (Left) and After (Right) Manual Smoothing


Before Smoothing
Measured
Indicated
Inferred
AfterSmoothing
Measured
Indicated
Inferred

Figure 19.5 - Vertical Section (Looking Northwest) of Gold Grades Showing Open-Pit and Underground Resource Shells. Block Color Ranges are for Au in g/t


0.00001 - 0.20000
0.20000 - 0.50000
0.50000 - 0.65000
0.65000 - 0.80000
0.80000 - 1.00000
1.00000 - 999.00000

19.9.1 Gold Equivalent

AMEC calculated a gold equivalent (AuEq) value based on gold and copper revenues (prices and recoveries involved). The following formula was used to calculate AuEq values in each block of the model:

$$AuEq[g/t] = Au[g/t] + Cu[\%] \bullet \left(\frac{P_{Cu}[\$/lb]}{P_{Au}[\$/oz]} \right) \bullet \left(\frac{R_{Cu}[\%]}{R_{Au}[\%]} \right) \bullet 0.06857[g \cdot lb/oz] \bullet 10{,}000$$

where Au and Cu are the block kriged Au and Cu grades, PAu and PCu are the Au and Cu prices (USD 950/oz and USD 2.30/lb, respectively), and RAu and RCu are the Au and Cu projected metallurgical recoveries, (75% and 85%, respectively) for sulphide material and 50% for Au in the oxide zone.

The cutoff is calculated based on the AuEq value and determined for oxide and sulphide material. There are still uncertainties in the metallurgical recoveries for gold and copper and Exeter will finalize testwork to confirm the assumed values. High levels of copper may negatively affect the recovery of gold in some gold-copper deposits, because copper can preferentially react with cyanicide, and higher-levels of cyanide are required to leach the gold out of the ore. This impacts process cost assumptions.

Table 19-11 shows the parameters used on the determination of the marginal cutoff values and results.

Table 19-11
Marginal Cutoff Calculation Parameters and Results

Parameters	Oxide	Sulphide
Processing (USD/t) Cost	2.7	6.5
Recovery (%)	50%	75%
Price (USD/oz)	950	950
Selling Cost (USD/oz)	6	6
Cut-off AuEq (g/t)	0.178	0.286

The Caspiche Mineral Resources from the open-pit and the underground shells are reported in Table 19-12 using an approximation of the marginal cutoff values defined. Only mineralized material contained within the pit and the underground shell is reported. The underground resources are reported without a cutoff grade because all blocks lying within the shell have to be extracted with no possibility of selectively mining certain material due to the chosen mining method. Underground costs used for the optimization are sufficient to cover operating costs and development costs (for each column of material mined).

Table 19-12 - Mineral Resource Statement for Caspiche (Rodrigo Marinho, CPG-AIPG, July 28, 2010)

Source	Material	Category	Cut-off AuEq (g/t)	Volume (Mm^3)	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag[2] (g/t)	AuEq (g/t)
Open Pit	Oxide	Measured	0.2	16	38.1	0.5	0.01	1.54	0.5
	Sulphide	Measured	0.3	77	185.9	0.53	0.2	1.10	0.91
Underground	Sulphide	Measured	NA[3]	23	57.1	0.59	0.3	1.39	1.15
Total		**Measured**		**115**	**281.2**	**0.54**	**0.2**	**1.22**	**0.91**
Open Pit	Oxide	Indicated	0.2	26	60.4	0.4	0.01	1.79	0.4
	Sulphide	Indicated	0.3	246	598.5	0.49	0.16	1.09	0.8
Underground	Sulphide	Indicated	NA[9]	129	326.1	0.55	0.27	1.15	1.07
Total		**Indicated**		**401**	**985**	**0.51**	**0.19**	**1.15**	**0.86**
Open Pit	Oxide	Measured+Indicated	0.2	42	98.5	0.44	0.01	1.69	0.44
	Sulphide	Measured+Indicated	0.3	323	784.4	0.5	0.17	1.09	0.83
Underground	Sulphide	Measured+Indicated	NA[9]	152	383.2	0.56	0.27	1.19	1.08
Total		**Measured + Indicated**		**517**	**1266.1**	**0.51**	**0.19**	**1.17**	**0.87**
Open Pit	Oxide	Inferred	0.2	4	9	0.28	0.01	1.66	0.29
	Sulphide	Inferred	0.3	64	155	0.34	0.12	1.09	0.57
Underground	Sulphide	Inferred	NA[9]	76	192	0.41	0.21	0.90	0.81
Total		**Inferred**		**144**	**356.7**	**0.37**	**0.17**	**1.00**	**0.69**

[2] Silver included in the Au plus Cu Mineral Resource.
[3] The underground resource shell is defined assuming a block caving mining method and appropriate mining costs. The block caving mining method does not permit any selectivity during the mining process and all material within the underground resource shell is therefore considered a resource.

AMEC generated grade-tonnage (GT) curves at different gold equivalent cutoffs for different material types (oxides and sulphides) and source (open pit or underground). It shows the grade versus tonnage curve for gold equivalent for open-pit oxide material within Measured and Indicated categories. Figures 19.6 and 19.7 shows the grade versus tonnage curve for gold equivalent for open-pit sulphide material within Measured and Indicated categories.

Figure 19.6 - AuEq GT Curves – Open-Pit Oxide Measured + Indicated Mineral Resources



140.000
120.000
100.000
80.000
60.000
40.000
20.000
0.000
1.400
1.200
1.000
0.800
0.600
0.400
0.200
0.000
>0.1
>0.2
>0.25
>0.3
>0.35
>0.4
>0.5
>0.6
>0.7
>0.8
>0.9
>1
Cut-off AuEq (g/t)
Tonnes
AuEq

Figure 19.7 - AuEq GT Curves – Open-Pit Sulphide Measured + Indicated Mineral Resources


1000.000
900.000
800.000
700.000
600.000
500.000
400.000
300.000
200.000
100.000
0.000
1.600
1.400
1.200
1.000
0.800
0.600
0.400
>0.1
>0.2
>0.25
>0.3
>0.35
>0.4
>0.5
>0.6
>0.7
>0.8
>0.9
>1
Cut-off AuEq (g/t)
Tonnes
AuEq

19.10 Mineral Reserve Estimate

The mineral reserve estimate was completed under the supervision of Mr. Carlos Guzman of NCL Ltda (NCL) an Independent Qualified Person for the purposes of NI 43-101 reporting.

Based on the available resource model, a pit optimization analysis was carried out to determine the potential recoverable mineral resource which cover the extraction and processing costs.

The ultimate pit and the optimal mining sequence were obtained in the pit optimization analysis, which were considered as guidance in the pit design stages.

A set of practical pits were used to schedule the contained mineral resource and the associated waste material by the time. This mine schedule met the process and mine requirement period by period.

It is the opinion of the Qualified Person of NCL that the mine production schedule defines the mineral reserve for a mining project, which are stated at the end of this section.

19.10.1 Operating Parameters and Criteria

The study develops to a prefeasibility level the Caspiche Stand Alone Oxide project which considers heap leaching of two-stage crushed ore using a conventional jaw and cone crusher circuit with a 5-yr project life.

The mine is scheduled to work 360 d/yr. Each day will consist of two 12-hour shifts and one meal break per shift. Two mining crews will cover the operation. The mining operations will include; drilling, blasting, loading and hauling activities, grade control and equipment maintenance.

The study is based on operating the mine with a leased fleet of hydraulic shovels of 22.0-m^3 capacity mining 15-m benches and diesel powered trucks with a capacity of 185 t.

Ore feed rate of 62 000 t/d, and total mine movement of 75 000 t/d is considered in the project. The selected mining equipment is able to develop the require productivity and achieve the annual total material movement at accepted levels of availability.

19.10.2 Dilution and Ore Losses

Dilution of the Caspiche oxide resource was carefully considered and concluded it was not appropriate to apply dilution factors to the mining of this orebody. The Caspiche oxide orebody represents a continuous, disseminated style of mineralization with very low variability. The coefficients of variation for both gold and silver are well below one prior to compositing. Rare isolated zones of erratic mineralization associated with auriferous quartz-alunite ledges on the edge of the system have been heavily capped and constrained in the modeling process to prevent smearing. The very low waste stripping ratio and gradational nature of the mineralization in the orebody means that in almost all cases the entire ore blocks in the resource model are considered to be composed entirely of ore. An obvious exception is the unconsolidated gravels which overlie the orebody for which no resource has been calculated and all this material is classified as waste. This material is easily differentiated from the underlying bedrock with the naked eye and should not prove difficult to separate in a mining scenario.

The block size of the resource model at 25-m long, 25-m wide and 15-m high, also lends itself to rejecting a dilution factor into the pit optimization and mine production stages. Due to this large volume (and correspondingly low variance) the blocks are doubtless "self-diluting" to a certain extent absorbing any internal grade variation.

The equipment chosen for the project will have more than sufficient capability to mine at selected mining units within and to much smaller sizes than the current block size required. Therefore, neither dilution nor ore losses are considered.

19.10.3 Pit Optimization and Design Parameters

Whittle® Four-X pit optimisation software was applied in conjunction with Vulcan for the mining model preparation and actual optimisation runs.

To determine the mineral resources of the Caspiche Oxide Stand-Alone Project, a Whittle® analysis was carried out, assuming that the oxide ore will be processed in the plant to produce gold and silver doré.

Specifically, the plant considers heap leaching of two-stage crushed ore, using jaw and cone crusher to produce P100 – 50-mm particle size distribution. The information for this process was provided from Aker Solutions that consider an estimate of the plan operating

costs, metallurgical recovery of gold and silver; and refining charges (further details, see Section 18).

The mining cost estimate for the pit optimization process is based on NCL estimates, developed for similar projects which consider conventional open-pit mine using a truck and shovel fleet.

The overall slope angle recommended by AKL was considered in this stage, respecting the Caspiche pit stability study recommendations of September 2010.

The definitive parameters and obtained results are reported in the following sections.

(a) Base Parameters

Table 19-13 summarizes the base case economic parameters used for the Whittle® Four-X economic shell analysis and mine design.

The mining cost was estimated based on first principle calculations for a remote conventional open-pit mine using a truck and shovel fleet. Costs include direct operation and maintenance for drilling, blasting, loading, and hauling fleets. Other costs are support costs related to road, bench, and dump maintenance and ore control.

Since the oxide pit is shallow and wide, an average mining cost of USD 1.6/t was used.

Metal prices, processing costs, refining costs, and processing recoveries were provided to NCL by Exeter and Aker Solutions.

Table 19-13
Lerch-Grossman Optimization Parameters

Item	Unit	Value
Mining Cost	USD/t mined	1.6
Process Cost	USD/t	3.4
Gold Price	USD/oz	1030
Silver Price	USD/oz	15
Metallurgical Recovery – Gold	%	78.0
Metallurgical Recovery – Silver	%	34.0
Refining Gold	USD/oz	6.0
Royalty - Anglo American	% (applied over Income)	3.08
Royalty - Chilean Government	% (applied over total profit)	5.00

(b) Pit Slope Angles

The slope stability design factors used in the open pit are as per those recommended by A. Karzulovic & Asoc. Ltda. (AKL) in report “Evaluación Geotécnica, Etapa Conceptual, Proyecto Caspiche”, released in September 2010, and are summarized in Table 19-14.

Table 19-14
Slope Design

Lithology Code	Bench Stack (m)	IRA (°)	Catch Berm (m)	Batter Angle (°)
Overburden	60	37	40	70
Diatreme Breccia	160	51	40	70
Others	160	51	40	70

(c) Whittle® Pit Optimization Model Construction

Open-pit optimization was completed to obtain a set of nested pit shells to guide the design of the intermediate phases and ultimate pit for the project. The Lerchs & Grossman algorithm in the Whittle® software package was used for this optimization. The deliverables were a set of nested pit shells generated by varying the revenue factor. For this study, the revenue factor 1.0 pit shell was selected as the ultimate pit, in order to maximize the resources mined from the pit.

The ore considered for processing in the optimization was selected based on the economic value of each block. Material was considered as ore if the revenue of the block exceeded the mining and processing cost. The revenue was based on net gold and silver prices after refining charges and royalties had been deducted.

Table 19-15 lists the main expressions used to define the block value calculations in the consideration and application of the costs and taxes.

Table 19-15
Block Value Calculation

Variable	Description	Calculation
Ton	Tonnage by block	Volume * SG * topo%
RECAU	Gold Met. Recovery	
RECAG	Silver Met. Recovery	
Au	Au grade g/t	
Ag	Ag grade g/t	
IncAu	Income Gold	t*Au * RECAU * Price_Au * 0.03215
IncAg	Income Silver	t*Ag * RECAG* Price_Ag * 0.03215
CPROC	Process Cost	t * Cproc
SELLAU	Selling cost Gold	t*Au * RECAU * Sell_Au * 0.03215
SELLAG	Selling cost Silver	t*Ag * RECAG * Sell_Ag * 0.03215
MCOST	Mining Cost	t * Mcost
RyAng	Royalty Anglo American	3.08% * (IncAu + IncAg)
Profit (1)	Profit after Anglo Royalty	(IncAu + IncAg – MCOST - CPROC - SELLAU - CSELLAG - RyAng)
RyGvt	Royalty Government	5.00% * Profit (1)
Profit (2)	Profit after Gvmt Royalty	IncAu + IncAg – MCOST - CPROC - SELLAU – CSELLAG – RyGvt – RyAng

Once a minimum economic block value had been established neither a minimum cutoff grade nor raised cutoff metal grade were applied. Dilution and ore losses were not considered in this stage for the reasons noted previously.

(d) Whittle® Four-X Economic Shells Results

As noted previously, in accordance with the technical-economical parameters, Measured and Indicated resource only were used to perform the pit optimization.

Table 19-16 shows the contained mineral resources by pit of the nested pit series.

Table 19-16
Nested Pit Series

Pit	Revenue Factor	Gold Price	Total Rock	Strip Ratio	Ore			Contained Metal	
		$/oz	kt		kt	Au g/t	Au g/t	Au Koz	Ag Koz
1	0.20	206.0	135	0.00	135	1.01	3.73	4	16
5	0.24	247.2	2,766	0.04	2,652	0.87	2.23	74	190
7	0.26	267.8	4,547	0.03	4,407	0.84	2.28	120	322
9	0.28	288.4	7,370	0.03	7,147	0.81	2.15	185	494
11	0.30	309.0	9,774	0.03	9,533	0.78	2.19	238	671
13	0.32	329.6	12,989	0.04	12,520	0.74	2.26	299	908
15	0.34	350.2	15,064	0.03	14,581	0.72	2.21	339	1,036
17	0.36	370.8	18,794	0.04	18,065	0.69	2.14	403	1,241
19	0.38	391.4	26,459	0.06	24,892	0.65	2.03	522	1,621
21	0.40	412.0	29,863	0.06	28,104	0.64	1.97	576	1,783
23	0.42	432.6	38,221	0.09	35,154	0.61	1.90	690	2,143
25	0.44	453.2	40,095	0.09	36,897	0.60	1.87	717	2,224
27	0.46	473.8	43,595	0.08	40,192	0.59	1.88	764	2,427
29	0.48	494.4	46,209	0.09	42,528	0.58	1.87	796	2,551
31	0.50	515.0	49,600	0.09	45,654	0.57	1.84	838	2,707
33	0.52	535.6	52,095	0.09	47,861	0.56	1.83	867	2,819
35	0.54	556.2	55,391	0.09	50,695	0.55	1.81	903	2,950
37	0.56	576.8	57,891	0.09	53,015	0.55	1.82	930	3,100
39	0.58	597.4	59,133	0.09	54,202	0.54	1.81	943	3,156
43	0.62	638.6	65,235	0.10	59,548	0.52	1.79	1,002	3,418
45	0.64	659.2	70,164	0.11	63,447	0.51	1.75	1,045	3,570
47	0.66	679.8	73,046	0.11	65,822	0.51	1.73	1,070	3,661
49	0.68	700.4	75,032	0.11	67,564	0.50	1.73	1,087	3,752
51	0.70	721.0	78,620	0.12	70,292	0.49	1.71	1,115	3,867
53	0.72	741.6	86,310	0.13	76,276	0.48	1.66	1,173	4,081
55	0.74	762.2	87,970	0.13	77,798	0.47	1.67	1,187	4,184
57	0.76	782.8	89,622	0.13	79,252	0.47	1.67	1,200	4,245
59	0.78	803.4	91,169	0.13	80,531	0.47	1.66	1,211	4,295
61	0.80	824.0	92,447	0.13	81,531	0.47	1.66	1,220	4,349
63	0.82	844.6	97,005	0.14	84,891	0.46	1.67	1,249	4,555
65	0.84	865.2	98,268	0.14	85,935	0.46	1.66	1,258	4,595
67	0.86	885.8	102,225	0.15	88,981	0.45	1.65	1,283	4,722
69	0.88	906.4	104,047	0.15	90,472	0.45	1.65	1,294	4,791
71	0.90	927.0	105,491	0.15	91,797	0.44	1.64	1,304	4,833
73	0.92	947.6	109,440	0.16	94,621	0.44	1.63	1,327	4,970
75	0.94	968.2	110,316	0.16	95,428	0.43	1.63	1,332	5,002
77	0.96	988.8	112,552	0.16	96,895	0.43	1.63	1,344	5,076
79	0.98	1,009.4	120,671	0.18	102,028	0.42	1.65	1,383	5,397
81	1.00	1,030.0	121,522	0.18	102,698	0.42	1.64	1,388	5,423
83	1.02	1,050.6	123,307	0.19	103,741	0.42	1.64	1,396	5,478

Figure 19.8 illustrates the nested pit series as a relationship between the contained gold ounces and strip ratio. For gold prices lower than USD 430/oz, the contained metal arises quickly with a low strip ratio. Thereafter, the contained metal curve is more gentle until gold price reaches USD 720/oz, where a second jump in the strip ratio is noted.

For prices higher than USD 720/oz, the contained metal curve becomes horizontal.

The jumps in the strip ratio indicates the progressive expansion to the high wall, where the incremental strip ratio is higher than the other zones of the pit and the metal contained below is more expensive.

Figure 19.8
Strip Ratio Versus Contained Metal


Contained Gold Metal (K ounces)
Strip Ratio
Gold Price ($/oz)
Ultimate Pit
Gold Metal (K oz)
Strip Ratio

Table 19-17 illustrates the revenue factor 1.0 pit shells contained mineral resources.

Table 19-17
Revenue Factor 1.0 Pit Shells Contained Mineral Resources

Pit	Ore + Waste	Waste	Strip Ratio	Contained Mineral Resources			Contained Metal	
	Mt	Mt		Mt	Au g/t	Ag g/t	Au Moz	Ag Moz
Ultimate Pit	121.5	18.8	0.18	102.7	0.42	1.64	1.39	5.40

Figure 19.9 illustrates the pit shell at revenue factor 1.0, which exhibits shallow and wide geometries.

Figure 19.9
Optimal Pit


6938000 N
6937500 N
6937000 N
6936500 N
470000 E
470500 E
471000 E
471500 E
N
500m

19.10.4 Pit and Mining Phases Designs

(a) Final Pit Designs

A set of nested pit shells was obtained from the pit optimization and used as guides for the design of the intermediate phases and ultimate pit. The general design parameters used in the detailed pit design are listed below.

- The bench height used for design is 15 m, which matches the block height and the selected loading equipment.
- The slope parameters used for pit design were recommended by AKL and described in the previous section (see Table 19-14).
- For in pit access, 26-m-wide ramps at a 10% grade were designed to create a network of haulroads connected throughout the mining sequence. Where possible, dual ramp access is constructed to each operating phase to allow for continuous haulage.

A typical haul ramp cross section is shown in Figure 19.10.

Figure 19.10
Dual Haul Road Cross-Section



Ex-pit mine roads consider 30-m width and 10% maximum grade.

- An expansion width of 150 m was considered, in order to place two hydraulic shovels and one access for haulage and support equipment onto the bench. When the design requires, a minimum of 80 m of expansion width was accepted, with one hydraulic shovel digging area and good accessibility for hauling and other services.

- The pit design considers a single exit on the west side of the pit which provides access to the primary crusher, and a second exit on the east side of the pit to provide access to the waste dump area. The final pit is 1.1-km long in the north-south direction and 1.0-km wide in the east-west direction. The highest wall is about 350 m on the south-east side. The total area impacted by the pit is about 75 ha.

Figure 19.11 shows the final pit design.

Figure 19.11
Final Pit Design


6937800 N
6937650 N
6937500 N
6937350 N
6937200 N
6937050 N
6936900 N
6936750 N
4345
4240
4255
4375
N
300m
470400 E
470550 E
470700 E
470850 E
471000 E
471150 E
471300 E
471450 E

(b) Mining Phases Design

The conclusion of the pit optimization stage provided the input to design a series of practical phases.

The ultimate pit has been divided into three phases based on optimized nested pit shell guidance, gold grade, strip ratio and the ability to access the pit.

The three phases are illustrated in Figure 19.12, where each individual phase is represented in one bench. Figure 19.13 illustrates the mining sequence.

Figure 19.12
Mining Sequence – Bench 4330


N
6937350 N
6937200 N
6937050 N
OX-F01
OX-F02
OX-F03
470250 E
470400 E
470550 E
470700 E
470850 E
471000 E
150m

Figure 19.13
Mining Sequence


4270
4375
300m
4345
4270
4366
4315
4465
300m
4345
4240
4255
4375
300m

Phase 1 targets the most profitable area in the centre part of the pit. This phase is shallow and wide, the crest elevation is 4406 m.a.s.l. and the pit bottom elevation is 4270 m.a.s.l.

Phase 2 mines the eastern part of the pit. This phase maintains the same shallow and wide characteristics of Phase 1. Phase 2 contains much more ore than Phase 1, but at a lower gold grade. The crest elevation is 4600 m.a.s.l. and the pit bottom elevation is 4225 m.a.s.l.

Phase 3 mines the western part of the pit, a portion of ore with lower grade and high strip ratio. The crest elevation is 4465 m.a.s.l. and the pit bottom elevation is 4240 m.a.s.l.

A revision by the geo-mechanical specialists AKL has been completed, which indicated the phase designs are stable and have acceptable safety factors for a prefeasibility level study.

(c) Comparison of Pit Design and Optimized Shells

The optimized pit shells and ultimate pit design volumetric are compared in Table 19-18. The two shapes are shown graphically in Figure 19.14.

The ultimate pit design, although slightly smaller, fits well within the Whittle® optimized pit shell. Total material increases by 5%, due to the irregular shape of the pit.

Ore quantities and contained metal are only 3% different. These differences are within an acceptable range.

Table 19-18
Design Versus Ultimate Pit Shell Comparison

Item	Ultimate Shell	Mine Design	Difference (%)
Total Ore (Mt)	**102.7**	**101.7**	**-1%**
Gold Grade (g/t)	0.42	0.412	-2%
Silver Grade (g/t)	1.64	1.64	0%
Contained Gold Metal (M oz)	1.39	1.35	-3%
Contained Silver Metal (M oz)	5.4	5.36	-1%
Total Ore + Waste (Mt)	**121.5**	**128.0**	**5%**
Strip Ratio	0.18	0.26	44%

Figure 19.14
Plots of Ultimate Pit Shell Compared to Mine Design


Ultimate Pit
(Green)
Practical Pit
(Red)
500m
Bench 4330
Practical Pit
(Red)
Ultimate Pit
(Green)
200m

(d) Tabulation of Pit Contained Mineral Resources

Table 19-19 summarizes the contained mineral resources for the final design pit. Table 19-20 summarizes contained mineral resources for the individual mining phases. Both tables consider profit zero cu-off grade. The tables include only Measured and Indicated resources. Inferred resources are considered as waste material.

The mineral resources were summarized after applying the profit zero cutoff grade condition, where profit by block is defined by gold and silver incomes minus process cost, mining cost, refining charges and taxes. The list of expressions used was mentioned in the previous section.

At profit zero cutoff grade, the final pit contains 101.7 Mt at a gold grade of 0.41 g/t, silver grade of 1.64 g/t, 1.35 Moz contained gold and 5.36 Moz contained silver.

Table 19-19
Contained Mineral Resources

Classification	Mineral Resources			Contained Metal		Waste	Total Material	Strip Ratio
	'000 t	Au g/t	Ag g/t	Au Moz	Ag Moz	'000 t	'000 t	
Measured	38 759	0.476	1.537	0.59	1.92			-
Indicated	62 983	0.373	1.701	0.76	3.44			-
Total Measured + Indicated	**101 741**	**0.412**	**1.639**	**1.35**	**5.36**	**26,285**	**128,026**	**0.26**

Figure 19.15 illustrates the contained mineral resources by phase, where Phase 1 contains a very low strip ratio and high gold resources and Phases 2 and 3 have a similar low gold grade and strip ratio

Figure 19.15
Contained Mineral Resources By Phase


Tonnage (kt)
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
Au Grade - Ag Grade (g/t)
Ox-F01
Ox-F02
Ox-F03
Resource Tonnage
Rock Tonnage
Au Grade
Ag Grade

Table 19-20 summarizes the contained mineral resources by pit phase.

Table 19-20
Contained Mineral Resources By Phase

Pit	Mineral Resources			Contained Metal		Waste	Total Material	Strip Ratio
	'000 t	Au g/t	Ag g/t	Au Moz	Ag Moz	kt	kt	
Ox-F01	14 662	0.65	1.76	0.31	0.83	511.5	15 173	0.03
Ox-F02	50 748	0.38	1.63	0.61	2.66	13 263	64 010	0.26
Ox-F03	36 332	0.37	1.61	0.43	1.87	12 511	48 843	0.34
TOTAL	**101 741**	**0.41**	**1.64**	**1.35**	**5.36**	**26 285**	**128 026**	**0.26**

These contained mineral resources are the basis for the mine design and production schedule. No dilution, ore losses, nor an elevated cutoff grade strategy were applied for the reasons indicated previously.

(e) Mine Production Schedule

A mine production schedule was developed to show the ore tonnes, metal grades, total material and waste material by year through the life of the mine. The distribution of ore and waste contained in each of the mining phases was used to

develop the schedule, ensuring that criteria such as continuous ore exposure, mining accessibility, and consistent material movements were met.

The mine plan developed by NCL does not include any special provisions for dilution, because the resource block model is considered as already diluted. NCL considered a 100% ore mining recovery due to the continuity characteristics of the ore.

The mine production schedule was generated from the phases and final pit design, in addition to the determination of contained mineral resources.

A profit zero marginal cutoff defines the separation between ore and waste. The mining sequence targets the high gold in the initial phase and due to the short life of mine of the project, an elevated cutoff grade strategy was not applied.

Table 19-21 summarizes the total contained mineral resources, ore feed rate and mine movement rate associated to the developed scenario.

Table 19-21
Mine Schedule Summary

Contained Mineral Resources				Mine Schedule		
Resources (000 t)	**Au** (g/t)	**Ag** (g/t)	**Resources and Waste** ('000 t)	**LOM Years**	**Ore Feed** ('000 t/d)	**Ore and Waste** ('000 t/d)
101 741	0.41	1.64	128 026	5	62	75

A 5-month prestripping period to satisfy construction material requirements has been included. For this requirement, the total material moved during the life of mine varies during time. During the prestripping period, the construction requirement amounts to 3.6 Mt; in Year 1 it amounts to 0.29 Mt, and finally during Year 2 it amounts to 0.44 Mt. Table 19-22 summarizes the total required construction tonnage.

Table 19-22
Requirement of Waste Material for Construction

Requirement for Construction	**Option 2**	
	Volume (m^3)	**Tonnage** t @ 2.0 (t/m^3)
Massive mine fill (truck dump pocket / crushing)	8 830	17 660
Massive mine fill (first platform Leach Pad)	1 503 680	3 007 360
Basal Improvement Mine fill (d=0.5 m)	667 300	1 334 600
TOTAL	**2 179 810**	**4 359 620**

For the project, the ore feed rate is 62 000 t/d, and total mine movement is 75 000 t/d.

The plant feed rates for Year 1 corresponds to the estimated ramp-up of the processing plant, provided to NCL by Aker Solutions.

Table 19-23 shows the detailed report of the mine schedule.

Table 19-23
Mine Schedule

Period	Oxide Ore			Ore + Waste	Metal		Oxide Ore	Ore + Waste	Strip Ratio
	'000 t	Au g/t	Ag g/t	'000 t	Au '000 oz	Ag '000 oz	'000 t/d	'000 t/d	
Y00				3 626	-	-	-	10	-
Y01	17 272	0.449	2.170	19 660	249	1 205	48	55	0.14
Y02	22 670	0.432	1.760	27 884	315	1 283	63	77	0.23
Y03	22 670	0.374	1.445	25 827	273	1 053	63	72	0.14
Y04	22 670	0.404	1.822	28 612	294	1 328	63	79	0.26
Y05	16 459	0.411	0.930	22 419	217	492	46	62	0.36
TOTAL	**101 741**	**0.412**	**1.639**	**128 026**	**1 349**	**5 361**			**0.26**

One waste rock storage area at the east of the pit was designed for the project. The waste facility considers a swell factor of 30% after compaction of the waste material.

19.10.5 Mineral Reserve

The mineral resource calculated in September 2010 by AMEC was used for the conversion to mineral reserve as described below.

Optimized shells obtained with Measured and Indicated resources were selected as guides for mine designs. The mineral reserves were formally defined as diluted mineral resources contained by the pit, above the internal cutoff grade of profit zero. Contained Measured resources were transformed to Proven reserves and contained Indicated resources were transformed into Probable reserves. Inferred mineral resources were not converted to mineral reserves and were instead treated as waste for mine planning purposes.

It is the opinion of the Qualified Person of NCL that the mine production schedule defines the mineral reserve for a mining project. The total mineral reserve for the Oxide Stand Alone Caspiche Project amounts to 101.7 Mt at a gold grade of 1.412 g/t, a silver grade of 1.639 g/t containing 1,349,000-oz gold and 5,360,000-oz silver. Table 19-24 summarizes the mineral reserve estimate.

Table 19-24
Proven and Probable Mineral Reserves Current as at May 2011

Classification	Oxide Ore			Contained Au	Contained Ag
	('000 t)	Au (g/t)	Ag (g/t)	(Moz)	(Moz)
Proven	38 759	0.476	1.537	0.59	1.92
Probable	62 983	0.373	1.701	0.76	3.44
TOTAL	**101 741**	**0.412**	**1.639**	**1.35**	**5.36**
Strip Ratio 0.26:1					

All mining modifiers, including aspects relating to metallurgy, processing, infrastructure and / or mining have been included in the mineral reserve determination. environmental, permitting, legal, title, taxation, socioeconomic, marketing, and or political factors have also been considered, where relevant, and are discussed in various sections of this report.

20 Other Relevant Data and Information

The information presented in Item 20.1, Geotechnical Studies, is a summary of the technical report "Nota Geotecnica No. NCL 2011-01" prepared by AKL Ltda in March 2011.

20.1 Geotechnical Studies

20.1.1 Pit Geotechnical Studies

The stability of the pit has been reviewed according to existing and available geotechnical database and information, which considers the following issues:

- All databases from previous campaigns were used
- The Hoek & Brown methodology version 2002 was used
- Estimation was made according to similar operations and conditions for certain geotechnical units where no data was available.

Due to the similarity of the geological and geotechnical characteristics of the rock, a set of grouped rocks have been defined as geotechnical units. Figure 20.1 illustrates a typical vertical section of the pit and the presented units, which consider the combination between lithology (breccia, intrusive, basement, volcanic) and the degree of alteration (strong, moderate and weak).

Figure 20.1
Geotechnical Units – Oxide Stand-Alone Project


Unidades Geotécnicas
Unidad
(Simbologia)
FALLA
Brecha - Mediana
Roca Intrusiva - Mediana
Roca Volcanica - Mediana

Since the pit is shallow and wide, the stability analysis considers only one vertical section crossing the main and critical wall, where interramp stability and overall slope angle have been checked. Structural analysis of bench-berm configuration is not included in this revision and it is suggested that this be analyzed in future studies.

Figure 20.2 shows the trace of the selected vertical section over the pit wall. The projection of the lithology and alteration models have been created by NCL, based on the most recent geological resources model of the project.

Figure 20.2
Final Pit - Stability Analysis


N
6937800 N
6937600 N
6937400 N
6937200 N
6937000 N
6936800 N
200m
Section
470400 E
470600 E
470800 E
471000 E
471200 E
471400 E
471600 E

For the analysis, the following criteria have been considered:

- Bench-berm configuration which considers 15-m bench height, 70 degrees batter angle and 49 degrees interramp angle
- The rock strength is directional.

The hydrogeological condition of the rock is described in the “Geotechnical Evaluation, Pre-feasibility stage, Caspiche Project” report.

Supported by the Slide 5.0 software [Rocscience (2005)], the critical surface of failure analysis by the GLE method (General limit equilibrium method) was carried out. According to the results the following are valid.

- There is no stability problem for both designed pit. The worst quality B-F geotechnical unit is found in the lower part of the section, representing no problems on the overall wall stability.

- The derived safety factors of the interramp angle (IRA) and the overall slope angles for the pit represent an acceptable stability for the pits.
- In the pit, the IRA was 49° and the overall slope angle was 39°, with a maximum depth of 290 m.
- Should overburden or unconsolidated materials be found in the initial benches, future work should consider that the interramp angle must be corrected to 37 degrees, a safety berm must be left where the contact between rock and OB occurs and limit the maximum interramp wall height limited to 60 m.
- In the case of the B-F geotechnical unit, an interramp angle of 43° must be used, a maximum interramp wall height lower than 200 m and a safety berm of 40 m must be considered.

A later optimization analysis was completed by AKL, where the following issues were identified:

- Maximum slope height of 300 m
- Maximum interramp height of 160 m
- Maximum interramp slope angle of 51 degrees, except overburden material which considers 37 degrees
- Maximum overall slope angle of 47 degrees
- Maintain the ramp configuration on any wall.

The definitive designs included all these improvements.

20.1.2 Waste Dump

The stability of the waste dump design has been reviewed according to existing and available geotechnical database and information. Figure 20.3 illustrates the general arrangement, where the waste dump has been designed according the following criteria:

- Maximum interramp height of 90 m
- Maximum global height of 140 m
- Intermediate berm of 35 m
- Interramp angle of 37 degrees
- Overall slope angle of 30 degrees.

Figure 20.3
Pit and Waste Dump Layout


6939000 N
6938500 N
6938000 N
6937500 N
6937000 N
6936500 N
469500 E
470000 E
470500 E
471000 E
471500 E
Waste Dump
Pit
500m
N

Those criteria were preliminary geotechnical recommendations based on similar conditions of other large waste dumps.

Due to the characteristics of the waste dump location and low height of the overall design, there is no stability problem in the current designs, which are acceptable for prefeasibility level.

For future stages, a new geotechnical study is recommended to determine the quality of the foundations and improve the design base from these new inputs.

21 Interpretation and Conclusions

In general, the oxide project contains mineral reserves of 101.7 Mt with a gold and silver average grade of 0.41 g/t and 1.64 g/t, respectively.

Based on the sensitivity analyses, the oxide pit is highly sensitive to changes in gold recovery, process cost and mining cost. Of these factors, gold recovery has the greatest influence on the size of the pit, followed by processing cost.

The conclusion of the pit optimization stage provided the design for a series of practical phases within the final pit. The ultimate pit has been divided into three phases based on optimized nested pit shell guidance, gold grade, strip ratio and the ability to access the pit.

The optimized pit shells and ultimate pit design volumetrics were compared, the ultimate pit design, although slightly smaller, fits well within the Whittle® optimized pit shell. Total material decreases by 1%, due to the irregular shape of the pit. Ore quantities and contained metal are only 3% different. These differences are considered within an acceptable range.

The final pit and intermediate phases are wide and shallow, mine production is achievable with low risk.

For waste storage, a waste dump volume has been designed to contain all of this material.

The main mining equipment is considered as being leased, as such the costs associated with this equipment are distributed as operating costs. Other investments considered as capital costs total USD 9.7 million.

A 5-yr two-stage crushing and heap leaching operation was developed to a prefeasibility level of accuracy and generated the economic results shown in Table 21-1.

Table 21-1
Main Economic Results

Revenue (USD million)	CAPEX (USD million)	OPEX (USD million)	NPV (USD million)	IRR %	Payback Years
1,241.0	335.6	517.6	329.5	34.4	3.2

The positive economics observed for this operation merit that development continues to the Feasibility Stage.

Ore key production indicators for the operation are:

- Total Rock: 128 Mt
- Strip Ratio: 0.26
- Ore: 101.7 Mt
- Gold Grade: 0.41 g/t
- Silver Grade: 1.64 g/t
- Contained Gold: 1.35 Moz
- Contained Silver: 5.36 Moz.

The schedule for recovered metal is shown in Table 21-2.

Table 21-2
Production Program

Year	Gold Production (oz/yr)	Silver Production (oz/yr)
Y01	170,170	358,493
Y02	239,206	432,843
Y03	216,744	367,845
Y04	227,546	439,834
Y05	198,352	223,763
TOTAL OUNCES	**1,052,018**	**1,822,778**

The relevant factors for the economic indices are the gold price, the gold metallurgical recovery and the capital and operating costs in the leaching area.

Improving the technical and economic parameters during the Feasibility Study will increase the confidence level, decrease the contingence factor and identify new opportunities to decrease the capital and operating costs.

22 Recommendations

22.1 Introduction

Assuming that the outcome of the PFS and cash flow model meets Exeter's internal requirements to proceed, it is recommended that a Definitive Feasibility Study (DFS) be completed to confirm the economics at a higher level of accuracy (±10 to 15%).

Continuing success and support from ongoing programs could result in the undertaking of a Detailed Engineering Study in due course.

A proposed schedule and budget for these and associated activities have been presented in Figure 22.1 and Table 22-1. Note that these are indicative only and subject to further revision as the project develops and new information becomes available. Detailed engineering is contingent on a positive result from the DFS.

Table 22-1
Proposed Budget for Future Work

	USD
Definitive Feasibility Study Stage	3,862,000
Detail Engineering Stage	8,883,000
EIA	500,000
Geotechnical Studies	300,000
Hydrology and Hydrogeological Studies	300,000
Additional Metallurgical Testwork	300,000
Supporting sterilization and geotechnical drilling	3,000,000

A preliminary list of work to be completed during the next phase the Definitive Feasibility Phase (along with some comments on the required supporting works such as the EIA which would progress in parallel has been provided in Item 22.2).

22.2 Proposed Future Work to support the DFS

22.2.1 Resources

- A new mineral resource estimate should be prepared, incorporating all new exploration and drilling information generated since the resource estimate used in this Technical Report. The updated resource estimate would form the basis for a reserve estimate developed as part of the DFS.

- Variography should be updated, taking account of all new data.

22.2.2 Condemnation Drilling

In addition to condemnation work already completed, the DFS should include a drilling program for geotechnical purposes for the leach and pond areas, as well as mining infrastructure, the results from which will also serve to confirm the absence of significant mineralization.

Figure 22.1 – Proposed Potential Schedule for Future Work

Implementation Program	Start	End	2011					2012												2013				
			Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May
Feasibility Study	Aug-11	Feb-12																						
Decision to Investment	Mar-12	Apr-12																						
Detail Engineering*	May-12	Apr-13																						
EIA preparation	Oct-11	Apr-12																						
EIA Approval*	May-12	Apr-13																						
Geotechnical Studies	Oct-11	Mar-12																						
Water Hydrology Studies	Oct-11	Dec-11																						
Hydrogeological Studies	Oct-11	Mar-12																						
Metalurgical Testwork	Aug-11	Dec-11																						

*Contingent on results from DFS and associated work programs

22.2.3 Mining

The mining study should be refined, where possible, to optimize grade profiles. Following receipt of any updated resource model, it should be reviewed and incorporate any revised process parameters and geotechnical recommendations for pit slope design.

22.2.4 Metallurgical Testwork

Heap Leach

The potential for coarsening the crush size to heap leach should be reviewed in the light of possible reduction in operating costs and any potential losses in precious metal recovery evaluated. Ideally, this review will be in the form of a trade-off study completed early in the DFS process.

22.2.5 Geotechnical Studies

Any changes to a different crush size may require additional permeability work testwork, although normally coarser sizes exhibit better load-permeability characteristics.

(a) Pit

- The feasibility study should include a basic geotechnical activity plan to allow for expansion of the geotechnical database once pit development starts and ensure a quality control system is in place. This should include the requirement to process and assess geotechnical data in real time so that any critical conditions not foreseen can be readily identified.

- A stability analysis on higher risk areas should be carried out even though the oxide pit is relatively shallow, in particular with regards to seismicity.

(b) Heap Leach Pads, Ponds and Waste Stockpiles

- The geotechnical characteristics of the Caspiche leach pad, pond and waste dump areas should be investigated to allow detailed design to proceed to feasibility levels, Process Plant and Internal Infrastructure.

- A more detailed geotechnical investigation of the main infrastructure areas is warranted to confirm the suitability load bearing positions and any nearby slopes or structures. Particular attention should be given to proposed crusher, vibrating screen and bin locations.

22.2.6 Hydrogeology and Hydrology

- There are no apparent seepage areas within the pit; however, this needs to be confirmed and studies carried out to refine the model.

- Permeability of the rock mass to surface water in the vicinity of the planned infrastructure should be investigated as part of the feasibility design. While permafrost is not believed to be an issue, the impact of the spring thaw on facilities should be considered within a risk analysis framework.

22.2.7 Heap Leach

- Feasibility designs should consider level instrumentation to obtain information regarding water level fluctuations, to help the sizing of the underdrain system.

- A detailed seasonal water balance should be developed especially for the first 2 years of operation to assist in operational planning. Investigate use of crushed ore as the source for the overliner, rather than an off-site source of durable material.
- Define the ore moisture content for both the dry and wet seasons.
- Potential expansions to the leach pads and ponds should be considered in case additional material is required to be leached, for example, amenable transition or sulphide material.

22.2.8 Site Water Balance

As negotiations proceed with potential third party water suppliers, additional Exeter studies will be required to confirm the supply parameters. Alternatively, if negotiations fail, the current studies into Exeter's own water supply options must continue and be fast tracked to avoid excessive project delays. The DFS should update this situation and include a detailed risk analysis of all options.

As the operations are currently planned, water usage will be controlled to ensure the development does not have excess water. However, in case of unusual precipitation or snowmelt, contingency plans should be developed to address cyanide destruction for any excess water in a treatment plant.

22.2.9 Stormwater Management

- A site-wide water balance modeling and unsaturated flow modeling of waste dumps should be undertaken to provide more precise estimates of potential contact water flows and volumes requiring downstream treatment and/or containment, and to optimize reuse of diverted non-contact and contact waters as process water, or in other areas of the mine operation such as dust control.
- A more detailed risk analysis of occurrence of precipitation events should be considered, particularly for the design events considered to date.
- As the ore and waste sources are fully oxidized, there appears to be little potential for acid rock drainage; however, kinetic tests (humidity cell) on heap leach residues and waste rock should be considered to confirm these assumptions.

22.2.10 Transport Studies

Parts of the main access road from Tierra Amarilla are challenging for heavy goods and personnel transport, even though existing mines and advanced development projects use them daily.

Exeter should carry out a detailed transport study during the feasibility stage to confirm any road modifications or improvements to assist efficiencies.

22.2.11 Submission of the EIA

The environmental impact study document will be prepared based on the baseline studies completed and any further requirements. Proposed timeline for the completion of the EIA document is shown in Figure 22.1.

Timing

It should be noted that all of the additional geotechnical studies, environmental works, metallurgical testworks, and any other fieldworks recommended are generally independent

of studies carried out in the course of the DFS, and should be done prior to the commencement or during the first months of the DFS study.

22.3 Opportunities and Risks

(a) Mining opportunities are presented in the context of an analysis of mining strengths, weaknesses, opportunities and threats (SWOT analysis).

The main strengths of the project as presented in the PFS are:

- The mine plan is executable and with low risk of delivering the scheduled production
- Prestripping is relatively low and allows for an adequate ramp up of productivity and meets the requirement for construction
- The pit and waste dump designs follow the geotechnical recommendations closely
- Conventional and proven mine equipment has been considered
- There is flexibility to adapt the mine plan to other requirements, once the operations prove that mining difficulties are manageable.

In parallel to these strengths, the following potential weaknesses can be recognized:

- Low grade material production may be sustained for a long time
- Large impact of the metallurgical recoveries over the reserves and economics of the project.
- The selected hydraulic shovel while providing flexibility may not be optimal for the selected bench height and bulldozers have been allocated to support with loading and cleaning work.

The main opportunities identified in the mining area are:

- Potential exists for leaching of the amenable mixed and sulphide materials, in a larger mining scenario
- A better disposal of the ore by grade in the leach pad could improve the metal recovered by period
- The mine has flexibility in the operation and production, throughput may be increased with low risk
- Due to the short life of the project, advantages may be obtained by operating with contractors
- The height of the benches could be reduced or split into two 7.5-m lifts to optimize the bench height for the shovel size and improve selectivity; this would be linked to a smaller block size
- Geotechnical studies to analyze a double bench configuration should be considered to provide a wider catch berm.

The main threat to the project from the mine perspective is high altitude and bad winter conditions that may affect production.

(b) Process Plant Opportunities

- Review the possibility of using a shorter initial leaching with higher lifts. During the project life, as long as the leach pad loading continues, the production levels

should not vary until there is no more fresh ore. This would allow more of the pad preparation costs to be deferred, reducing the pumping OPEX, because of the smaller leaching area, hence requiring a smaller ADR plant.

- Testing the suitability of the material to be processed with HPGRs. This would generate micro cracks in the ore particles improving leach solution penetration.
- Early purchase of the back-up generator, in order to use them for the construction camp.
- Placing the leach pad at a lower elevation near the road would reduce the elevation of the top of the leach pad.
- Relocating the ADR plant, placing it closer to the road, reducing earthworks.
- Preparation of a detailed model of the leach pad filling to distribute the pad costs through life of mine.

There is a processing risk in that the maximum capacity of the jaw crusher is approximately 475 t/h, thus a significant increase in the modeled +100-mm size fraction of the ROM ore has potential to reduce the total plant capacity.

(c) Infrastructure Opportunities

- Sharing freshwater civil works or even the freshwater line with nearby project sites (i.e., Cerro Casale).
- Taking advantage of the temporary buildings (camp, office, warehouse, etc.) and use those facilities for the whole life of the project.

An opportunity that can increase the NPV considers the power supply for the project comes from the existing 110-kV OH-line feeding a nearby mining complex. This OH-line originates from the Cerrillos Substation and is part of the Central Interconnected System (SIC) in the region. This OH-line has additional capacity to support the demand required by the Caspiche Project (12 MW).

The 110-kV OH-line for Caspiche would come from a tap-off from the existing OH-line at a point located approximately 12 km from the project. This OH-line would be built with the same type of line conductor terminating at the incoming portal of the Caspiche main substation.

The Caspiche substation shall be air insulated (AIS) consisting of a 110-kV switchyard with two transformers of 16/20 MVA, 110/13.8 kV rating. Each transformer would include its respective switching and protection devices supplemented by an electrical room containing the 13.8-kV main switchgear from which the various power feeders for different areas of the plant will be distributed by OH-line. The electrical room also contains control, communication, protection and energy metering panels for incoming OH-line and the transformers respectively.

In this approach, three 1000-kW diesel generators would be considered for energy backup to essential loads of the plant, in case of interruption of the SIC system.

This power supply alternative indicates favourable economics and discussions with third parties should be continued.

A project risk exists regarding the project water supply. For this prefeasibility stage, it was assumed that the freshwater requirement is available. However, Exeter needs to move to guarantee the necessary water rights during the feasibility study. In Chile, it is necessary to have the approval of the government bodies to exploit granted water rights. Exeter is

exploring all options to secure and guarantee sufficient water and also holds sufficient water rights under existing option agreements. Costs have been allocated to resolve this issue and further mitigate the risk.

23 References

AKL Ltda., Nota Geotechnica No. NCL 2011-01, March 2011.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003, Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 23, 2003.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2005, CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, December 2005.

Galaz, L. J., 2008, Descripción de Equipo, GPS O Navegadores Manuales, y Coordenadas IGM versus DIFROL, unpublished report prepared for Exeter, November, 2008.

G & T Metallurgical Services Ltd., 2009a, Preliminary Assessment of the Caspiche Deposit, reference KM2311, unpublished report prepared for Exeter, March 2009.

G & T Metallurgical Services Ltd., 2009b, Further Process Development of the Caspiche Deposit, reference KM2403, unpublished report prepared for Exeter, September 2009.

G & T Metallurgical Services Ltd., 2009c, Further Metallurgical Assessment of the Caspiche Deposit, reference KM2487, unpublished report prepared for Exeter, December 2009.

G & T Metallurgical Services Ltd., 2010, Advanced Metallurgical Assessment of Ore Type Composites from the Caspiche Deposit, reference KM2555, unpublished report prepared for Exeter, June 2010.

Gonzalez, 2009, Caspiche Water and Power Benchmark Study, April 19, 2009, unpublished report prepared for Exeter Resource Corporation.

Inversiones IAL Ambiental Limitada, Proyecto Studio de Linea Base, Proyecto Minero Caspiche, August 2010.

Karzulovic & Asoc. Ltda, (AKL), Evaluacion Geotechnica, Etapa Conceptual, Proyecto Caspiche, September 2010.

McClelland Laboratories Inc., 2009, Report on Heap Leach Cyanidation Testing – Caspiche Oxide Ore Drill Core Composites, MLI Job No 3315, unpublished report prepared for Exeter, May 2009.

McClelland Laboratories, Report on Heap Leaching Cyanidation Testing – Caspiche Drill Core Composites, March 2, 2011.

Mir, P., 2010, Sociedad Contractual Minera Eton Chile, 3 March 2010, unpublished letter to Exeter Resource Corporation from Bofill Mir Abogados.

Perkins, J., 2009, Exeter 2008 Metallurgical Testing, unpublished report prepared for Exeter Resource Corporation.

SGA Limitada, 2007, Declaración de Impacto Ambiental, Proyecto Exploraciones Caspiche Central de Sociedad Contractual Minera Eton Chile, unpublished report prepared for Exeter Resource Corporation, 31 August 2007.

SGA Limitada, 2008, Declaración de Impacto Ambiental, Proyecto Ampliacion Caspiche Central de Sociedad Contractual Minera Eton Chile, unpublished report prepared for Exter Resource Corporation, 12 July 2008.

SGS Canada Inc., An investigation into Flotation Evaluation of Two Test Composites from the Caspiche Project, referrence 12403-001, unpublished report prepared for Exeter, July 2010.

Tolman, J.T. and Perkins, J., 2010, Caspiche Property, Region III, Chile, NI 43-101 Technical Report, Prepared for Exeter Resource Corporation, 13 September 2010.

Tolman, J., Van Kerkvoort, G., and Perkins, J., 2008, Caspiche Project, February 9, 2009, Technical Report, Region III, Chile, Prepared for Exeter Resource Corporation, 9 February 2009.

Van Kerkvoort, G., Delendatti, G.L.A., and Perkins, J., 2008, Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile, Prepared for Exeter Resource Corporation, 26 April 2008.

Vila, T., and Sillitoe, R., 1991 Gold Rich Porphyry Systems in the Maricunga Belt, Northern Chile, Journal of Economic Geology, Vol. 86, pp. 1238-1260.

Wakefield, T. W., and Marinho, R., 2009a, Caspiche Property, Region III, Chile, NI 43-101 Technical Report, Prepared for Exeter Resource Corporation, 27 March 2009.

Wakefield, T. W., and Marinho, R., 2009b, Caspiche Property, Region III, Chile, NI 43-101 Technical Report, Prepared for Exeter Resource Corporation, 14 September 2009, Revised Date: 19 October 2009.

Wakefield, T. W., and Marinho, R., 2010, Caspiche Property, Region III, Chile, NI 43-101 Technical Report, Prepared for Exeter Resource Corporation, 12 March 2010.

24 Date and Signature Page

The effective date of this Technical Report, entitled 'Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile" is June 6, 2011. The undersigned have prepared the Prefeasibility Study in accordance with the National Instrument 43-101F1 guidelines for Technical Reports.

Dated at Toronto, Ontario

(SIGNED) July 6, 2011
Alex Duggan, P.Eng.

Dated at Toronto, Ontario

(SIGNED) July 6, 2011
Graham Holmes, P.Eng.

(SIGNED) July 8, 2011
Rodrigo Alves Marinho, CPG-AIPG

(SIGNED) July 8, 2011
Eduardo Rosselot, C.Eng., MIMMM

(SIGNED) July 8, 2011
Ricardo P. Sepulveda S., CPG-AIPG

(SIGNED) July 7, 2011
Armando Simón, Ph.D., P.Geo. (AIG, APGO)

24 Date and Signature Page

CERTIFICATE

Alex Duggan, P.Eng.
2680 Matheson Blvd East
Suite 102
Mississauga, Ontario, Ontario
L4W 0A5
Telephone: (416) 343-9207
Fax: (416) 343-9300
Email: alex.duggn@jacobs.com

CERTIFICATE of Author

I, Alex Duggan, P.Eng. do certify that:

1. I have been retained by Aker Solutions Canada Inc. (Aker Solutions), Davisville Centre, Suite 301 South, 1920 Yonge Street, Toronto, Ontario, Canada, M4S 3E2, as a Cost Estimator to review cost estimates prepared for the Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile for Exeter Resource Corporation, effective June 6, 2011
2. I hold the following academic qualifications:

   B.Sc., Civil Engineering, University of Aston, Birmingham, U.K., 1982
   M.Sc., Planning, University of Salford, U.K., 1984.
3. I am a member of the Professional Engineers Ontario.
4. I have worked as an Estimator in the mining and heavy industries for 25 years.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible for the review of Sections 25.7 to 25.9, and portions of Sections 21 and 22. I have not visited the Caspiche property site.
7. I have not had prior involvement with the property that is the subject of the Technical Report.
8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in Item 1.5 of National Instrument 43-101.
10. I have read National Instrument 43-101 and this Technical Report has been prepared in compliance with that instrument.

11. As of the date of this certificate, I have read the Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile and that part of the Technical Report that I am responsible for (Sections 25.7 to 25.9 and portions of Sections 21 and 22) has been prepared in compliance with the requirements of NI 43-101.

Dated this 6th day of July 2011.

"Signed and Sealed"

LICENSED PROFESSIONAL ENGINEER
A. G. DUGGAN
100103898
PROVINCE OF ONTARIO

Alex Duggan, P.Eng.

AkerSolutions

CONSENT

Alex Duggan, P.Eng.
2680 Matheson Blvd East
Suite 102
Mississauga, Ontario, Ontario
L4W 0A5

Telephone: (416) 343-9207
Fax: (416) 343-9300
Email: alex.duggn@jacobs.com

CONSENT of Qualified Person

I, Alex Duggan, consent to the public filing of the Technical Report titled Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile and dated June 6, 2011 (the "Technical Report") by Exeter Resource Corporation.

I also consent to any extracts from or a summary of the Technical Report in the June 6, 2011 news release titled "Exeter Completes Positive Prefeasibility Study for its Caspiche Project" of Exeter Resource Corporation.

I certify that I have read the June 6, 2011 news release that the report supports being filed by Exeter Resource Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 6th day of July 2011.

LICENSED PROFESSIONAL ENGINEER
A. D. DUGGAN
100103898
PROVINCE OF ONTARIO

Alex Duggan, P.Eng.

24 Date and Signature Page

CERTIFICATE

Graham Holmes, P.Eng.
Jacobs Minerals Canada Inc.
Suite 301 South, 1920 Yonge Street
Toronto, Ontario, Canada
M4S 3E2
Telephone: (416) 343-9204
Fax: (416) 343-9300
Email: graham.holmes@jacobs.com

CERTIFICATE of Author

I, Graham Holmes, P.Eng., do hereby certify that:

1. I am Manager Process Technology and coordinator of the Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile for Exeter Resource Corporation, effective June 6, 2011.
2. I graduated with a degree in Mineral Processing from the Royal School of Mines, Imperial College, London University in 1966.
3. I am a member of the Professional Engineers Ontario.
4. I have worked as an engineer for a total of 42 years since my graduation from university.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible for the preparation of Sections 3, 18, 25.2 and parts of Sections 21 and 22 of the Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile for Exeter Resource Corporation, effective June 6, 2011.
7. I have not had prior involvement with the property that is the subject of the Technical Report. I have not visited the site.
8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in Item 1.5 of National Instrument 43-101.
10. I have read National Instrument 43-101. Technical Report has been prepared in compliance with that instrument.

11. As of the date of this certificate, I have read the Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile and that part of the Technical Report that I am responsible for (Sections 3, 18, 25.2 and parts of Sections 21 and 22) has been prepared in compliance with the requirements of NI 43-101.

Dated this 6th day of July 2011.

"Signed and Sealed"

LICENSED PROFESSIONAL ENGINEER
G. P. HOLMES
PROVINCE OF ONTARIO

Graham Holmes, P.Eng.

CONSENT

Graham Holmes, P.Eng.
Jacobs Minerals Canada Inc.
Suite 301 South, 1920 Yonge Street
Toronto, Ontario, Canada
M4S 3E2
Telephone: (416) 343-9204
Fax: (416) 343-9300
Email: graham.holmes@jacobs.com

CONSENT of Qualified Person

I, Graham Holmes, consent to the public filing of the Technical Report titled Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile and dated June 6, 2011 (the "Technical Report") by Exeter Resource Corporation.

I also consent to any extracts from or a summary of the Technical Report in the June 6, 2011 news release titled "Exeter Completes Positive Prefeasibility Study for its Caspiche Project" of Exeter Resource Corporation.

I certify that I have read the June 6, 2011 news release that the report supports being filed by Exeter Resource Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 6th day of July 2011

LICENSED PROFESSIONAL ENGINEER G. P. HOLMES PROVINCE OF ONTARIO

Graham Holmes, P.Eng.

24 Date and Signature Page

CERTIFICATE

Rodrigo Alves Marinho, CPG-AIPG
AMEC International (Chile) S.A.
Avda. Apoquindo 3846, 8th. Floor
Las Condes, Santiago, Chile.
Telephone: (562) 210-9500
Fax: (562) 210-9510
Email: rodrigo.marinho@amec.com

CERTIFICATE of Author

I, Rodrigo Alves Marinho, CPG-AIPG, do hereby certify that:

1. I am a Principal Geologist for AMEC International (Chile) S.A., ("AMEC") located at Ave. Apoquindo 3846, 8th Floor, Las Condes, Santiago, Chile, and have been so since January 2005.
2. This certificate applies to the Technical Report entitled Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile for Exeter Resource Corporation, effective June 6, 2011.
3. I am a member of the American Institute of Professional Geologists (CPG-10971). I graduated from the University of Sao Paulo State with a Bachelor of Engineering Degree in Geology in 1993.
4. I have practiced my profession continuously since 1993. Since then, I have been involved in various mineral exploration projects for precious and base metals and industrial minerals in Brazil, Canada, the United States, Chile, Peru, Colombia, Mongolia, Venezuela, Portugal, India, Australia, Liberia, Pakistan, Burkina Faso and Senegal.
5. As a result of my experience and qualifications, I am a "Qualified Person" as that terms is defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").
6. I have visited the Caspiche property on December 21 to 23, 2009.
7. I am responsible for Section 19-1 to 19-9, and the portions of the summary, conclusions and recommendations sections that pertain to mineral resources of the Technical Report.
8. I am independent of Exeter Resource Corporation as independence is described in NI 43-101.
9. I have been involved with the Caspiche Project during the period of October 2008 to April 2010, and have prepared the mineral resource estimate.
10. I have read NI 43-101 and this Report has been prepared in compliance with that instrument.
11. As of the date of this certificate, I have read the Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile and that part of the Technical Report that I am responsible for (Section 19-1 to 19-9) has been prepared in compliance with the requirements of NI 43-101.

Dated this 8th day of July 2011.

"Signed and sealed"

____
Rodrigo Alves Marinho, CPG-AIPG

CONSENT

Rodrigo Alves Marinho, CPG-AIPG
AMEC International (Chile) S.A.
Avda. Apoquindo 3846, 8th. Floor
Las Condes, Santiago, Chile.
Telephone: (562) 210-9500
Fax: (562) 210-9510
Email: rodrigo.marinho@amec.com

CONSENT of Qualified Person

I, Rodrigo Alves Marinho, consent to the public filing of the Technical Report titled Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile and dated June 6, 2011 (the "Technical Report") by Exeter Resource Corporation.

I also consent to any extracts from or a summary of the Technical Report in the June 6, 2011 news release titled "Exeter Completes Positive Prefeasibility Study for its Caspiche Project" of Exeter Resource Corporation.

I certify that I have read the June 6, 2011 news release that the report supports being filed by Exeter Resource Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 8th day of July 2011.

"Signed and sealed"

____
Rodrigo Alves Marinho, CPG-AIPG

24 Date and Signature Page

CERTIFICATE

Eduardo Rosselot, Mining Engineer, C.Eng., MIMMM
Pastor Fernandez 16,985
Lo Barnechea, Santiago, 771-0032
Chile
Tel. 56-2-6510800; Fax 56-2-6510890
Email: erosselot@ncl.cl

CERTIFICATE of Author

I, Eduardo Rosselot, Mining Engineer, C.Eng., MIMMM do hereby certify that:

1. I am an independent consultant and carried out this assignment as an associate consultant for the firm NCL Ingeniería y Construcción Ltda, Santiago, Chile.
2. This certificate applies to the Technical Report entitled "Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile for Exeter Resource Corporation effective June 6, 2011.
3. I am a practicing Mining Engineer, a Chartered Engineer and a member of The Institute of Materials, Minerals and Mining (C.Eng. MIMMM, Membership No. 448843). I am a professional member of Colegio de Ingenieros de Chile (Membership No. 24213).
4. I am a graduate of the Universidad de Chile and hold a Mining Engineer Degree.
5. I have practice my profession continuously since 1988.
6. As a result of my experience and qualifications, I am a "Qualified Person" as defined in the National Instrument 43-101 Standards of Disclosure for Mineral Projects.
7. I have not visited the site. However, the NCL staff has been to the site and I am relying on the information they provided to me.
8. I am responsible for the preparation of Sections 19.10 and 25.1 and parts of Sections 21 and 22 of the Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile for Exeter Resource Corporation, effective June 6, 2011.
9. I am independent of Exeter Resource Corporation as defined in NI 43-101.
10. I do not have nor do I expect to receive a direct or indirect interest in the Caspiche property of Exeter Resource Corporation, and I do not beneficially own, directly or indirectly, any securities of Exeter Resource Corporation, or any associate or affiliate of such company.
11. I have read National Instrument 43-101 and this Report has been prepared in compliance with the Instrument.
12. As of the date of this certificate, I have read the Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile and that part of the Technical Report that I am responsible for (Sections 19.10 and 25.1 and parts of Sections 21 and 22) has been prepared in compliance with the requirements of NI 43-101.

"Signed and sealed"

Eduardo Rosselot, Mining Engineer, C.Eng., MIMMM

Dated 8th day of July 2011.

Aker Solutions

CONSENT

Eduardo Rosselot, Mining Engineer, C.Eng., MIMMM
Pastor Fernandez 16,985
Lo Barnechea, Santiago, 771-0032
Chile
Tel. 56-2-6510800; Fax 56-2-6510890
Email: erosselot@ncl.cl

CONSENT of Qualified Person

I, Eduardo Rosselot, consent to the public filing of the Technical Report titled Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile and dated June 6, 2011 (the "Technical Report") by Exeter Resource Corporation.

I also consent to any extracts from or a summary of the Technical Report in the June 6, 2011 news release titled "Exeter Completes Positive Prefeasibility Study for its Caspiche Project" of Exeter Resource Corporation.

I certify that I have read the June 6, 2011 news release that the report supports being filed by Exeter Resource Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 8th day of July 2011.

____

Eduardo Rosselot, Mining Engineer, C.Eng., MIMMM

24 Date and Signature Page

CERTIFICATE

Ricardo P. Sepulveda S.
AKL Ingenieria y Geomecánica Ltda. AKL
Alfredo Rioseco 238, Providencia
Santiago, Chile
Tel. 56-2-222-9011; Fax 56-2-222-7890
Email: geomining@akl.cl

CERTIFICATE of Author

I, *Ricardo P. Sepulveda S.*, do hereby certify that:

1. I am General Manager and Principal Geotechnical Consultant of AKL Ingenieria y Ingenieria y Geomecánica Ltda. AKL, Alfredo Rioseco 238, Providencia, Santiago, Chile.
2. I graduated in Mining Engineering from University of Antofagasta, Chile, 1984.
3. I have a Post Title in Geotechnial and Geomechanical apply to the Mining from University of The Andes in 2009.
4. I am a member of IIMCH, SME and ISRM.
5. I am a Mine Safety Expert from SERNAGEOMIN, Chile, in 1986.
6. I have worked as a Mining and Geotechnical Engineer for a total of 27 years since my graduation from university.
7. I am responsible for the preparation of Item 20.1 and part of Item 22 of the Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Chile for Exeter Resource Corporation, June 30, 2011.
8. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience. I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
9. I have not had prior involvement with the property that is the subject of the report.
10. I am not aware of any material fact of material change with respect to the subject matter of the Report that is not reflected in the Report, the omission to disclose which makes the Report misleading.
11. I am independent of the issuer applying all of the tests in Item 1.5 of National Instrument 43-101.
12. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Aker Solutions

24 Date and Signature Page

CONSENT

Ricardo P. Sepulveda S.
AKL Ingenieria y Geomecánica Ltda. AKL
Alfredo Rioseco 238, Providencia
Santiago, Chile
Tel. 56-2-222-9011; Fax 56-2-222-7890
Email: geomining@akl.cl

CONSENT of Author

TO: The Securities Regulators of Each of the Provincial and Territorial Jurisdictions in Canada

I, Ricardo P. Sepulveda S., do hereby consent to the filing of the technical report titled Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Chile for Exeter Resource Corporation, June 30, 2011 (the "Technical Report") with the securities regulatory authorities referred to above.

I also certify that I do not have any reason to believe that there are any misrepresentations in the information contained within the Technical Report.

Dated this 8th day of July 2011.

"Signed and Sealed"

Ricardo P. Sepulveda S.
AKL Ingenieria y Geomecánica Ltda. AKL
Santiago, Chile

24 Date and Signature Page

CERTIFICATE

Armando Simón, Ph.D., Principal Geologist, R.P.Geo. (AIG, APGO)
Avda. Apoquindo 3846, 8th. Floor
Las Condes, Santiago, Chile.
Tel.: 56-2-957-7734; Fax: 56-2-957-7769
Email: armando.simon@amec.com

CERTIFICATE of Author

I, Armando Simón, Ph.D., P.Geo., do hereby certify that:

1. I am a Principal Geologist for AMEC International Ingeniería y Construcciones Ltda., ("AMEC") located at Ave. Apoquindo 3846, 8th Floor, Las Condes, Santiago, Chile, and have been so since January 2005.
2. I graduated from the University of Bucharest with a Bachelor of Engineering degree in Geology and Geophysics in 1974, and a Doctorate of Engineering with mention in Economic Geology in 1985.
3. I am a Member and Registered Professional Geoscientist of the Australian Institution of Geoscientists (MAIG # 3003 and R.P.Geo. # 10053, respectively). I am a Professional Geoscientist of the APGO (P.Geo. # 1633).
4. Since 1974, I have continually been involved in mineral exploration projects for precious and base metals and industrial minerals in Argentina, Brazil, Canada, Colombia, Congo, Cuba, Chile, Eritrea, Ethiopia, Guyana, Jamaica, Kazakhstan, Madagascar, Mexico, Nicaragua, Pakistan, Peru, Portugal, Romania, Russia and Vietnam.
5. I visited the Caspiche Property between May 17 and 18, 2010. I am fully responsible for the preparation of Sections 6 to 17 of the Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile, for Exeter Resource Corporation, effective June 6, 2011.
6. I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of this report. I am independent of Exeter Resource Corporation, as defined by NI 43–101.
7. As of the date of this certificate, I have read the Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile, and that part of the Technical Report that I am responsible for (Sections 6 to 17) has been prepared in compliance with the requirements of NI 43-101.
8. I have had prior involvement with the property that is the subject of the Technical Report, as I have reviewed the project information as part of the preparation of a preliminary Technical Report during 2010.

"Signed and sealed"

Armando Simón, Ph.D., P.Geo. (AIG, APGO)
Principal Geologist
AMEC International Ingeniería y Construcciones Ltda.
P.Geo. (AIG #10053; APGO # 1633)

Dated 7th day of July 2011

Aker Solutions

CONSENT

Armando Simón, Ph.D., Principal Geologist, R.P.Geo. (AIG, APGO)
Avda. Apoquindo 3846, 8th. Floor
Las Condes, Santiago, Chile.
Tel.: 56-2-957-7734; Fax: 56-2-957-7769
armando.simon@amec.com

CONSENT of Qualified Person

I, Armando Simón, consent to the public filing of the Technical Report titled Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile and dated June 6, 2011 (the "Technical Report") by Exeter Resource Corporation.

I also consent to any extracts from or a summary of the Technical Report in the June 6, 2011 news release titled "Exeter Completes Positive Prefeasibility Study for its Caspiche Project" of Exeter Resource Corporation.

I certify that I have read the June 6, 2011 news release that the report supports being filed by Exeter Resource Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 7th day of July 2011.

Armando Simon, Ph.D., P.Geo. (AIG, APGO)

25 Additional Requirements for Technical Reports on Development Properties and Production Properties

25.1 Mining Operations

The current mining plan is based on exploiting the Oxide Stand-Alone Caspiche mine by conventional open-pit mining techniques using hydraulic shovels of 22.0-m^3 capacity, front-end loaders of 19.0-m^3 capacity, and trucks with a capacity of 185-t mining in 15-m bench passes. This type of equipment is able to meet the required productivity and achieve an annual total material movement of 30 Mt.

The fleet is complemented with 10-5/8-in. to 12-1/4-in. drills for ore and waste.

Auxiliary equipment includes track dozers, wheel dozers, motor graders and water trucks.

25.1.1 Open-Pit Design

Using the resource block model, the pit slope recommendations, and the expected operating costs based on the mining and processing methods selected, an open-pit was designed, a mine production schedule was developed and the mineral reserve was estimated, as previously detailed in Item 19.10 of this report.

25.1.2 Production Schedules

A mine production schedule was developed to show the ore tonnes, metal grades, total material and waste material by year throughout of the life of the mine. The distribution of ore and waste contained in each of the mining phases was used to develop the schedule, ensuring that criteria such as continuous ore exposure, mining accessibility, and consistent material movements were met.

Table 25-1 and Figures 25.1 to 25.3 illustrates mined ore production for each mining year. The schedule is based on 22.67 Mt/a to the processing plant. The table also illustrates the total material movement from the mine by year, which peaks at 28.0 Mt during production.

Table 25-1
Mine Production Schedule

Period	Oxide Ore			Ore + Waste	Metal		Oxide Ore	Ore + Waste	Strip Ratio
	'000 t	Au g/t	Ag g/t	'000 t	Au '000 oz	Ag '000 oz	'000 t/d	'000 t/d	
Y00				3 626	-	-	-	10	-
Y01	17 272	0.449	2.170	19 660	249	1,205	48	55	0.14
Y02	22 670	0.432	1.760	27 884	315	1,283	63	77	0.23
Y03	22 670	0.374	1.445	25 827	273	1,053	63	72	0.14
Y04	22 670	0.404	1.822	28 612	294	1,328	63	79	0.26
Y05	16 459	0.411	0.930	22 419	217	492	46	62	0.36
TOTAL	**101 741**	**0.412**	**1.639**	**128 026**	**1,349**	**5,361**			**0.26**

All of the mined ore will be hauled to the primary crusher, and after the ore has been crushed and transported to a load-out silo, it will be hauled to the leach pad. Waste material will be hauled to the waste dump and to the different platforms required to construct infrastructure.

Since the intermediate and final pit configurations are wide and shallow, mine production is achievable with a minimum amount of risk. The maximum ore mining rate of 63 000 t/d is achieved in Phase 2, in Year 2, which presents no relevant operational problems.

The maximum vertical development is achieved in the preproduction period. However, the contribution of the initial three benches of Phase 2 is not significant and accessibility to the top of the Phase 2 does not present any difficulty.

Figure 25.1 – Mine Schedule


Tonnage (kt/yr)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-

	PP	Y01	Y02	Y03	Y04	Y05
Oxide Ore (kt/yr)		17,272	22,670	22,670	22,670	16,459
Waste (kt/yr)	3,626	2,388	5,214	3,157	5,942	5,960

Figure 25.2 - Mine Schedule - Total Material by Mining Phase


Tonnage (kt/d)
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
-

	PP	Y01	Y02	Y03	Y04	Y05
Ox-f01 (kt/d)	-	27.8	14.4	-	-	-
Ox-f02 (kt/d)	10.1	26.8	63.1	60.6	17.2	-
Ox-f03 (kt/d)	-	-	-	11.1	62.3	62.3

Figure 25.3 - Mine Schedule - Total Mined Benches by Mining Phases


No of Benches/yr
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-

	PP	Y01	Y02	Y03	Y04	Y05
Ox-f01 (Benches/yr)	-	7.7	4.3	-	-	-
Ox-f02 (Benches/yr)	9.0	2.4	3.6	3.6	5.4	-
Ox-f03 (Benches/yr)	-	-	-	2.3	7.0	5.7

Since the orebody outcrops to surface, the 5-month preproduction period is to provide construction material requirements only.

In order to meet these requirements, the total material moved during the life of mine varies. During the preproduction period, the construction material requirement amounts to 3.6 Mt, in Year 1 it amounts to 0.29 Mt, and finally during Year 2 it amounts to 0.44 Mt.

25.1.3 Waste and Stockpiles Storage Areas

One waste rock storage area east of the pit was designed to contain all of the waste material. The final configuration is shown in Figure 25.4.

Figure 25.4 – Waste Dump


N
Waste Dump
4345
4345
Oxide Pit
4375
200m

The overall dimensions of the waste dump are 850 m in the east-west direction by 680 m in the north-south direction, covering a total area of approximate 33.6 ha. The total height is 110 m, from 4235 m.a.s.l to 4345 m.a.s.l.

The waste dump configuration was designed according to the parameters presented in Table 25-2.

Table 25-2
Waste Dump Design Parameters

Item	OSA (º)	Batter Angle (º)	Max. Batter Height (m)	Berm Width (m)	Ramp Width @ 10% (m)
Waste Dump	30	37	150	35	30

Table 25-3 summarizes the storage capacity of the waste dump, a swell factor of 30% has been assumed, considering compaction of the material once dumped.

Table 25-3
Waste Dump Storage Capacity

Crest Elevation (m.a.s.l.)	Volume (000's m^3)	Tonnage ('000)
4345	14 10	27 000

The construction sequence of the waste dump was considered from top to bottom. The maximum height of the designed waste dump does not exceed the recommended maximum batter height so the development of the waste dump considers dumping from the crest elevation (4345 m.a.s.l).

The designed waste dump meets the total requirement of 26 Mt of waste material scheduled in the mine production plan.

The pit exit was designed to be at the same elevation as the crest elevation of the waste dump; therefore, the vertical hauling distance is mainly driven by the in pit portion.

Using NCL's in-house developed system, a construction schedule was performed for the in-pit haul sections to smooth the truck fleet requirement over time. The general applied strategy was to reduce long horizontal and uphill hauling distances to the waste dump during mining.

25.1.4 Mine Equipment

(a) General

Mine equipment requirements were based on the annual mine production schedule, the mine work schedule, and equipment annual production capacity estimates.

Table 25-4 illustrates the fleet requirements by year through the mine life. This represents the equipment necessary to perform the following duties:

- Mine and transport ore to the primary crusher point; mine and transport waste material from the pit to the appropriate waste dump.
- Maintain all the mine work areas, in-pit haul roads, and external haul roads; also maintain the waste dump
- Rehandle the ore (load, transport and auxiliary equipment) from the plant to the leach pad.

The preproduction period will be developed in 5 months to meet the construction requirement.

Table 25-4
Main Equipment Requirements

Equipment	Y00	Y01	Y02	Y03	Y04	Y05
FEL 19 m^3	1	1	1	1	1	1
Diesel Shovel 22 m^3		1	2	2	2	2
Haul Truck 185 t	5	9	10	10	10	10
Diesel Drill 10-5/8" to 12-¼"	1	1	1	1	1	1
Support Drill 6 1/2"	1	1	1	1	1	1
Bulldozer 10	1	1	2	2	2	2
Wheeldozer 834 H	1	1	2	2	2	2
Motorgrader 16 M	1	1	2	2	2	2
Water Truck 777F	1	2	2	2	2	2

(b) Production and Operating Parameters

The type and quantity of mining equipment to satisfy the mine production schedule requirements are presented in this section.

Equipment Selection Criteria

The entire mine will be diesel operated. Equipment selected for the project is for a standard truck and shovel mining operation using conventional drill, blast, load and haul with regular requirements for face and road maintenance.

Equipment selected for mining operations is shown in Table 25-5.

Table 25-5
Mining Equipment

Equipment	Characteristics	Machine Type
Drill	10 5/8" to 12 1/4"	DMM - 3 Atlas Copco
FEL	19 m^3	WA 1200 – Komatsu
Hydraulic Shovel	22 m^3	PC 4000 – Komatsu
Haul Truck	185 t	730 E – Komatsu
Bulldozer	650 HP	D10T – Caterpillar
Wheeldozer	550 HP	834H – Caterpillar
Motorgrader	300 HP	16M – Caterpillar
Water Truck	85 m^3	777 F – Caterpillar

Supplier names and equipment types are provided for orientation purposes only.

Production Requirements

The mine major equipment was selected based on the mine production requirements. Based on the schedule, 5 months of preproduction activity and 5 years of mining production activity will be required to mine to total reserves.

Work during the preproduction period will include preparing roads, bench openings and preproduction stripping. Total material mined during preproduction is 3.6 Mt.

Table 25-6 also shows the amount of ore and waste that will be handled by the mining equipment.

The maximum amount of material to be mined with a leased fleet was also adjusted to smooth the number of required trucks, as shown in Table 25-6.

Table 25-6
Mine Production Schedule

Period	Mine Production				Plant Movement
	Ore From Mine To Primary Crusher	Waste for Construction	Waste to Waste Dump	Total Rock From Mine	Ore From Crusher To Leach Pad
	('000 t)	('000 t)	('000 t)	('000 t)	('000 t)
PP		3 626		3 626	
Y01	17 272	294	2 094	19 660	17 272
Y02	22 670	440	4 773	27 884	22 670
Y03	22 670	-	3 157	25 827	22 670
Y04	22 670	-	5 942	28 612	22 670
Y05	16 459	-	5 960	22 419	16 459
TOTAL	**101 741**	**4 360**	**21 925**	**128 026**	**101 741**

Main Characteristics of Rock

Table 25-7 illustrates the material characteristics used for equipment productivity calculations. An average dry bulk density of 2.35 t/m^3 was used for ore and 2.33 t/m^3 for waste. The density values are based on the resource block model values for the various materials as tabulated from the mine production schedule.

Since high compaction is needed in the construction of the platform for the plant, a higher loose density has been considered. After swelling, 2.0 t/m^3 has been used to convert the required volume of waste material to tonnage.

Table 25-7
Material Characteristics

	Ore	Waste
Bulk Density	2.35	2.33
Material Handling Swell	30%	30%
Moisture Content	2%	2%

The material handling swell (in situ to loose tonnage) was estimated at 30%.

NCL assumed moisture content of 2%, which represents weight percent of the dry weight of the material. The density of wet loose material was used to calculate truck allowable payload limits.

All equipment production is reported in dry metric tonnes. This corresponds to the units of dry measurement contained in the computer model, the stated mineral reserves and the mine material movements are summarized in Table 25-6.

Operating time Definition

The work schedule assumes production will operate 24 h/d, 7 d/wk, 365 d/a, it is assumed that a total of 120 hours (5 days) each year will be lost due to weather conditions. All continuous operations personnel will work a 1-wk-in / 1-wk-out rotation. Operations and mining personnel will work two 12-hour shifts.

Figure 25.5 summarises the definitions used for equipment time allocation and calculation of the main operational indices.

Figure 25.5 – Operating Time Definition


Calendar Time
Available Hours
Downtime
Gross Operating Hours
Standby
Net Operating Hours
Delays

The categories used in the time model are defined as follows

Calendar time: The amount of hours in a calendar year. At 24 h/d and 365 operating days per year, the total calendar hours per year are 8,760 hours.

Available hours: Calendar time less the amount of downtime for the piece of equipment.

Downtime: When the unit is not mechanically operable. This includes all planned and unplanned maintenance.

Availability: The measure of downtime; it is expressed as Available hours divided by Calendar Time.

Gross operating hours: Available hours less Standby. The effective operating hours are used for costing purposes.

Standby: When the unit is mechanically operable but is not manned or used (e.g., schedule loss, safety meetings, meals, breaks, blasting, shift change, weather outages, power outages, etc.).

Net operating hours: Gross operating hours less delays. The net operating hours are used for determining fleet size requirements.

Delays: When the unit is operable and manned, but is not involved in production (i.e., fuelling, positioning, daily service, crusher down, drill and loader moves, shovel, walking, face preparation, highwall scaling, personal breaks, delays for blasts, operator changes and waiting on shovel).

Table 25-8 provides an example of the time calculation for the major units of equipment according to the experience of NCL and other similar operations. Equipment selection and requirement for this study will be based on this time calculation example.

Table 25-8
Time Calculation Example

CASPICHE OPERATING HOURS			Haul Trucks	Dozer	Grader	Wheel Loader
Availability						
Calendar Hours		hours	**8.760**	**8.760**	**8.760**	**8.760**
Mtce Scheduled non-work time		hours	0	0	0	0
Snow Losses		hours	120	120	120	120
Other losses		hours	0	0	0	0
Industrial losses		hours	0	0	0	0
Scheduled Hours		hours	**8.640**	**8.640**	**8.640**	**8.640**
Daily Service		hours	183	183	183	183
Weekly Maintenance		hours	312	312	312	312
Other Maintenance Shutdown		hours	148	212	212	212
Scheduled Maintenance		hours	643	707	707	707
Scheduled Availability		%	92,6%	91,8%	91,8%	91,8%
Breakdowns as % of Scheduled		%	6,9%	6,9%	6,9%	6,9%
Breakdowns		hours	596	596	596	596
BUDGET Overall Availability		%	85,7%	84,9%	84,9%	84,9%
Available Hours		hours	**7401**	**7337**	**7337**	**7337**
CASPICHE OPERATING HOURS			Haul Trucks	Dozer	Grader	Wheel Loader
Utilization						
Shift duration		hours	12,00	12,00	12,00	12,00
Shift duration		mins	720	720	720	720
No of shifts/day			2	2	2	2
Shift startup + meeting		mins/shift	15	15	15	15
Travel to /from pit		mins/shift	5	5	5	5
Travel from pit		mins/shift	0	5	5	5
Truck operator changeout		mins/shift	1	1	1	1
Equipment Inspection		minutes	5	5	5	5
Meal break		minutes	60	60	60	60
Blasting delays		minutes	5,0	15,0	10,0	10,0
Fuel/Lubrication		minutes	25	15	15	15
Manoeuvre		% of shift	0,0%	0,0%	0,0%	0,0%
Manoeuvre		minutes	0	0	0	0
Fatigue + Safety Meeting Delays		minutes	5	5	5	5
Not required		minutes	**0**	**92**	**25**	**25**
Effective Operation/Shift		minutes	599	502	574	574
Equipment Utilization		(%)	**83,2%**	**69,7%**	**79,7%**	**79,7%**
Effective Operating Hours			Haul Trucks	Dozer	Grader	Wheel Loader
Annual Hours		hours	8.640	8.640	8.640	8.640
Equipment Availability		(%)	85,7%	84,9%	84,9%	84,9%
Possible Mine Operating Hours		(%)	100,0%	100,0%	100,0%	100,0%
Equipment Utilization		(%)	83,2%	69,7%	79,7%	79,7%
Effective Operating Hours		hours	**6.158**	**5.114**	**5.849**	**5.849**
SMU (Engine) Hrs / year			**6.476**	**5.328**	**6.063**	**6.063**

To determine the number of equipment units required for the major mining fleet, the productivities calculated were based on net operating hours and mechanical availability. Annual operating hours varied due to associated availabilities. Data from Vendors and other mines in operation indicate that mechanical availability of the equipment decreases with hours worked, as shown in Table 25-9. An average mechanical availability based on the life of the fleet was assigned to replicate the availability for a fleet containing units of mixed ages.

Table 25-9
Equipment Life and Mechanical Availability

		Incremental Hours (000)								
		0 - 5	5 - 10	10 - 15	15 - 20	20 - 25	25 - 30	30 - 35	35 - 40	40 - 45
	Eq. Life Hours	Mechanical Availability (%)								
Major Equipment										
Diesel Drill Sandvik 12-14"	50.000	87%	87%	87%	87%	87%	87%	87%	87%	82%
Hydraulic Shovel 22 m^3	75.000	88%	86%	84%	82%	80%	80%	80%	80%	82%
FEL 19 m^3	42.000	92%	90%	88%	86%	84%	82%	80%	80%	80%
Haul Truck 185 t	70.000	90%	89%	88%	88%	87%	86%	86%	86%	86%
Bulldozer	50.000	88%	87%	86%	85%	84%	84%	84%	84%	84%
Wheeldozer	40.000	88%	87%	86%	85%	84%	86%	86%	86%	86%
Motorgrader	45.000	87%	86%	85%	84%	84%	84%	84%	84%	84%
Water Truck 85 m^3	60.000	88%	87%	86%	85%	84%	84%	84%	84%	84%

The performance of all drilling and loading units has been calculated on the basis of operational indices and detailed estimates of the times involved in each activity. Truck performance estimates used variable distances per period and type of material being hauled.

Main equipment hours and number of units in the fleet were calculated using the estimated performance and the materials movement requirement per period.

Equipment required to haul ore from crusher to the pads was also included in calculations and then distributed to the process capital cost area.

(c) Mine Equipment Requirement

Drilling

The drilling equipment will consist of diesel units capable to drill up to 12-1/4-in. diameter for ore and waste.

The bench production drill patterns are based on the NCL's experience for different surface gold mining projects.

There is no specific drilling and blasting study for the Caspiche project; assumptions were made based on general characteristics of the rock at Caspiche and experience at similar types of operations.

Table 25-10 presents the typical drilling parameters used for describing the drilling and blasting operations.

Table 25-10
Drilling Parameters

Pattern code	code	Ore	Waste
Drilling diameter	mm	311.2	3112
Bench height	m	15	15
Subdrill	m	1.5	1.5
Stemming	m	9.5	9
Burden	m	7	8.2
Spacing	m	8	9.4
Specific drilling	m^3/m	50.91	70.07
Redrill	%	5%	5%
Penetration rate	m/h	58	56
BCM per hole	m^3/hole	840	1,156

Controlled drilling and blasting will be practiced along the final walls in the pits. An adjustment factor of 5% was applied to account for redrilling in ore and waste. The performance of the drilling equipment was calculated using these design parameters and the previously mentioned operational indices.

Annual production capacity is estimated for each type of drill and per each period of the mine plan. Those estimated capacities per year are presented in Table 25-11.

Table 25-11
Drilling Capacity Per Year

	Ore	Waste
Availability	0.86	0.86
Utilization	0.72	0.72
Hours/shift	12	12
Shifts/day	2	2
Production rate (t/drilled m)	113.4	155.1
Production rate (t/op h)	4605	6080
Yearly requirements ('000 t/yr)	25 218	33 300

The tonnage distribution for drilling according to the type of material is estimated for the life of mine and then divided by the yearly capacity.

Loading

Primary loading in the bulk material will be performed by Komatsu PC4000 diesel-hydraulic shovels with a 29-yd^3 (22-m^3) bucket. The Komatsu WA-1200 with a 26-yd^3 (20-m^3) bucket will be used for secondary loading, rehandle and shovel support.

The productivities of the Komatsu PC4000 and WA 1200 were calculated with respect to the selected haul trucks and are shown in Table 25-12.

The tonnage distribution for loading, according to the type of material, is then allocated for the life of mine and divided by the yearly capacity for each period.

Table 25-12
Shovel and Loader Productivity Calculations

Item	Unit	Hydraulic Shovel	FEL
		Komatsu PC 4000	Komatsu WA 1200
Bucket capacity	m^3	22	19
Truck capacity	m^3	120	120
Truck capacity	t	185	185
In-situ bulk density	t/m^3	2,35	2,35
Bulk factor	%	40%	40%
Loose density	t/m^3	1,68	1,68
Moisture (%)	%	2%	2%
Fill factor	%	98%	95%
Effective bucket capacity	m^3	21,6	18,0
Wet/loose density	t/m^3	1,71	1,71
Tonnes/pass	t	36,9	30,8
Theoretical passes (volume)	-	5,6	6,7
Theoretical passes (weight)	-	5,0	6,0
Actual passes	-	5	6
Truck load	m^3	108	108
Truck load	t	185	185
Truck fill % (volume)	%	90%	90%
Truck fill % (weight)	%	100%	100%
Loader cycle time	sec	36	45
Loader spot time	sec	60	60
Load time per truck	sec	240	330
Maximum productivity	Trucks / adj. NOH	15,0	10,9
Maximum productivity	wmt / adj. NOH	2.769	2.019
Maximum productivity	wmt / GOH	2.298	1.675
Maximum productivity	dmt / GOH	2.252	1.642
Maximum productivity	wmt/a	13.799.251	10,039,948
Maximum productivity	wmt/d	37.806	27.507
Maximum productivity	dmt/a	13.523.266	9.839,149
Maximum productivity	dmt/d	37.05	26.957

Hauling

Using this information, and the mine production plan and haulage distances, for each type of material, are measured from every bench to its final destination. Separate values are obtained for transport inside the pit (from the bench to the pit exit) and outside the pit (between the pit exit and the destination: primary crusher, waste dumps or stockpile). The distances are split between ramp and horizontal transport. Average distances per year are shown in Figure 25.6.

Figure 25.6 – Estimated Distances


Average distance
Distance (km)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
PP
Y01
Y02
Y03
Y04
Y05
Y06
Y07
Y08
Y09
Distances - Loaded, Flat Interf
Distances - Loaded, Up InPit
Distances - Loaded, Down InPit

Truck speeds are determined using information from suppliers, adjusted by correction factors to allow for slower velocities at the benches and at the dumps. Speeds used for calculations are shown in Table 25-13.

Table 25-13
Average Speeds for Komatse 730E
(km/h)

Tram	Average Speeds
Loaded Uphill	10
Loaded Flat	40
Loaded Downhill	20
Empty Uphill	15
Empty Flat	40
Empty Downhill	20

Truck performances are calculated for every loading unit and period of the plan depending on the travel time (see Figure 25.7) and other fixed times of the cycle (loading according to the loading equipment used, dumping, manoeuvres, etc.).

Figure 25.7 – Travel Cycle Times for Each Origin-Destination


Cycle time
Weighted average
Oxide to Crusher
Waste to WRF
Ox-Chx to Leach Pad
Waste to Platform
Cycle time (min)
0
5
10
15
20
25
PP
Y01
Y02
Y03
Y04
Y05
Y06
Y07
Y08
Y09

An example of a truck performance calculation is presented in Table 25-14.

Table 25-14
Haul Truck Loaded by Hydraulic Shovel

	Ore	Waste
Truck Capacity (tonnes)	185	185
Bucket Capacity (m^3)	22	22
Travel Time (min)	5	7.9
Loading time (min)	3	3
Dumping and spotting time (min)	2.5	2
Cycle Time (min)	10.5	12.9
Hourly instantaneous productivity (t/NOH)	1,060	856
Efficiency	85%	85%
Hourly productivity (t/op h)	901	728
Availability	89%	89%
Utilization	83.40%	83.40%
Hours/shift	12	12
Shifts/day	2	2
Yearly capacity ('000 t/yr)	5,871	4,739

The number of trucks required is obtained by dividing the annual hauled material by the corresponding transport capacity of a truck, represented by the distribution of the hauled material to the different loading units.

Support and Auxiliary Equipment Requirements

The support and ancillary equipment can be broadly grouped into two categories, the first is equipment used to support mining operations and the second is equipment required to service and maintain the mining equipment fleet.

The major tasks to be completed by the equipment required to support the mining operation include the following:

- Waste rock storage facility maintenance
- Bench and road maintenance
- Ditch preparation and maintenance
- Drill pattern preparation / hole stemming
- Stockpile loading and rehandling
- General maintenance
- Overburden stripping and reclamation.

The number of auxiliary equipment units is determined as a function of the number of units in the main loading and hauling fleet, and the total rock movement in the pit. The relations that will be applied are:

- One track dozer for each 2.5 loading equipment and waste dump operating
- One wheel dozer on roads and cleaning around shovels
- One motorgrader for each 7 trucks
- One water truck each 100 000 t/d of rock movement.

Total Mine Fleet Required

Table 25-15 presents the number of pieces of equipment required, purchased and laid off per period.

Table 25-15
Main Equipment Requirements

	#	Y00	Y01	Y02	Y03	Y04	Y05	Y06
FEL	Eq Required	1	1	1	1	1	1	
	Eq Purchase	1						
	Eq Laid off							1
Diesel Shovel	Eq Required		1	2	2	2	2	
	Eq Purchase		1	1				
	Eq Laid off							2
Haul Truck	Eq Required	5	9	10	10	10	10	
	Eq Purchase	5	4	1				
	Eq Laid off							10
Diesel Drill	Eq Required	1	1	1	1	1	1	
	Eq Purchase	1						
	Eq Laid off							1
Support Drill	Eq Required	1	1	1	1	1	1	
	Eq Purchase	1						
	Eq Laid off							1
Bulldozer D10	Eq Required	1	1	2	2	2	2	
	Eq Purchase	1		1				
	Eq Laid off							2
Wheeldozer 834H	Eq Required	1	1	2	2	2	2	
	Eq Purchase	1		1				
	Eq Laid off							2
Motorgrader 16M	Eq Required	1	1	2	2	2	2	
	Eq Purchase	1		1				
	Eq Laid off							2
Water Truck 777F	Eq Required	1	2	2	2	2	2	
	Eq Purchase	1	1					
	Eq Laid off							2

The fleet considers crushed ore movement from the crusher to the pad, this movement requires additional trucks and graders. The costs involved in this task have to be assumed by the process plant. Distribution of the equipment to the process plant and to the mine is presented in Table 25-16.

Table 25-16
Main Equipment Requirements

Period		Y00	Y01	Y02	Y03	Y04	Y05
Hauling	Total	5	9	10	10	10	10
	Mine	5	5	6	6	6	6
	Plant	0	4	4	4	4	4
Motorgrader	Total	1	1	2	2	2	2
	Mine	1	1	1	1	1	1
	Plant	0	0	1	1	1	1
Water Truck	Total	1	2	2	2	2	2
	Mine	1	1	1	1	1	1
	Plant	0	1	1	1	1	1

25.1.5 Mine Personnel

(a) Introduction

Mine personnel includes all the salaried supervisory and staff working in mine operations, maintenance, and engineering / geology departments, and hourly employees required to operate and maintain drilling, blasting, loading, hauling, and mine support activities.

Four areas will report to the Mine Superintendent:

- Planning Leader
- Shift Supervisors
- Dispatch Leader
- Mine Maintenance Foreman.

Each of these areas will have three different personnel types:

- Overhead: personnel involved in the administration of the Mine. Supervisors, dispatch and administration personnel are included into this group

- Operators: personnel to operate the mining equipment, including major and minor and support equipment

- Mechanics: personnel for maintenance of the mine equipment.

The organizational structure is shown in Figure 25.8.

Figure 25.8 – Mine Organization


Mine Superintendent
Dispatch Leader
Shift Supervisors
Planning Leader
Mine Maintenance Foreman

Total labour is shown in Table 25-17.

Table 25-17
Total Mine Labour

	Y00	Y01	Y02	Y03	Y04	Y05
Overhead	25	42	42	42	42	42
Operators	65	93	109	110	110	110
Mechanics	42	65	79	79	79	79
TOTAL	**132**	**200**	**230**	**231**	**231**	**231**

(b) Manpower Estimates

In general, production manpower estimates are based on one person / shift / installed machine. Operators for haul trucks are estimated by the number of operating trucks. Manning for support and ancillary equipment are estimated based on the equipment and the use of multifunctional operators.

An allowance of 12% has been considered to cover vacations, sickness, absenteeism and training.

(c) Overhead Labour

Table 25-18 presents overhead labour distribution per year. Mine personnel includes all the salaried supervisory and staff working in engineering/geology departments and dispatch.

Table 25-18
Overhead Labour Per Year

	Y00	Y01	Y02	Y03	Y04	Y05
Mine Superintendent	1	1	1	1	1	1
Shift Supervisors	2	4	4	4	4	4
Dispatch Leader	1	1	1	1	1	1
Dispatcher	2	4	4	4	4	4
Cost Control and Statistics Engineer	1	2	2	2	2	2
Mine Maintenance Foreman	1	1	1	1	1	1
Mechanical/Electrical Engineer	1	1	1	1	1	1
Shop Leader	1	1	1	1	1	1
Planners	1	1	1	1	1	1
Field Supervisor	1	1	1	1	1	1
Service leader	1	1	1	1	1	1
Planning Chief	1	1	1	1	1	1
Mine Planning Engineers -short term	1	2	2	2	2	2
Cost Control and Statistics Engineer	1	2	2	2	2	2
Geotech Engineer	1	1	1	1	1	1
Surveyor	1	1	1	1	1	1
Surveyors helpers	2	4	4	4	4	4
Mine Geologists	1	2	2	2	2	2
Tech serv assistant	1	2	2	2	2	2
Geology Helper	1	4	4	4	4	4
Sampling supervisor.	1	1	1	1	1	1
Samples Man	1	4	4	4	4	4
TOTAL	**25**	**42**	**42**	**42**	**42**	**42**

(d) Hourly Labour

Mine personnel required to operate and carry out the maintenance of the equipment are listed below. The requirement is 107 during preproduction and the maximum number of personnel required during production is 189 in Year 3.

Table 25-19 presents direct labour and mechanics distribution per year.

Table 25-19
Operators and Mechanics Per Year

	Y00	Y01	Y02	Y03	Y04	Y05
Operators	65	93	109	110	110	110
Mechanics	42	65	79	79	79	79
TOTAL	**107**	**158**	**188**	**189**	**189**	**189**

Table 25-20 presents a detailed list of operators associated with the different pieces of equipment and mining activity.

Table 25-20
Operators

	Y00	Y01	Y02	Y03	Y04	Y05
Loading	*5*	*9*	*14*	*14*	*14*	*14*
FEL	5	4	5	5	5	5
Hydraulic Shovel	0	5	9	9	9	9
Hauling	*18*	*34*	*39*	*40*	*40*	*40*
Drilling	*9*	*9*	*9*	*9*	*9*	*9*
Diesel Drill	5	5	5	5	5	5
Support Drill	4	4	4	4	4	4
Ancillary	*8*	*16*	*22*	*22*	*22*	*22*
Bulldozer D10	2	4	5	5	5	5
Wheeldozer 834H	2	4	7	7	7	7
Motorgrader 16M	3	5	6	6	6	6
Water Truck 777F	1	2	3	3	3	3
Support	*25*	*25*	*25*	*25*	*25*	*25*
Backhoe 5-8 yd^3	4	4	4	4	4	4
Fuel Truck 85 m^3	4	4	4	4	4	4
Lube Truck	2	2	2	2	2	2
Support Truck	4	4	4	4	4	4
Mobile Crane	2	2	2	2	2	2
Lowboy Truck	4	4	4	4	4	4
Tire Handler 988H	2	2	2	2	2	2
TOTAL OPERATORS	**65**	**93**	**109**	**110**	**110**	**110**

25.1.6 Mine Capital Costs

(a) Mine Capital Cost Summary

The estimated mine capital cost includes the following items:

- Shop tools
- Initial spare parts
- Engineering and geology equipment
- Mine preproduction development expense.

Capital costs of the mine major and support equipment were estimated and considered as lease quotes in the operating costs.

This estimate does not include the following mine physical structures:

- Fuel and lubricant storage facilities
- The mine shop, offices, and warehouse
- Explosive storage facilities.

(b) Mine Equipment

The equipment capital estimate is based on the equipment acquisition schedule shown in Table 25-21. Prices for all major pieces of equipment have been obtained from referential values for similar recent projects, these prices are shown in the following table and include price ex factory and total cost of the equipment on site and ready to work.

Table 25-21
Prices for Mine Equipment
(USD)

Diesel Drill	2,628,283
Support Drill	625,000
Hydraulic Shovel	6,170,000
FEL	4,341,102
Haul Truck 777F	2,400,000
Bulldozer D10	1,129,187
Wheeldozer 834H	921,495
Motorgrader 16M	696,000
Water Truck	1,486,858
Backhoe	563,600
Fuel Truck	1,733,970
Lube Truck	350,000
Support Truck	204,550
Tires Handler	1,122,337
Lighting Plant	11,869

Capital costs for the above equipment have been included as lease quotes in the operating costs. Table 25-22 present the lease quote estimates by year.

Table 25-22
Lease Quote Estimate

	Loading Fleet for Year 00	Loading Fleet for Year 01	Loading Fleet for Year 02	Hauling Fleet for Year 00	Hauling Fleet for Year 01	Hauling Fleet for Year 02	Drilling Fleet for Year 00	Ancillary Fleet for Year 00	Ancillary Fleet for Year 01	Ancillary Fleet for Year 02	Support Fleet for Year 00	Support Fleet for Year 01
Total Value (USD)	4,341,102	6,170,000	6,170,000	12,000,000	9,600,000	2,400,000	0	3,253,283	4,234,140	2,183,458	2,050,682	10,391,162
Monthly Interest Rate	0.22%	0.22%	0.22%	0.22%	0.22%	0.22%	0.22%	0.22%	0.22%	0.22%	0.22%	0.22%
Leasing Years	5.2	4.7	3.7	5.2	4.7	3.7	0.7	5.2	5.2	4.7	3.7	5.2
Total months	61.8	56.9	44.9	61.8	56.9	44.9	8.9	61.8	61.8	56.9	44.9	61.8
Quote (USD)	75,263	115,623	144,632	208,047	179,900	56,259	0	56,403	73,408	40,917	48,071	180,154
Monthly Interest (USD)	5,027.72	7,142.96	7,144.68	13,898.01	11,113.85	2,779.13	0.00	3,767.85	4,903.84	2,527.77	2,374.63	12,034.71
Loan Total (USD)	4,651,857	6,576,268	6,490,630	12,859,011	10,232,119	2,524,718	0	3,486,167	4,537,238	2,327,229	2,157,248	11,135,006
Interest Total (USD)	310,755	406,268	320,630	859,011	632,119	124,718	0	232,884	303,098	143,771	106,566	743,844
Total Yearly Interest Rate	2.68%	2.68%	2.68%	2.68%	2.68%	2.68%	2.68%	2.68%	2.68%	2.68%	2.68%	2.68%
LIBOR 180	0.68%	0.68%	0.68%	0.68%	0.68%	0.68%	0.68%	0.68%	0.68%	0.68%	0.68%	0.68%
Additional Interest Rate	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Fees	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
Taxes	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
TOTAL MONTHLY QUOTE	77,521	119,092	148,971	214,288	185,297	57,947	0	58,095	75,611	42,145	49,513	185,559

(c) Mine Development and Earthworks

The following activities will be developed before pit production starts:

- Accesses and stripping of the pits
- Production and placement of construction material.

A summary of the material required for construction work is presented in Table 25-23.

Table 25-23
Construction Material Requirements

Requirement for Construction	Volume (m^3)	Tonnage (t @ 2.0 t/m^3)
Massive Mine fill (truck dump pocket / Crushing)	8 830	17 660
Massive Mine fill (first platform Leach Pad)	1 503 680	3 007 360
Basal Improvement Mine fill (e=0.5 m)	667 300	1 334 600
TOTAL	**2 179 810**	**4 359 620**

Compacted density of 2.0 t/m^3 was used to convert the require volume to tonnage.

Cut and fill for mine road construction is presented in Table 25-24.

Table 25-24
Cut and Fill for Mining Roads

Module	Volume (m^3)		Length (m)
	Cut	Fill	
Pit to Platform (4360 to 4200 m.a.s.l.)	98 025	56 355	2 139
Pit to Top bench Phase 01 (4375 to 4435 m.a.s.l.)	7 535	87 800	579
Pit to dump (4375 to 4345 m.a.s.l.)	45 469	241 647	857
Pit to Crusher (4375 m.a.s.l.)	11 971	15 392	528
Pit to Crusher (4405 to 4375 m.a.sl.)	28 273	10 441	394
Pit to Top bench (4375 to 4570 m.a.s.l.)	150 608	223 109	1 946
Pit to dump (4405 to 4345)	70 214	35 015	1 090
TOTAL	**412 095**	**669 758**	**7 533**

Pioneering works will be developed by contractors; unit rates were estimated by NCL, total costs are presented in Table 25-25.

Table 25-25
Road Construction Expenses

Item	Cost (USD)
Equipment and labour	3,214,084
Explosives	270,437
TOTAL	**3,484,522**

The preproduction period for the Caspiche oxides project is determined on the basis that enough material for construction purposes and exposing sufficient quantities of ore for crusher feed at full production is provided. The preproduction period requires 3.6 Mt of waste material and mined in 5 months. Material is extracted mainly from Phase 2. Total operating expenses for preproduction operations are presented in Table 25-26.

Table 25-26
Preproduction Operation Total Expense
(USD)

Item	Value
Total Mine	**9,724,587**
Loading	763,172
Hauling	1,819,376
Drilling	441,826
Blasting	1,428,300
Ancillary	678,963
Support	797,902
Eng and Adm	916,731
Leasing Equipment	2,878,316

(d) Other Costs

Other minor costs such as the dispatch system, computers, software, spare parts, survey and geological equipment and light vehicles has been included as capital costs.

A list of the capital costs estimate for other costs by year is presented in Table 25-27.

Table 25-27
Other Costs

Item	Unit	Prestripping	Yr01	Yr02	Total
Forklift 4,5 t	USD	62,150	0	0	62,150
Forklift 23,5t	USD	82,896	0	0	82,896
Soil Compactor	USD	237,229	0	0	237,229
Extra Bucket for Hydraulic Shovel	USD	40,000	0	0	40,000
Operations Field truck	USD	198,754	0	0	198,754
Mining - Geology Soft Ware	USD	900,000	0	0	900,000
Spare parts (6% Main Equip,)	USD	571,885	857,827	0	1,429,712
Consulting / Engineering	USD	1,000,000	0	0	1,000,000
Survey Equipment	USD	600,000	0	0	600,000
Geology & Geotechnical Equipment	USD	500,000	0	0	500,000
Tool set – Mechanics	USD	21,000	11,500	7,000	39,500
Mining Haul Roads	USD	3,484,522			3,484,522
Light Vehicles (4x4 pick up)	USD	175,000	0	0	175,000
Dispatch	USD	1,917,752	600,770	180,572	2,699,094
TOTAL COSTS	**USD**	**9,791,188**	**1,470,097**	**187,572**	**11,448,857**

Distribution of the other costs, and the mine development and earthworks to the process plant and to the mine is presented in Table 25-28.

Table 25-28
Capital Costs Distributed to Process Plant and Mine

Case		Y00	Y01	Y02	Total
Process Plant	USD		61,740		**61,740**
Mine	USD	9,791,188	1,408,357	187,572	**11,387,117**

No allowances for contingencies have been included in capital costs.

25.1.7 Mine Operating Costs

The mine area direct costs include all mine operations to feed ore to the primary crusher. All costs associated with the operation and maintenance of the mine are also included. Only blasting operations have been assumed to be carried on by contractors.

The direct costs associated to haul ore from crusher to the pads are estimated and reported separately. In the financial model, these costs are included in the process area.

Indirect costs such as safety supplies, working clothes, training, material and office supplies were estimated and are included in the mine operating costs. Food, catering, camp, transport, recreation and beverage are included in General and Administration costs.

The mine operating cost estimate incorporates costs for operating and maintenance labour, staff, and operating and maintenance supplies for each year. Operating and maintenance supplies are based on Chilean supply and include an allowance for freight and delivery to

the Caspiche site. Taxes are not included. Consumables (fuel, explosives and supplies) were calculated from expected use, unit consumptions, and allowances for minor items. Mine operating costs are expressed in USD/tonne of material (ore and waste) moved.

(a) Operating Labour

In Item 2.1.5(a), the organizational structure and total mine labour requirements were presented in Figure 25.8, Mine Organization, and Table 25-17, Total Mine Labour. Using this data, plus the Chilean high-altitudes mines pay scales presented in Table 25-29, the total labour costs were calculated and presented in Table 25-30.

The pay scales used are typical for Chilean high-altitude mines, the Caspiche pay scales are shown in Table 25-29.

Table 25-29
Pay Scales

Position	USD '000/yr
Mine Superintendent	145
Shift Supervisors	96
Supervisors and Engineers	80
Technician	47
Operators	47
Mechanics	47

The total manpower cost is presented in Table 25-30.

Table 25-30
Total Cost of Manpower
(USD)

Case	Y00	Y01	Y02	Y03	Y04	Y05	Total
Manpower	2,732,466	10,009,000	11,419,000	11,466,000	11,466,000	8,481,699	55,574,164

(b) Parts and Consumables

Consumables and wear parts unit prices were obtained from suppliers and manufacturers or from NCL's database for other Chilean mining projects.

The fuel price used is USD 0.70/L and corresponds to a projected price of USD 70/barrel F.O.B. Gulf Coast Waterborne and transformed to USD/L applying refining charges, market margin, sea and internal freight, duties and applicable supplier factors.

Table 25-31 illustrates the main consumable costs used in the study.

Table 25-31
Consumable Costs

Item	Description	Cost	Unit
Fuel	Diesel	0.7	USD/l
Tires			
FEL WA 1200	55/80R57	235,716	USD/set
Truck Kom 730E	37.00 R57	141,330	USD/set
Water Truck 777F	33.00 R51	69,680	USD/set
Wheeldozer 834	35/65-R33 XLDD2*MX L5	37,820	USD/set
Grader 16M	23.5-R25	23,561	USD/set
Drilling Accessories			
Rod		7,000	USD/each
Bits		5,005	USD/each
Top Sub		2,000	USD/each
Bit Sub		4,000	USD/each
Guide ring		3,000	USD/each
Softer		30,000	USD/each

Explosives	**Unit Price**	**FO**	**Total Cost**	Unit
ANFO (USD/kg)	0.575	0,577	0.61	USD/kg
APD 450-3N	3.54		3.54	USD/un
Delays MS y LP 70 FT.	4.21		4.21	USD/un
E-Cord 5 g/m	0.32		0.32	USD/m
Surface Connector	3.16		3.16	USD/un

Main equipment consumptions are presented in Table 25-32.

Table 25-32
Main Equipment Consumptions

Fuel	**L/h**
Drill	165
FEL	191
Hydraulic Excavator	200
Truck	Variable
Wheeldozer	65
Bulldozer	84
Water Truck	100
Grader	36
Tires	**h/set**
FEL	3,500
Truck	6,000
Wheeldozer	4,000
Water Truck	6,000
Grader	2,500
Drill Steels	m/ea
Rods	30 000
Top Sub	40 000
Bit Sub	20 000
Guide Ring	30 000
Softer	180 000

(c) Overhead Costs

Overhead costs covering items such as assaying, ore control, blasting studies, geotechnical studies and programs, and miscellaneous items such as office supplies, light vehicles, photos, and maps are presented in Table 25-33.

Table 25-33
Unit Costs for Overhead

AREA	Technical Services	Mine Operations	Maintenance
Consultants (USD/yr)	100	75,000	25,000
Training (USD/yr)	75	50,000	25,000
Photos-Maps	50		
Field Supplies (USD/man-month)	35	35	35
Office Supplies (USD/man-month)	50	50	50
Tools & Instruments (USD/yr)	30	24,000	19,200
Safety Equipment (USD/man-month)	20	20	20
Light Vehicle Fuel (l/month)	500	500	500
Light Vehicle Maintenance (USD/month)	150	150	150
Light Vehicle Tires (USD/month)	50	50	50
Software Licences (USD/yr)	100	50,000	25,000
Dispatch Licences (UD$/yr)	100		
Travel & Lodging (USD/yr)	4	4,000	2,000
Minor Assets (USD/yr)	30	30,000	30,000
Ore Control Assays (USD/sample)	20		

(d) Summary of Mine Operating Costs

The unit mining cost results are shown in Table 25-34; the table presents the total unit cost including ore movement from the crusher to the pads.

Table 25-34
Total Unit Operating Costs

Item	USD/t
Loading	0.270
Hauling	0.488
Drilling	0.100
Blasting	0.266
Ancillary	0.173
Support	0.147
Engineering and Administration	0.167
TOTAL OPERATING COSTS	**1.612**
Leasing	0.539
TOTAL WITH LEASING	**2.151**

Total operating costs per year and their distribution to plant and mine are shown in Table 25-35.

Table 25-35
Total Operating Costs
(USD)

	Y00	Y01	Y02	Y03	Y04	Y05	Total
Total Mine	**9,859,784**	**36,269,913**	**47,408,195**	**49,600,771**	**50,124,756**	**36,303,394**	**229,566,813**
Loading	763,172	4,415,639	5,993,722	8,659,414	8,915,636	5,765,181	34,512,764
Hauling	1,819,376	5,161,512	7,743,801	7,910,050	6,821,569	5,260,469	34,716,778
Drilling	441,826	1,941,035	2,762,441	2,486,313	2,934,412	2,191,280	12,757,308
Blasting	1,428,300	5,807,422	7,143,675	6,840,487	7,258,633	5,632,052	34,110,570
Ancillary	678,963	2,374,145	3,581,130	3,559,872	4,051,051	2,872,378	17,117,539
Support	797,902	3,740,700	3,859,019	3,819,988	3,819,048	2,844,523	18,881,181
Eng and Adm	916,731	4,059,228	4,477,006	4,477,246	4,477,006	2,973,681	21,380,897
Leasing Equipment	3,013,513	8,770,230	11,847,401	11,847,401	11,847,401	8,763,831	56,089,775
TOTAL MINE+PLANT	**9,859,784**	**44,489,146**	**57,414,176**	**60,035,497**	**59,453,499**	**44,108,073**	**275,360,175**
Loading	763,172	4,415,639	5,993,722	8,659,414	8,915,636	5,765,181	34,512,764
Hauling	1,819,376	9,837,619	14,023,670	14,627,972	12,220,172	9,969,081	62,497,890
Drilling	441,826	1,941,035	2,762,441	2,486,313	2,934,412	2,191,280	12,757,308
Blasting	1,428,300	5,807,422	7,143,675	6,840,487	7,258,633	5,632,052	34,110,570
Ancillary	678,963	3,178,853	4,568,343	4,537,777	5,242,053	3,944,127	22,150,115
Support	797,902	3,740,700	3,859,019	3,819,988	3,819,048	2,844,523	18,881,181
Eng & Adm	916,731	4,068,348	4,486,606	4,486,846	4,486,846	2,979,065	21,424,441
Leasing Equipment	3,013,513	11,499,529	14,576,700	14,576,700	14,576,700	10,782,764	69,025,904
TOTAL PLANT	-	**8,219,233**	**10,005,981**	**10,434,726**	**9,328,742**	**7,804,679**	**45,793,362**
Loading	-	-	-	-	-	-	-
Hauling	-	4,676,107	6,279,869	6,717,922	5,398,602	4,708,612	27,781,112
Drilling	-	-	-	-	-	-	-
Blasting	-	-	-	-	-	-	-
Ancillary	-	804,708	987,213	977,905	1,191,001	1,071,749	5,032,576
Support	-	-	-	-	-	-	-
Eng & Adm	-	9,120	9,600	9,600	9,840	5,384	43,544
Leasing Equipment	-	2,729,299	2,729,299	2,729,299	2,729,299	2,018,933	12,936,129

25.2 Mineral Processing and Plant Design

25.2.1 Introduction

The Oxides Stand-Alone Prefeasibility Study objective was to study the mining and processing of approximately 110 Mt of a near-surface gold/silver mineral resource which ultimately converted to 101.7 Mt of reserves. Project capital cost was to be kept to a minimum considering the short project life.

The general plant layout is shown in Figure 25.9.

Figure 25.9 – General Site Plan


EMERGENCY POND
PLS POND
ADR PLANT
TRUCK SHOP AREA
WASTE DUMP
OPEN PIT OXIDE
EL. 4367
LEACH PAD
CRUSHING PLANT
N 6,938,500
N 6,938,000
N 6,937,500
N 6,937,000
N 6,936,500

Based on extensive bottle roll and column leaching testwork using weak sodium cyanide solutions, a heap leach process using sodium cyanide solution was selected. Considering the steep site topography, the leaching facility is planned as a permanent valley fill heap.

A leach process simulation model was prepared to estimate the Pregnant Leach Solution (PLS) flow rate, the PLS gold and silver content, and the gold and silver production program. This model used the gold and silver recoveries and the leaching kinetic curves from the column leach results to estimate the above parameters over time. The PLS is treated in an Adsorption Desorption Recovery (ADR) plant to recover the gold from solution and convert it to a saleable bullion product.

25.2.2 Development of Preliminary Flow Sheets

As discussed in Item 18, trade-off studies into crushing circuit configurations were performed for three options. Only the preferred option, identified as Option 2, in those trade-off studies is discussed in this section.

The selection of this configuration was based on a sizing analysis of a 30-t ROM sample shown in Figure 25.10.

Figure 25.10
ROM Particle Size Distribution


100
10
10.000
100.000
1.000.000
Size (μm)
Passing (%)

The ROM ore is scalped before the primary crushing to remove fines. The high percentage of –150-mm fines in the ROM ore permitted the use of a primary jaw crusher, instead of a gyratory crusher, and the high percentage of –50 mm in the feed to tertiary screening allows a setting of the secondary cone crusher to obtain a P100 of 50 mm.

The ability of this configuration to produce a 100% -50-mm product, significantly finer than the coarser 80% -50-mm materials tested at McClelland was important. It provided added confidence in achieving similar recoveries to those seen in the 50-mm column testwork, and equally importantly, faster kinetics. Especially considering that some of the "-50-mm" columns contained as much as 35% +50 mm.

This circuit's performance was confirmed by manufacturer's modeling. The use of a jaw crusher is unusual in high throughput circuits, but is much more suited to a short-life project than the massive installation normally associated with a gyratory crusher. It is made possible by installing two vibrating grizzlies ahead of the primary crusher.

A simplified flow diagram is presented in Figure 25.11.

25.2.3 Process Plant Design and Description

(a) Plant Layout Considerations

The process plant design has taken into consideration industry norms with regard to utilization and availability in areas of high altitude and seismic risk. The engineering design considers a design factor of 1.15 in relevant areas.

The plant location is presented in Figure 25.9 and was selected to optimize ore transportation cost to the leach pad over the mine operating life. The crushing plant was positioned to reduce uphill haul for trucks feeding the leach pad from the truck loading location.

The crushing plant location was also selected, in order to minimize earthworks. Plant platforms were also designed with earthworks economy in mind, avoiding the use of a single platform for all crushing and screening stages.

Crushed ore is transported to the heap leach pad using a system which includes conveyors and storage bins. The belt conveyor systems are a maximum of 15° and the plant was designed to be compact.

The ore is trucked from the storage bins and dumped onto the pad for redistribution by a dozer. Again, the location of the storage bin has been selected to minimize truck transportation costs.

The hydrometallurgical plant was designed with the same earthworks economy principle, thus the PLS and barren solution ponds were located on top of the leach pad base. This requires the use of preproduction mine waste to form the base. The ADR plant is located near the solution ponds to reduce the installed pumping power as well as to minimize earthworks.

The emergency pond was placed below the pad waste base to collect any potential overtopping of the PLS and barren ponds.

Earthworks preparation considers stormwater and snowmelt management to divert all superficial water. Foundation considerations are taken into account for major equipment foundation designs over cut and fill areas.

Figure 25.11 – Flow Diagram


ROM
Grizzly (2)
Primary Crushing
Secondary Screening
Secondary Crushing
Valley Heap Leaching
NS
Barren Solution Tank
PLS
Adsorption Column
Elution Column
NS
Electrowinning
Smelting Furnace
Carbon regeneration kilns

The administration buildings and plant warehouse are located near the leach pad, while the mine truck shop is located between the pit and the heap leach pad. The potential for blast damage is minimized as all these facilities are located at a safe distance from the open pit.

Construction materials selected are standard carbon steel with rubber-lined sections being used for abrasive conditions. For heap leach irrigation, the primary lines are carbon steel piping and the secondary lines are of HDPE.

Mechanical equipment is fit for heavy duty and derated as appropriate for continuous operation at elevations of 4200 to 4500 m.a.s.l. Conventional conveyors have fabric belting of polyester/nylon (PN) construction; chutes and skirt boards are fabricated with minimum 6-mm-thickness plate and are lined with abrasion resistant liners with a minimum thickness of 12 mm. Liner plate and bar material have minimum 360 BHN hardness and are bolted with countersunk cap screws, with hex head nuts and lock washers. All chutes are supplied as complete units and with protective coating on the outside, liner for all contact surfaces and inspection doors as required.

Operator access is by stairs, while maintenance access is by ladder. For general maintenance, monorails provide access for a 10-t mobile crane. For occasional larger maintenance lifts, space for a 50-t mobile crane, is allowed for in the plant layout.

(b) Crushing Plant

The crushing plant consists of primary and secondary crushing circuits. The crushing plant location is presented in Figure 25.9. The crushing plant layout is presented in Figures 25.12 and 25.13.

The size of the primary jaw crusher considers an allowance to support a reasonable increase in the ROM ore maximum size or the +150-mm (6-in.) fraction in the particle size distribution. For the secondary crushing stage, an MP1000 or equivalent crusher was chosen, but a larger model MP 1250 or equivalent is available, which could absorb an increase in the +50-mm (2-in.) fraction in the feed to the secondary screen, if required.

Mine trucks with ROM ore discharge into a bin pocket. Two vibratory grizzly feeders screen out 6-in. material and reduce the throughput fed to the primary jaw crusher. Then, the combined primary crusher product is conveyed to a secondary multi-slope vibratory screen (banana screen). The screen oversize feeds the secondary cone crusher the product of which, together with the banana screen undersize, is conveyed to the heap leach truck loadout bin. Hydrated lime is also added to this conveyor to provide the bulk of the pH control required in leaching. The final crushed ore is transported to a valley heap leach by trucks and distributed by bulldozers and graders.

Figure 25.12 – Crushing Plant Layout


ROAD
ROAD
TRUCK LOADOUT BIN
EL. 4,329.000
EL. 4,345.000
EL. 4,349.000
JAW CRUSHER
TRUCK DUMP POCKET
EL. 4,368.670
L. PLATFORM
LIME BIN
CONE CRUSHER

Figure 25.13 – Crushing Plant Section


EL.4.391.010
CONE
CRUSHER
BRIDGE
CRANE
SECONDARY
SCREEN
GRIZZLY
FEEDERS
TRUCK
EL.4.368.670
L. PLATFORM.
EL.4.364.085
JAW CRUSHER
TRUCK
LOADOUT BIN
LIME BIN
BELT 6220-CV-002
BELT 6220-CV-001
TERRAIN
EL.4.349.000
EL.4.345.000
EL.4.339.000

(c) Leach Pad

The heap leach pad is located near the crushing plant loadout bin, in order to reduce transportation cost.

Due to favourable site topography, a valley fill, permanent heap leach design was selected.using 10-m-high lifts of crushed ore and 10 (L/h/m^2) irrigation rates with barren solution.

The heap leach and pond area will be scarified, shaped and lined with clay before the installation of a two impermeable HDPE membranes separated by a drainage layer. Agricultural drainage pipes and a sand and gravel layer of approximately 0.5-m thickness will then be placed on top the liners to facilitate solution removal and protect the liners from mechanical damage during loading. Barren solution will be supplied in large diameter headers that progressively feed a drip solution network on top of the stacked ore at about 1-m centres.

After 80 days of leaching, 78.0% gold recovery was estimated by modelling based on the testwork results. Leaching in one stage is considered, to produce 2880 m^3/h of Pregnant Leach Solution (PLS) with a 0.26-mg/L Au gold content as per the process simulation.

The PLS from the leach pad will be treated continuously in a carbon in column process (CIC) for the recovery of gold and silver.

(d) ADR Plant

Figure 25.14 shows the plan of the ADR plant. Carbon column configuration allows the columns to be placed outside the ADR building, thus reducing the building footprint and siding.

Figure 25.14 - ADR Plant


64900
CARBON COLUMNS
12500
Ø 7000
REFINERY
FILTERS
30000
ELECTRO
WINNING
CARBON
REGENERATION
KILN
48000

The ADR plant design is conventional for gold and silver ores without copper; however, a low copper content exists. If copper content in the circulating barren solution or PLS increases, a copper stripping process could be performed every few cycles if necessary.

The adsorption plant will consist of one line of carbon columns consisting of five columns in series. The columns contain approximately 10 t of carbon.

The gold is adsorbed on the carbon to a concentration of approximately 2000 g/t.

After the gold and silver are adsorbed, the barren solution is used as irrigation solution for ore leaching. Before delivery to the heap, the cyanide concentration is adjusted at a pH of 10.5 to 11.

The gold-loaded carbon is acid washed with hydrochloric acid to clean the activated carbon of carbonates deposited within its structure. The loaded carbon is then eluted with a strong solution of caustic cyanide at elevated temperature to recover the precious metals content. The stripped carbon passes to a thermal regeneration circuit. The gold and silver rich eluate solution recirculates through the electrowinning circuit, where metals sludge is deposited in the base of the electrowinning cells. This sludge is periodically pumped from the cells, filtered, dried and smelted in an induction furnace to produce doré bullion.

Carbon regeneration is carried out in a rotary kiln at 700°C in a reducing atmosphere to prevent the combustion of the carbon. The carbon's adsorption capabilities are restored by volatilizing the organic substances blinding its internal surfaces.

During the regeneration process, the carbon is subjected to abrasion and breakage, generating carbon fines. It is necessary to separate the fines from the carbon that returns to the CIC circuit, in order to reduce potential gold losses on this fine carbon which may escape the circuit. The carbon fines are trapped in a filter press for later disposal.

25.2.4 Water Balance and Process Water Demand

Water balance was determined using the following basis:

- 3% ore moisture as input
- 8% residual moisture in the heap leach pad as output
- 3% dynamic moisture as output. This is the difference between moisture that is in the pile while leaching and that which is retained at the end after draindown. This water consumption is considered only in the first year and the difference is considered as water recovery at the end of the life of the project.
- Evaporation in the heap was estimated in the leaching model. This evaporation is an output. The model considered an area under irrigation of 288 000 m^2 and an evaporation rate of 4 l/h/m^2.
- 6 L/d/m^2 evaporation in ponds as output.

- 250 L/d/person consumption for plant personnel as output; considering 50 people for this estimate
- 12-L/s mine water consumption (estimated by NCL)
- 15% as miscellaneous consumption.

The result can be sumarized as 77 L/s. For details see Table 25-36.

25.3 Infrastructure

The infrastructure required to provide access, water and power for the proposed mining plant was determined by Aker Solutions' Chile personnel.

25.3.1 Access

Access to the project is by 183 km of paved and gravel road from Copiapó. The initial 22 km of road running south from Copiapó through the town of Tierra Amarilla is paved highway, which connects to a 161-km gravel road that runs east-southeast to the project site. Currently, total driving time from Copiapó to site is approximately 3 hours. The main gravel road serves as a regional transportation route to Argentina and is gradually being upgraded. This route also serves the nearby Maricunga Gold Mine (Kinross Gold Corp.) and Cerro Casale gold-copper project (Kinross Gold Corp. and Barrick Gold Corp.).

25.3.2 Power Supply

The power supply for the oxides phase of the project will be supplied through a local generating station. This generating station will be composed of containerized-type units that include complete generator-sets, step-up transformer, grounding resistor, power low-voltage panel, fuel/ daily tank and auxiliary services.

The generating voltage will be 400 V and stepped up to 13.8 kV at each unit. All units will be connected to the main 13.8-kV switchgear installed in a main containerized E-room located beside the generators.

The generating station includes the units required considering capacity requirements derated for altitude (4300 m.a.s.l.) as follows:

- Installed capacity: 13 750 kW
- Quantity units: 11 (1 standby)
- Capacity by unit: 1375 kW (at 4300 m.a.s.l.)

Table 25-36
Water Balance

YEAR	ORE	INPUT	OUTPUT							Total	
		Ore moisture	Residual Moisture	Dynamic moisture	Evaporation in heap leach	Evaporation in ponds	Water for Personnel	Mine water consumptio n	Miscellaneous		
		3%	8%	3%	4 (L/d)/m²	6 (L/d)/m²	200 (L/d)/person	12 L/s	15%		
-	'000 t	m³/y	m³/y	m³/y	m³/y	m³/y	m³/y	m³/y	m³/y	m³/y	L/s
1	17 272	518 160	1 381 760	518 160	345 440	29 845	16 644	378 432	400 542	2 552 ,664	81
2	22 670	680 100	1 813 600		453 400	29 845	16 644	378 432	403 788	2 415 610	77
3	22 670	680 100	1 813 600		453 400	29 845	16 644	378 432	403 788	2 415 610	77
4	22 670	680 100	1 813 600		453 400	29 845	16 644	378 432	403 788	2 415 610	77
5	22 669	680 070	1 813 520		453 382	29 845	16 644	378 432	403 773	2 415 527	77
TOTA L	**107 95 1**	**3 238 530**	**8 636 080**	**518 160**	**2 159 022**	**149 227**	**83 220**	**1 892 160**	**2 015 680**	**12 215 01 9**	**77**

Aker Solutions

Figure 25.15 - Freshwater Pipeline Layout


FRESH WATER POND
FRESH WATER PIPELINE
~74,000 m
SALAR DE MARICUNGA

Power distribution to the different plant areas from the 13.8-kV switchgear in the main electrical substation will be by overhead lines. The electrical room also contains control, communication and protection panels, and energy metering panels for OH-lines and generating station.

The power demands required are as follows.

- Power capacity requirements 12 570 kW
- Peak power demand: 10 750 kW
- Average power demand: 9 400 kW.

The electrical power supply for the three pump stations corresponding to the freshwater system will be through a dedicated 110-kV OH-line from the switchyard located beside the generating station up to booster pumps station No. 1 a distance of 46.6 km. In this pump station, a reducer substation 110/13.8 kV has been considered, in order to feed the last pump station with 13.8 kV through an OH-line with a length of 27.4 km up to the vertical pumps station.

Power supply for the camp is considered from the main 13.8 kV switchgear though a dedicated 13.8-kV OH-Line, approximately 20 km long.

25.3.3 Water Supply

There are a number of owners of consumptive water rights within 75 km of Caspiche with capacity to supply the oxide project's needs. Exeter has assumed that it will be able to negotiate with one of these Owners for access to unused water at competitive market rates over the project's short life. The capital costs, therefore, make allowance for the short-term purchase / rental of such rights as well as headworks, pipeline and power supply for the water from a nominal distance of 75 km.

In the event of these water use negotiations not coming to fruition, Exeter has an exclusive option to purchase consumptive water rights of 300 L/s approximately 150 km from the Caspiche project. The option can be exercised by payment of a total of USD 15 million. Through consultants, Exeter has started investigations to support an application to use these rights for the Caspiche project.

The freshwater pipeline is constructed from carbon steel. Along the pipeline, there are pumping stations, in order to deliver the water to the project. Each pumping station considers one standby pump in order to ensure water supply. At the initial suction point the pumping station considers vertical pumps, while along the line booster pumps are considered. The proposed pipeline route is presented in Figure 25.15.

Freshwater is stored in a water reservoir above all mine and plant facilities and gravity fed to the project facilities.

25.4 Personnel

The labour estimate in Item 25.9, Operating Cost, does not consider senior executives (General Manager and others) who are included in G & A. Mining personnel are described in Table 25-37.

Table 25-37
Estimated Personnel Requirement

	Y00	Y01	Y02	Y03	Y04	Y05
Technical services	25	42	42	42	42	42
Operators	65	93	109	110	110	110
Mechanics	42	65	79	79	79	79
TOTAL	**132**	**200**	**230**	**231**	**231**	**231**

In the process plant, the number of people required for the preferred option is shown in Figure 25.16.

- One (1) Operations Manager
- One (1) Superintendent
- Four (4) Shift Foremen
- Fifty-two (52) Operators (process, maintenance supervisors).

25.5 Markets

Exeter expects to produce an average of 639,000 oz doré per annum depending on the oxide processing option selected. This doré is expected to contain between 85% and 90% precious metal.

In order to determine the potential market for this doré product and to ensure the best return on production, Exeter will work with a recognized expert in doré marketing to provide an initial evaluation of expected prices to be received from doré sales.

Exeter will consider only refineries which are fully accredited with the London Bullion Market Association and the Commodity Exchange of New York.

The request for quotation for purchase terms will include the following key items:

- Payable levels (%) of gold and silver content
- Deductions
- Payment terms
- Handling and transportation charges.

Figure 25.16 - Organizational Chart


Mine Manager
Admin. + Finance
Plant Supt.
Mine Supt.
Maintenance
Maintenance
Tech Services
Foreman
Foreman
Foreman
Foreman
Foreman
Foreman
Foreman
Foreman
Operators
Operators
Operators
Operators
Operators
Operators
Operators
Operators

Exeter will furthermore consider the option of selling the doré 'ex plant' so as to avoid logistical and insurance issues associated with doré transportation from the project to the refinery.

Based on current market trends in the precious metals refinery area Exeter expect off-site costs for the purchase of doré to be as shown in Table 25-38.

Table 25-38
Expected Off-Site Costs

PAYABLES:	
Au	99.90%
Ag	99.75%
DEDUCTIONS:	
T/C:per oz doré	USD 0.25
R/C:Au/oz payable	USD 0.75
FREIGHT:	
DESTINATION:	USA
FIXED:	USD 2,200/lot
VARIABLE:	USD 0.34/oz. doré up to 2000 kg.
IN-TRANSIT TIME	4 days from pick-up
PROVISIONAL PAYMENT	97% in 3 days w/3% p.a. interest

It should be noted that refineries are usually not interested in purchasing doré. They prefer returning refined metals to doré suppliers who in turn sell the metals to banks and industrial consumers through "book transfers" maintained by the refineries. It may be possible for Exeter to obtain better provisional payment terms from non-refiners.

The recommendations of the retained expert will form part of the DFS project economics going forward.

25.6 Environmental Considerations

25.6.1 Introduction

Although the project is currently at a PFS stage of development, Exeter has completed a number of environmental campaigns to generate a suitable Environmental Baseline Study (EBS). The main contractor used for the compilation of this EBS was IAL Ambiental Ltda (IAL) of Santiago, Chile.

The EBS was designed to meet relevant local and international legislation.

The environmental studies completed to date are the following:

- Environmental Impact Statement Central Caspiche Explorations (September 2007)

- Environmental Impact Statement Central Caspiche Expansion (July 2008)
- Environmental Baseline Study Caspiche Mining Project (June 2009 – June 2010)
- Water Quality Monitoring – Spring 2010 Campaign
- Water Quality Monitoring – Spring, Autumn and Winter 2011 Campaign.

A summary of each of the Impact Statements and Baseline Study are presented below. Full details can be found in the PFS,

25.6.2 Environmental Impact Statement Central Caspiche Explorations (September 2007)

The Central Caspiche Project was submitted to the Environmental Evaluation System (SEIA), which determines the existence, quantity and grade of mineral resources, mainly gold.

The exploration program required environmental approvals to permit the completion of 15 drill holes, whose objective was to validate the results of the drilling campaign carried out between 1997 and 1998 by Minera Newcrest Chile Ltd. in the same area of the project.

The main environmental aspects of the project evaluated in the presentation given to the SEIA corresponded to the following:

- Emissions to the atmosphere
- Noise emissions
- Solid waste
- Liquid waste
- Regulation on archaeological heritage
- Regulation on fuel storage.

From the environmental analysis, it was determined that the implementation of the Caspiche Exploration Project would not have a significant environmental impact on the project site, and implementation was approved (Qualified – Environmentally Favourable) through Resolution of Environmental Qualification N° 264 of November 22, 2007. This resolution certifies that the project fulfills the Environmental Regulation, including requirements regarding environmental content in the sectorial environmental permits stipulated in Articles 91 and 93 of the Regulation of the System of Environmental Impact Assessment.

25.6.3 Environmental Impact Statement Central Caspiche Expansion (July, 2008)

In 2008, the drill hole programme was expanded, and approved by Environmental Qualification Resolution of 2007. The project submitted on that occasion intended to validate and extend the results of the previous exploration and prospecting programme including that completed recently by the Company in the same sector.

The area involved, as result of the drilling campaign, was 11 ha (larger than that shown in the EIS of 2007).

The most important components evaluated in this EIS were the following:

- Flora and vegetation
- Vertebrate fauna
- Archaeological heritage
- Human environment.

The principal results of the components evaluated are as follows.

- In respect to evaluation of flora and vegetation components, no specie with conservation problems that could be affected by the implementation of the project was identified.

- From the fauna point of view, three species were identified as conservation species; Red Fox (Pseudalopex culpaeus), Guanaco (Lama Guanicoe) and Rosenmani Lizard (Liolaemus Rosenmanni). The first two species have the characteristic of being highly mobile, so are not affected by the project, nevertheless, discussions were completed with site personnel informing them of the presence of these species.

- From the archaeological point of view, one archaeological site was identified. This site will not be affected by the project. Nevertheless, and for greater security, this site was fenced off to restrict access.

- Regarding the analysis of the human environment, it is important to note that the project camp is located on land, which belongs to the Colla community, who, have accepted the installation in this area as evidenced by the fact that National Corporation of Indigenous Development (CONADI) and the Colla community have granted Exeter an easement of 1.77 ha over this area for their exclusive use. In this respect, it is important to note that the Company keeps open communication with the Colla Community, and has signed a number of operative agreements designed to allow access, prospection and development to continue unhindered.

The project was qualified environmentally favourable, through Environmental Qualification Resolution N° 057 of March 6, 2009. This document certified that the project fulfills all the applicable environmental requirements, of environmental law, including sectorial environmental permits identified in the regulation of the System of Environmental Impact Assessment.

25.6.4 Environmental Baseline Study Caspiche Mining Project (June 2009 – June 2010)

The EBS was designed to meet relevant local and international legislation. The EBS summary contains:

- Principal environmental findings
- Environmental and social issues of the project
- Socioeconomic potential impacts and closure, and
- Abandonment stage.

The studies were completed over a 12-month period and included the four seasons: spring, summer, autumn and winter (between mid-2009 and mid-2010). Seasonal water monitoring campaign in the area continues as part of the ongoing surface water quality program.

A series of methodological steps were completed to fulfill the objectives and achieve the correct characterization of the environmental elements.

(a) Principal Environmental Baseline Findings

Physical Environment: Climatic Characterization. Local Weather

The mountain range of the Atacama Region, from a bioclimatic point of view, is in a transition area, which ranges between two regimes, the first with rainfall during summer months (rainy plateau) and the second with winter rainfall and summer droughts. The general trend in the area is a desert influence with snow precipitation, and high evaporation.

Caspiche local conditions (weather station installed in camp), show an average temperature of 6.43°C, with minimum average in July of -6.24°C, and maximum average in March of 17.08°C, respectively. Wind gusts average 3.85 m/s in a north-west direction, predominantly from the north. Maximum wind intensities were recorded in September / October, and minimum in the months of April, May, June and July.

Maximum annual rainfall recorded in this sector was 23.2 mm (registered for the period 2009). Approximately 50% of rainfall is concentrated between May – June – July and the remaining 50% between the months of January and February.

Physical Environment: Main Geomorphological Units

The studied basin is located between the southern sections of the foothills of Domeyko, whose formation is associated with Nevado Jotabeche, with an altitude of 5802 m.a.s.l. The basin extends to the confluence of the Aguas Blancas River with Quebrada Seca, a distance of approximately 25-km downstream of the Nevado Jotabeche and at an approximate altitude of 3100 m.a.s.l. The Quebrada Aguas Blancas basin has a number of landforms associated with glacial and fluvial processes.

Physical Environment: Soil, Characterizations and Applications

There are clear limitations on conditions of soil formation processes in the studied area. One of the key factors corresponds to the climate variable, which severely affects the accumulation of organic matter generated by the soil, so most of the forming processes have a geological formation, either by weathering or gelifraction.

Nonetheless, there are low and flat areas, where vegetation formations have been generated (meadows and wetlands), with azonal features that have allowed the development of some soils with organic characteristics.

Soil use at the regional level is characterized by low agricultural capacity, except for the cultivated valleys of the region. In terms of land use, the greatest potential of the region today corresponds to mining.

Physical Environment: Hydrology

The Project is located in the Aguas Blancas River System, which is a tributary of the Figueroa River at an altitude of 3000 m.a.s.l. This subbasin has a runoff orientation of SE – NW and drains an area of 20 402 ha approximately. The area directly affected by the project is located at the head of this subbasin, specifically in a first order system called "Quebrada Yeguas Heladas." Exeter has developed hydrochemical characterization and analysis of water quality in the project area on a seasonal basis from mid-2009, completing a total of seven water monitoring campaigns.

The water quality shows progressive deterioration as it descends through the subbasin. High values of sulfates, total iron, total copper and pH were recorded in the middle and lower sections of the basin. These parameters substantially exceed the permitted limits for environmental standards, especially those parameters such as sulfates and total iron characteristic of sites where projects and mining processes are located.

The majority of the water sampled has high turbidity values according to its quality. To be classed as drinking water, a great deal of purification and other processes are required to meet the relevant standards.

Analysis of water sample pH identified two grades of waters; the first correspond to those categories ranging from "4" and "6"(according to Nisbet and Verneaux 1970) the qualities of these varies from neutral to alkaline neutral. The second group exhibits the most extreme behaviour, either with a sharp acidity or alkalinity.

Biotic Environment: Flora and Vegetation

The project is located in a transition zone between the High Andean Steppe Region, Sub-region Mediterranean Andes, High Andean Steppe Formation of Doña Ana Mountain Range and the Desert Region, Sub-region Andean Desert, Formation of desert steppe of El Salvador (Gajardo, 1983 and 1994).

The highest proportion of vegetation within the study area corresponds to a tall thorny shrub (height steppe) of Adesmia hystrix (rod) with a vertical structure and density (coverage) that changes according to different physiographic positions; and a herbaceous perennial strata of Stipa atacamensis (Grassland) and / or Cristaria andicola (Malvilla).

The study recorded 83 species of local flora, all of which are native. None of the species identified have known conservation problems. The sectors of water azonal vegetation (meadows and wetlands) must be considered, because these ecosystems are relevant for local sustainability, wherein the biological diversity is quite restricted.

Biotic Environment: Fauna

In parallel with the Andean desert conditions, and low and sparse vegetation, the fauna present in the studied area is scarce. The current inventory of invertebrates and / or potentially present invertebrates in the area comprised a total of 51 species, 50 native and 1 introduced. The native species include two endemic species. Of

these, there are 2 species of reptile, 40 birds (25 passerines and 15 non-passerines) and 9 species of mammals (three carnivores, one artiodactyl, five rodents and lagomorphs), 35 species were observed directly in the field during the four campaigns.

Birds are the most diverse group with 40 species, followed by mammals with 9 taxa. Despite the existence of water bodies, amphibians were not observed, they are recorded in lower areas of the basin and not in the high mountains. Almost all species are distributed in various regions of the country and there are only two species of reptiles endemic to the Atacama Region, Liolaemus juanortizi, and Liolaemus rosenmanni.

National regulations define two complementary means of defining protected species; the Regulations for Classification of Wildlife Species and the Hunting Law. None of the invertebrates recorded are cited by the Regulations for Classification of Wildlife; however according to the Hunting Law (SAG, 2008) the conservation status of species observed is as follows:

- Reptiles: *Liolaemus rosenmanni* (Vulnerable) y Liolaemus juanortizi (Critically Endangered)

- Birds: Tinamotis pentlandii (Endangered), Chloephaga melanoptera (Endangered), Vultur gryphus (Endangered), Attagis gayi (Vulnerable)

- Mammals: *Puma concolor* (Critically Endangered, SAG 2008; Near Threatened, DS 151/2006 MINSEGPRES), *Pseudalopex culpaeus* y *Pseudalopex griseus* (Near Threatened), *Lama guanicoe* (Critically Endangered) y *Lagidium viscacia* (Critically Endangered).

Colonies of Ctenomys sp. are distributed over a wide area within the project area, including the sectors of exploration, access road, meadows, and Quebrada Yeguas Heladas, and are always associated with a low scrub thorn bushes (Adesmia echinus) and tussocky grass (Stipa atacamensis).

The project area is not mentioned in either the Red Book of Priority Sites for Conservation of Biodiversity in Chile, or among those highlighted by the National Biodiversity Strategy.

Description of Socioeconomics-Cultural Environment: Demography

The regional population concentration is largely urban, 83.9% of the population in the area live in cities or towns with Copiapó and Vallenar having the largest populations.

Due to the specialization in activities related to mining and agriculture, the population is predominantly male, with a male:female sex ratio higher than the national (103.16 for the region, compared to 97.12 for the country) this situation is exacerbated in rural areas.

The district of Las Juntas, where the project is located, has a population density of only 0.091 inhabitants per square kilometre which demonstrates how sparsely inhabited the project area is. Despite the small size of the population, its presence is

important, as it is associated with the indigenous Colla communities who are dedicated to pastoral activities mainly through migration cycles.

In terms of productive activities, while at the regional level, mining is the main contributor to regional GDP activity with 39%, in terms of labour demand mining only accounts for 10% (due to the development of new technologies), a situation that is opposite to agriculture, which accounts for 19% of jobs, for a contribution to regional GDP of only 10%.

Historical and Archaeological Heritage

Information sources confirm that the project area does not contain national monuments, zones of historic or special interest, national parks or other historical or archaeological heritage sites.

The survey identified and recorded 41 archaeological items, 25 of them in the direct influence area of the project, and a further 16 in the area of indirect influence.

Anthropology

Since the exploration activities of the Caspiche Project started, Exeter has developed a relationship with the neighbouring Colla Community at Jorquera River (CCJR) and its tributaries.

Guidelines have been established which define the project objectives, and the principles of coexistence and respect for the heritage and Colla indigenous culture. Exeter and the community have fixed goals to work together via formal documents and agreements. Technical groups meet with the participation of the National Corporation of Indigenous Development (CONADI) and representatives of CCJR to discuss issues such as the environment and others.

Socioeconomic Potential Impacts

Socioeconomic impacts linked to the Project are expressed in the first instance by the location of the area, which houses 15.2% of the existing Colla people in the Atacama Region (Census 2002). In terms of direct influence of the project, the Colla Community located in the area of the Jorquera River and its tributaries are the main community impacted by the project. This community has a native-like organization covered by law 19.253 and is a legitimate interlocutor being the main population affected.

The Colla community is spread over a large area of the foothills and mountainous uplands, and also has a presence in the urban areas of the region. The communities in the rural areas have a low population density, but own an area of 10 000 ha granted adjacent to seasonal water courses. Due to their nomadic culture, employment in the area changes with the season, from lowlands to highlands, in a cycle determined by the presence and absence of snow, and the growth of the vegetation according to the changing of seasons.

Livestock farming is the main economic activity of the community, together with ancillary activities to support the local consumer base. This is reflected in each household that produces similar products for different purposes, in some cases there

is a market for the product, while in the majority of cases the product is intended for family consumption (TEPU 2001).

In the Colla Community of Jorquera River and its tributaries, there is no rural school, causing migration to urban areas. Health infrastructure is represented by a primary care clinic providing a monthly round of medical and dental care.

Possible local impacts expected from the analysis of the foregoing subparagraphs regarding Article 8 of the Regulation of Environmental Assessment System are as follows.

- Impact on meadows and wetlands of the area, and associated fauna, essential for economic and ancient-cultural development of the Colla people. This is due to the high pressure which mining projects such as Caspiche and others in the area would subject the territory to as they are developed and operated.

- Increase in atmospheric emissions of suspended material produced by the activities of the mining process and vehicular traffic. This may eventually affect people in the immediate area (primary standard of air quality), as well as flora and fauna (Huasco secondary reference standard). This negative impact may be mitigated through the implementation of measures to control emissions.

- Increase of traffic flow which could result in the death or injury of animals or members of the community. This can be mitigated by speed control and strict monitoring of internal driving rules of the company and national regulations in force.

- Impact on the quality and quantity of water resources due to intensive use. The company provides sustainable exploitation of this resource through a secure flow of water approved by the competent authority. The water source to be used assures there is no significant impact on the current users.

- Impact on winter and summer grazing areas that feed the animals as a product of high traffic of light and heavy vehicles, water use, and mining activity.

- Impact on archaeological sites that could eventually be given the status of ancestral occupation of the territory. These sites may be affected by mining activity. To ensure that the archaeological history of the area will not be impacted by future mining infrastructure, the company should rescue materials to be impacted (Law 17.288; Ministry of Education (MINEDUC).

- Impact on local economic activity. The loss of territory for the migration and grazing of livestock and possible impact of meadows and wetlands used for summer pasture and winter activities that serve for care and feeding of livestock will have a negative impact. Development of the Project will generate a significant positive impact on employment levels and the local economy factor.

The conclusions reached are that all effects or impacts noted above and related to the different sections of Article 8 of the RSEIA1, imply a significant change in the livelihood and customs of the human groups inhabiting the territory.

Closure and Abandonment Stage

In Chile, there are clear and precise rules regarding the closure of mining facilities (Regulation on Mine Safety No. 72. section X), which indicate the activities required to carry out the closure of a mining project. The following is a summary of the objectives of the Regulation, as well as the activities listed.

- Ensure that the remaining facilities will not affect human health or degrade the environment.
- Ensure maintenance of physical stability and that the areas affected by mining activities are in stable condition at the closure of the project.
- Ensure the maintenance of stability associated with chemicals in the long term, in order to reduce effects on biological diversity and to avoid endangering public health and safety.
- Ensure environmental components, both surface and underground are not affected as a result of the closure (water, air, soil, etc.)

(b) Summary of Main Environmental and Social Issues for the Project

From the Environmental Baseline Study completed, it is possible to conclude that the points of sensitivity of the project site area correspond to the following.

- The data obtained from geological components, water quality and climate and weather indicate the possible generation of acidic water. This is mainly due to strong presence of volcanic origin and sulphur in the composition of the rocks in the Basin of Aguas Blancas River.
- The results of the analysis of water indicate a progressive deterioration of water quality as the water flows downstream to the subbasin, highlighting elevated values of sulfates, total iron, total copper and pH. This is important because the project will be located in the upper basin.
- The existence of threatened fauna in the area of influence of the project.
- Flora and vegetation, are relevant to the functioning of ecosystems, especially those relating to water azonal vegetation (meadows and wetlands), the project execution plan must take measures to reduce the risks to these communities.
- In landscape and scenic resource, the most important point is the current proposed Sendero de Chile route where the mine activities would have an impact on the area's current visual quality with a resource loss or significant alteration of the landscape and / or touristic values. Mitigation or compensation measures in the future must be considered. In respect to an eventual modification of the route,

1 RSEIA Reglamento Sistema de Evaluación de Impacto Ambiental. Regulation of Systems of Environmental Assessment

whereas there is still no infrastructure built and considering that the proposed route corresponds to a stretch of low load occupation, it is recommended that a proposal is submitted to the Foundation Sendero de Chile to modify the current path to bypass the project area. A modification would be based on an assessment and a proposal of an alternative stretch, indicating the comparative advantages over the current stretch, and may even propose the development of small infrastructure components such as signs or viewpoints.

- The eventual overload on the infrastructure systems of major urban centres is the most important issue with regard to equipment and infrastructure components.

- Archaeological sites identified are unique evidence of past activities and correspond to national monuments, it is necessary first to avoid development of any type of work that can generate partial or total destruction of the sites and make all efforts to ensure their preservation.

- Finally, the anthropological issue must take into account the existence of two camps that are used during the summer by some family groups of the Colla community. Although they are not permanently inhabited structures it should be considered that these areas are significant to the Colla lifestyle and their nomadic character. The same consideration should be given to the meadows and slopes that can be found along the gully of the Aguas Blancas River and are used throughout the year by the flocks and herds that community members keep in the gully.

25.7 Capital Cost Estimate

25.7.1 Summary Capital Cost and Estimate Basis

Table 25-39 summarizes the capital costs estimate for the project including the mine area capital costs for prestripping.

Table 25-39
Capital Cost Estimate Summary

Capital Costs (USD)	Option 2
General	9,908,643
Mine Area	22,033,589
Oxides Crushing	22,621,686
Leaching	44,435,032
Adr Plant	19,394,283
Reagents Oxides	1,476,315
Infrastructure	3,480,316
Energy Supply	35,806,068
Water Supply	40,985,849
Plant Contingency	57,423,454
Mine Contingency	975,788
Inidirect Costs	77,041,181
TOTAL	**335,582,210**

This magnitude estimate is based on information developed during the prefeasibility engineering phase of the Caspiche Project. Full detail of the capital cost estimate can be found in the PFS, Appendix B.

(a) Scope of Estimate

Cost Scope	The estimate includes direct costs, provisions and contingencies. The net cost includes process equipment; materials, construction equipment; contractor labour including contractor direct and indirect costs; overheads and utilities. The project indirect costs include the engineering, procurement, and construction management (EPCM), phases Feasibility and Detail Engineering.
Estimating System	The Aker Solutions' Estimating System (EST6) is used to calculate the capital costs.

(b) Accuracy of the Estimate

The purpose of this estimate is to define the total cost of the project in order to verify its economic viability. The estimate, per Aker Solutions' estimating procedures, is a Type 1 "Magnitude", estimate with an accuracy of ±25% to ±35% with a 90% probability of occurrence. The Type 1 estimate is similar to The Association for the Advancement of Cost Engineering (AACE) Class 4 estimate.

The estimate costs are based on the following:

- Critical Equipment List
- Equipment budgetary quotations
- Preliminary physical material take-offs
- Aker Solutions historical and current data
- Cost information from construction contracts by Chilean contractors.

(c) Reference Documents

The following reference documents are used for the estimate:

- Preliminary Process Design Criteria
- Preliminary Process Flow Diagrams
- Preliminary material and equipment specifications
- Critical Equipment List Mechanical, Rev. P
- Critical Equipment List Electrical, Rev. P
- Civil sketches
- Sketches concrete and structural steel
- Typical electrical single-line diagram
- Piping sketches
- Preliminary site plot plans
- Preliminary drawings of plant
- Approximate topography drawings, as provided by Client
- Budgetary quotations
- Approximate mine geotechnical study reports as provided by consultants
- Preliminary mine plans by consultants
- Preliminary engineering material take-offs
- Historical data (Aker Solutions)
- Reference of local labour rates
- Preliminary Project Master Plan
- Preliminary consultant information.

(d) Estimate Allowances

See Table 25-40 for percentages used for Growth Factor Allowances for each discipline.

The estimate includes growth factor allowances for the following.

- Design Growth Factor: The design growth factor allowance accounts for increases in quantity growth due to continuing design development and refinement.

Table 25-40
Growth Factors – Cost Adjustments

	Commodity	Unit	Design Engineering Net Quantity of Following Items	Design Growth Factor	%	Construction Growth Factor	%	TOTAL
1a	Site, Earthworks, and General Improvements	m^3	Platforms, Roads, Tunnels, and Dykes	Excavations not identified and miscellaneous	15%	Double handling and re-excavation due to on-site modifications	5%	20%
2	Concrete	m^3	Equipment and Building Foundations, Slabs on Grades, Elevated Slabs , Walls, and Columns	Miscellaneous concrete	10%	Pour losses, broken concrete, and repairs	5%	15%
3	Structural Steel	m	Light, Medium, and Heavy Structural Steel	Structural steel not identified	10%	Repairs and modifications	5%	15%
4	Buildings / Architectural	m^2	Building Finishes	Items not identified	10%	Installation losses, and damage	5%	15%
5a	Process Equipment	ea	Conveyors, Pumps, etc.	Equipment quantity changes	3%	Field modifications	1%	4%
5b	Electrical Equipment	ea	MCCs, Switchgear, Transformers, etc	Equipment quantity changes	6%	Field modifications	2%	8%
5c	Chutes, Bins, Launders, Tanks and Plateworks	ea	Metal and plate work associated with process equipment	Capacity design refinements	15%	Field modifications	5%	20%
6	Electrical	m	Cable Trays, Conduits, Cable, etc.	Routing changes and miscellaneous	10%	Field run changes, installation losses, and damage	9%	19%
7	Instrumentation	m	Instruments, Stands, Tubing, etc.	Routing changes	NA	Field run changes, installation losses, and damage	NA	13%
8a	Pipelines	m	Pipelines	Routing changes	15%	Field run changes, installation losses, and damage	5%	20%
8b	Valves	EA	All Valves	Piping design changes	5%	Field Run changes, installation losses, and damage	4%	9%

- Construction Growth Factor: The construction growth factor allowance covers additional quantities due to losses, damages, repairs, and modifications to material and equipment made during construction.

The Growth Factor Allowances for design and construction are derived from Aker Solutions' historical data and agreed upon by estimating, engineering, and the Client.

(e) Miscellaneous Material Allowance

Miscellaneous material allowances are made for items needed to complete the project, but likely not included in the material take-offs. Miscellaneous material allowances appear as a line item in the direct material cost. Examples of miscellaneous materials are labelling, touch-up paint, nuts and bolts, electrical tape, and tie-wraps.

(f) Specific Item Allowance

The specific item allowance covers items required to finish the project, but lack definition or are in the preliminary stage of development. For example, if heat tracing design is not complete and quantities have not been determined, the responsible discipline engineer and estimator will jointly agree on an allowance to cover the anticipated cost of the material and installation.

(g) Take-Offs and Pricing

Material take-offs (MTOs) were prepared by each responsible engineering discipline. The responsible discipline estimator reviewed and confirmed quantities supplied on the MTOs. Material take-offs by engineering are net quantities. Growth Factor Allowances were applied to labour, equipment usage, process equipment, and material costs by estimators in accordance with Table 25-41.

(h) Process Equipment and Material Prices

The source of equipment and material pricing is listed in the EST6 Estimate Detail Report.

(i) Site, Earthwork and General Improvements

The site earthwork and general improvements take-offs were based on the preliminary civil sketches. Material take-offs were prepared by Aker Solutions civil engineers industry standard software (In Road) and spreadsheets. Quantities derived from material take-offs were reviewed by both the responsible civil engineers and estimators. In general, the areas requiring mass earthworks will be mass excavated and then backfilled with suitable fill. The estimate also assumes that suitable fill material will be found on-site and used for common and structural backfill. Material take–offs are net quantities.

Pricing

Unit prices are based on labour, material, and subcontract costs from construction contracts of similar projects. If pricing information from construction contracts was not available, Aker Solutions in-house cost data was used.

Concrete

Concrete quantities were determined from preliminary material take-offs prepared from preliminary sketches of concrete by Aker Solutions civil engineers. Material take–offs are net quantities.

(j) Steel

Take-Off

Structural steel take-offs were obtained from the preliminary structural steel drawings. The take-offs were developed either with Aker Solutions corporate software or manual take-offs by Aker Solutions structural engineers. The structural steel take-offs categorizes structural steel by the following weight classifications: Extra Heavy, Heavy, Medium and Light. Steel structures items such as grating, handrails, and stairs, etc., are identified separately. Material take–offs are net quantities.

Building / Architectural

Aker Solutions' engineers prepared take-offs for roofing and sidings of site buildings. Doors, gates, and finishing for the buildings are factored. All other miscellaneous buildings are priced on a dollar per square metre basis using Aker Solutions historical data.

(k) Process Equipment

The scope of supply for each item of equipment is defined in the equipment specifications and the mechanical, electrical, and instrumentation critical equipment lists.

Pricing

Aker Solutions has received budgetary quotations for approximately 40% of the process equipment for the Caspiche Project. Process equipment pricing is based on budgetary quotations and includes the addition of engineering development and growth factor allowances. Pricing for the remaining process equipment is from in-house database.

Installation

Equipment installation costs are based on Aker Solutions' in-house data for the region. The process equipment erection data was obtained from recent or ongoing projects of similar process type and geography. A small amount of the process

equipment installation costs, for example tanks, were based on preliminary definitions by weight of plate works per tonne.

(l) Electrical

Electrical material take-offs were prepared by Aker Solutions' electrical engineers, based on preliminary design single-line diagrams. Material take–offs are net quantities.

(m) Instrumentation

The material take-offs for instruments and control valves were factored by mechanical process equipment.

(n) Piping

Piping material take-offs were based on preliminary layout sketches. Material take–offs are net quantities.

(o) Construction Labour Cost

Labour Rates

The source for craft base wages was Chilean construction contractors and historical data from Aker Solutions offices in Santiago, Chile. The crew composition was prepared based on Chilean practices for similar projects.

For the estimate, a shift rotation of 14 days on-site working 12 hours per day, then 7 days off was used. The labour rates are "all-in" rates and are expressed in US dollars.

Unit Man-hours and Productivity

Unit man-hours used for the estimate are from recent Aker Solutions' projects in Chile. Site-specific conditions considered for productivity includes, but are not limited to: altitude, weather, skills availability, and camp distance construction equipment usage.

The construction equipment usage costs for the Caspiche Project includes fuel and maintenance. The equipment usage costs exclude equipment operators. The costs for equipment operators are incorporated into the unit man-hour rate of the work performed. Unit man-hours rates are based on Aker Solutions' historical data for the region.

(p) Engineering, Procurement and Construction Management

Engineering

Engineering includes Feasibility, Basic and Detail Engineering, drawing production, document control and all other activities required to complete the detailed engineering necessary to finish the project. Home office engineering services include project management, engineering, cost engineering and scheduling, estimating support, accounting and construction contract planning.

Procurement

Procurement includes purchasing from local Chilean, as well as off-shore sources. At the time of the prefeasibility estimate, approximately 40% of budgetary quotations have been issued. Procurement responsibilities include: purchasing enquiries; negotiating terms and conditions; placing purchase orders; providing logistics and traffic control; expediting equipment and materials; inspecting purchased equipment and materials.

Construction Management

The estimate for construction management was developed based on the construction master plan and preliminary construction execution plan. Construction management costs were estimated using a preliminary and basic construction management organization chart. The estimate also includes field expenses for construction management personnel. Field expenses include travel, relocation, and the cost to return home.

Temporary Construction Facilities

Temporary construction facilities and infrastructure are included in the estimate as an indirect cost. The type and size of the construction facilities have been identified in accordance with the preliminary construction execution plan. Construction facilities and infrastructure costs have been estimated by using factorized cost based in Aker Solutions' historical data and combined with the preliminary execution plan.

Temporary Site Utilities

Temporary site utilities are included in the estimate as an indirect cost. Examples of temporary site utilities include:

- Generators
- Fuelling stations
- Temporary water supply
- Communication equipment.

Catering and Lodging

Catering and lodging for direct activities were included in the labour cost. Catering and lodging costs for indirect personnel were estimated based on manpower projections during the construction phase of the project. Catering and lodging costs include daily meals and lodging for construction personnel. Costs for catering and lodging were developed from historical data for the region.

Vendor Representatives

The Vendor cost was factored by the cost of Process Equipment supply.

Start-up Spares

The cost for start-up spares are entered as a single-line item in the indirect costs as a factored cost from the process equipment cost.

Capital Spares

The cost for capital spares are entered as a single-line item in the indirect costs as a factored cost from the process equipment cost.

Start-up Assistance and Precommissioning

Start-up assistance and precommissioning costs have been included in the indirect costs. Start-up and precommissioning costs include craft labour support, field engineering, and supervision. Costs for these activities were defined as a factor of cost of process equipment.

First Fill

First fill consists of supplying chemicals and lubricants for the plant and process equipment, which are required for process plant start up. The first fill cost was factored by cost of process equipment supply.

Third Party Engineering Services

Third party engineering services include specialized engineering, testing, and inspection services. These items are included in the indirect portion of the estimate. Costs for third part engineering services were defined by Aker Solutions using historical data procedures or benchmarking.

Freight Cost

The freight cost includes inland freight, port handling, forwarding fee, ocean freight, duties and local freight. Cost for the contract is included in the indirect costs. The freight cost was factored by cost of material and process equipment supply both local and foreign.

(q) Contingency

The contingency is an amount added to an estimate to allow for unforeseen events, conditions, or occurrences that experience indicates will likely happen during a project. Typically, the amount of contingency applied to a project is determined by statistical analysis or judgment based on the experience with similar projects. Statistical analysis was used in the estimate to calculate contingency using the software @Risk Version 4™. @Risk Version 4™ is software that uses the Monte Carlo method to simulate probable project cost outcomes. The following events were excluded from contingency analysis:

- Scope change
- Substantial design change

- Force majeure events
- Acts of war
- Labour conflicts
- Change in execution plan
- Insurance deductibles
- Escalation
- Currency effects
- Change in mechanical soil conditions.

(r) Exchange Rates

The exchange rates used in the estimate are based on the exchange rates for March 16th, 2011 (see Table 25-41).

Table 25-41
Exchange Rates. Source: Banco Central de Chile

CURRENCY	(A)	(A)/USD	USD/(A)
Canadian dollar	CAD	1.03242	0.96620
Chilean peso	CLP	483.6568	0.00207
Chinese yuan	CNY	6.5905	0.15173
Euro	EUR	0.716	1.39665
Japanese yen	JPY	80.99	0.01235
US dollar base	USD	1	1

(s) Taxes

All taxes are excluded from the estimate. Exclusions include sales tax, business taxes, VAT, etc.

(t) Insurance

The insurance required by construction and services contractors is included in the contractor costs. The general insurance strategy for the installations and "umbrella" type cover by the Owner, in agreement to the project definitions, are considered as "Owner Costs" and are excluded from this CAPEX Estimate. The insurance of services and EPCM contactor are included in the services costs.

(u) Escalation

Escalation for labour, process and construction equipment, and material is excluded from the estimate.

(v) Exclusions

The following items are excluded from the definitive estimate:

- Force majeure events (weather, etc)
- Owner's costs

  (Owner's costs have been estimated by Exeter at approximately USD 35,000,000. This number will be further reviewed and better quantified as the project proceeds.)

  - Owner's staff
  - Mining and prestripping costs (NCL)
  - Mine development models costs (NCL)
  - Pre-operation costs
  - Foreign technical visits costs (for management team)
  - Operational capacitating costs
  - Audits costs
  - Umbrella insurances costs
  - Environmental mitigation costs
  - Sunk costs
  - Community relations
  - Geotechnical cost for change in mechanical soil definition
  - Security services during construction
  - Mining cost/equipment
  - Mining cost contingency
- Owner's contingency
- Escalation
- Working capital
- Finance cost
- Taxes
- Exchange rate fluctuation
- Land acquisition
- Construction utilities (purchased water and power)
- Operational cost
- Closure and reclamation cost
- Relocation of the existing communities

- Permits
- Operating manuals.

25.7.2 Mine Capital Cost

Mine capital costs are summarized in Table 25-42.

Table 25-42
Mine Capital Costs
(USD)

Y00	Y01	Y02	Total
9,791,188	1,408,357	187,572	11,387,117

25.8 Operating Cost Estimate

25.8.1 Mining

The mine operating costs including ore and waste movement plus ore movement from the crusher to the leach pads were estimated in Item 25.1.7, Mine Operating Costs and summarized in Table 25-34, Total Unit Operating Costs. The total unit operating costs, with leasing, was USD 2.151/t ore waste moved including ore from the crusher to the pads.

The unit operating cost were then adjusted to provide a (mining) unit operating cost per tonne of ore processed. These cost are presented in Table 25-43*.

Table 25-43
Mine Operating Costs in US Dollars Per Tonne of Ore Processed

Operation	USD/t
Loading	0.33
Hauling	0.32
Drilling	0.12
Blasting	0.32
Ancillary	0.16
Support	0.18
TOTAL OPERATING COSTS	**1.43**
Leasing	0.52
TOTAL WITH LEASING	**1.96**

*Note: In Table 25-43, the adjustments include the fact that the premining costs (i.e., stripping) have been removed from the mine operating cost estimates to the capital cost estimates. As well, Engineering and Administration have also been removed and included in the overall General and Administration cost estimates as presented in Table 25-45.

25.8.2 Processing

(a) Basis Estimates

The process plant was organized by areas as follows:

- Crushing
- Leaching (dump or heap leach)
- ADR Plant
- Infrastructure (this area includes freshwater and power supply)
- Contingencies.

For each area, the following cost elements were considered:

- Labour
- Energy
- Reagents
- Maintenance
- Contracts
- General and Administration (G&A).

(b) Labour

The labour estimate does not consider senior executives (General Manager and others) who are included in G&A. The estimate for labour necessary in the plant is:

- One (1) Operations Manager
- One (1) Superintendent
- Four (4) Shift Foremen
- Fifty-two (52) Operators.

This labour structure was used for the OPEX estimate for all three options.

Labour rates for operators and superintendent were considered as follows:

- Manager: USD 220,000/yr
- Superintendent: USD 145,000/yr
- Shift Foreman: USD 80,000/yr
- Operator: USD 47,000/yr.

Labour rates includes salaries, vacations, social laws, insurance, personnel safety protection, transport, camps, catering and all expenses necessary to maintain operations personnel.

(c) Energy

Energy consumption was estimated based on the power used by the equipment. The energy rate considered is USD 203/MWh, this value considers energy supplied from Owner on-site power generation station.

The energy consumption was estimated yearly and the details for each case are included in document numbers 1000-T-CE-001, 5000-T-CE-001 and 6000-T-CE-001.

(d) Maintenance

Maintenance costs for the crushing and ADR plant have been estimated as 5% of the direct cost of the equipment. In the leaching process the most significant maintenance cost corresponds to the barren pumps, which has been estimated as 20% of the cost of pumping energy.

(e) Contracts

The PFS considered two main contracts:

- Ore transport from crushing to heap: was estimated with NCL support, in order to use the same basis estimates used in the mine transport
- Irrigation system supply: was considered as USD 4.76/m^2, value obtained from similar projects (all in).

(f) Results

The resulting estimate for the preferred option is presented in Table 25-44.

Table 25-44
Process Operating Cost in USD Per Tonne of Ore Processed

Operation	USD/t
Crushing	0.16
Leaching	2.10
ADR Plant	0.23
Infrastructure	0.16
Contracts	0.75
TOTAL	**3.39**

25.8.3 General and Administrative Cost

General and Administrative (G&A) costs for this project was estimated as 10% of the total value, including overhead.

This value considers the administrative costs of the process plant, laboratories and warehouse. It also includes contracts for services such as office and industrial cleaning and others that may be required.

25.8.4 Contingencies

Exeter has requested for this project not to include contingencies for the OPEX estimate.

25.8.5 Total Operating Costs

The total operating costs per tonne of ore processed is provided in Table 25-45.

Table 25-45
Total Operating Costs Per Tonne of Ore Processed

Operating	USD/t
Mining	1.96
Processing	3.39
G&A	0.53
TOTAL	**5.88**

Silver credits can be considered for the OPEX estimate, in this case, the results are shown in Table 25-46.

Table 25-46
Operating Cost Estimate Including Silver Credits

Unit	Year 01	Year 02	Year 03	Year 04	Year 05	Total
USD million/yr	92.5	118.1	123.2	121.2	96.2	551
USD/t	5.4	5.2	5.4	5.3	5.8	5.4

25.9 Economic Evaluation

25.9.1 Base Case

The cash flow for the economical evaluation was considered with OPEX (Item 25.8), CAPEX (Item 25.7) and Revenue. This cash flow was prepared annually, considering Year 1 as operating start. Year 0 was considered as the period for capital investment.

The revenue was estimated with the Production Program estimated for the project. Production program was included for each case in document numbers 1000-T-CS-002, 5000-T-CS-002 and 6000-T-CS-002. Metal prices considered in the revenue estimate are:

- Gold: USD 1,320.33/oz
- Silver: USD 25.80/oz.

Revenue summary for each alternative is presented in Table 25-47.

Table 25-47
Gold and Silver Revenue

Year	Gold Production oz/yr	Gold Price USD/oz	Gold Revenue USD/yr	Silver Production oz/yr	Silver Price USD/oz	Silver Revenue USD/yr
1	170,170	1,320	224,680,963	358,493	25.80	9,248,704
2	239,206	1,320	315,832,059	432,843	25.80	11,166,855
3	216,744	1,320	286,174,297	367,845	25.80	9,489,987
4	227,546	1,320	300,436,098	439,834	25.80	11,347,227
5	198,352	1,320	261,890,449	223,763	25.80	5,772,840

For the preferred option, the following economic indicators were estimated:

- Net present value (NPV)
- Internal rate of return (IRR)
- Payback period.

Economic evaluation was prepared considering a 5% as an internal discount rate.

Results for the economic evaluation are summarized in Table 25-48

Table 25-48
Economic Analysis Summary

Revenue (USD million)	CAPEX (USD million)	OPEX (USD million)	NPV (USD million)	IRR %	Payback Years
1,241.0	335.6	517.6	329.5	34.4	3.2

25.9.2 Taxes

No taxes were considered in the economic evaluation. **However, the royalty owing to Anglo American has been accounted for and deducted appropriately.**

25.9.3 Sensitivity Analysis

A sensitivity analysis was developed for NPV and IRR considering a gold price variation ±10% and is summarized in Table 25-49.

Table 25-49
Sensitivity Analysis

Price / Option	NPV (USD million)	IRR %
Base Case -10%	213	24.8
Base Case	329	34.4
Base Case +10%	446	43.5

Additionally, a sensitivity analysis for NPV was developed considering changes in gold recovery, CAPEX and OPEX. These results are shown in Figure 25.17.

Figure 25.17 - NPV Sensitivity Analysis


NPV (MUS$)
600
550
500
450
400
350
300
250
200
-15%
-10%
-5%
0%
5%
10%
15%
Delta
OPEX
CAPEX
RECOVERY / GOLD PRICE

26 Illustrations

All illustrations are included in the text.